As filed with the Securities and Exchange Commission on December 6, 1999.
                                                     Registration No. 333-91085
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                             VIGNETTE CORPORATION
            (Exact Name of Registrant as Specified in its Charter)

           Delaware                         7372                       74-2769415
 (State or Other Jurisdiction
              of                (Primary Standard Industrial        (I.R.S. Employer
       Incorporation or
         Organization)           Classification Code Number)     Identification Number)

                          901 South Mopac Expressway
                              Austin, Texas 78746
                                (512) 306-4300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ---------------

                               GREGORY A. PETERS
                                 President and
                            Chief Executive Officer
                             Vignette Corporation
                          901 South Mopac Expressway
                              Austin, Texas 78746
                                (512) 306-4300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ---------------

                                  Copies to:

               BRIAN K. BEARD                                    ALAN DEAN
              ANTHONY M. ALLEN                             Davis Polk & Wardwell
          Gunderson Dettmer Stough                          450 Lexington Avenue
    Villeneuve Franklin & Hachigian, LLP                  New York, New York 10017
  8911 Capital of Texas Highway, Suite 4240                    (212) 450-4000
             Austin, Texas 78759
               (512) 342-2300

                               ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
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
                                           Proposed       Proposed
 Title of Each Class of                    maximum       aggregate      Amount of
    Securities to be      Amount to be  offering price    offering     registration
       Registered        registered(1)   per share(2)      amount         fee(3)
-----------------------------------------------------------------------------------
Common Stock, $0.01 par
 value..................   2,875,000       $105.00      $301,875,000     $79,695
-----------------------------------------------------------------------------------

-------------------------------------------------------------------------------

(1) Reflects a two-for-one split of Registrant's common stock paid on December 1, 1999.

(2) Estimated solely for the purpose of computing the aggregate offering amount pursuant to Rule 457(c).

(3) $68,591 of such fee was previously paid upon the filing of the initial registration statement.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued December 6, 1999

                                2,500,000 Shares

                        [LOGO OF VIGNETTE APPEARS HERE]

                                  COMMON STOCK

                                  -----------

Vignette Corporation is offering 1,841,000 shares and the selling stockholders are offering 659,000 shares.

                                  -----------

Vignette Corporation's common stock is listed on the Nasdaq National Market under the symbol "VIGN." On November 22, 1999, the reported last sale price of the common stock on the Nasdaq National Market was $87 7/8 per share after giving effect to our two-for-one stock split, which was paid on December 1, 1999.

                                  -----------

Investing in the common stock involves risks. See "Risk Factors" beginning on page 5.

                                  -----------

                                PRICE $  A SHARE

                                  -----------

                                          Underwriting              Proceeds to
                                 Price to Discounts and Proceeds to   Selling
                                  Public   Commissions   Vignette   Stockholders
                                 -------- ------------- ----------- ------------
Per Share.......................    $          $            $            $
Total...........................  $           $            $           $

Vignette Corporation has granted the underwriters the right to purchase up to an additional 375,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on      , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER

      HAMBRECHT & QUIST

               DAIN RAUSCHER WESSELS

                                                      U.S. BANCORP PIPER JAFFRAY

        , 1999

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    3
Risk Factors........................    5
Special Note Regarding Forward-
 Looking Statements.................   16
Use of Proceeds.....................   17
Dividend Policy.....................   17
Price Range of Common Stock.........   17
Capitalization......................   18
Dilution............................   19
Selected Consolidated Financial
 Data...............................   20
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   21

                                     Page
                                     ----
Business............................  32
Management..........................  50
Certain Transactions................  59
Principal and Selling Stockholders..  62
Description of Capital Stock........  64
Shares Eligible for Future Sale.....  66
Underwriters........................  67
Legal Matters.......................  69
Experts.............................  69
Additional Information..............  69
Index to Financial Statements....... F-1

  Our principal executive offices are located at 901 South Mopac Expressway, Austin, Texas 78746 and our telephone number is (512) 306-4300. Our World Wide Web site address is www.vignette.com. The information in the Web site is not incorporated by reference into this prospectus.

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

  All information in this prospectus relating to the number of shares of our common stock, options or warrants is based upon information as of September 30, 1999, assuming a two-for-one forward split of our common stock effected in the form of a stock dividend paid on December 1, 1999. Except as otherwise indicated, the information in this prospectus assumes that the underwriters' over-allotment option is not exercised.

                               PROSPECTUS SUMMARY

  You should read this summary together with the more detailed information and our consolidated financial statements and notes appearing elsewhere in this prospectus.

                                    VIGNETTE

  We are a leading global provider of e-Business software products and services. e-Business software is a new category of enterprise solutions that enable businesses to increase Web-based revenues and market share by developing and managing online customer relationships.

  Our StoryServer 4 application platform integrates three key capabilities that allow our clients to engage their Web site visitors with personalized interactions that stimulate buying and strengthen customer loyalty. Our content management capabilities are designed to increase the efficiency of team based Web-site production. Our personalization capabilities adapt the sites' presentation, navigation and content based on customers' preferences and actions. Our decision support capabilities allow businesses to analyze customer preferences, examine demographic segmentation and determine the popularity of individual products and services.

  We have further enhanced our solution set with two platforms, Vignette Syndication Server and Vignette Multi-Channel Server, to provide additional functionality to our clients. Vignette Syndication Server, which shipped in the first quarter of 1999, enables a business to distribute its electronic goods and services outside of its own Web site through a network of reseller, affiliate, and partner Web sites, or its "Customer Chain." The capabilities of Vignette Syndication Server are designed to enable our clients to establish distribution networks on the Internet to reach more potential customers and increase Web-based revenue opportunities.

  Vignette Multi-Channel Server, expected to be shipped in the first half of 2000, will expand these opportunities by providing a mix of personalized and automated communication between businesses and their online customers using multiple media, including telephone, pager, e-mail, fax, Web, wireless, network printer, or mail. By providing this additional level of customer service, our clients will be able to increase customer satisfaction and loyalty.

  We complement our products with a professional services organization that offers a range of services including strategic planning, project management and implementation services. We designed these services to improve our clients' competitive position, shorten time-to-market and reduce project implementation risk. We believe that our ability to successfully deliver an integrated solution to our clients provides us with a significant competitive advantage in the market for e-Business software products and services.

  We market our products and services globally through our direct sales force, resellers and systems integrators to businesses seeking to enhance the value of their Web-based relationships, maximize the return on their Internet-related investments and capitalize on the substantial growth of the Internet as a new marketing and distribution channel. We also leverage strategic alliances with a number of technology and Internet organizations to increase the penetration and market acceptance of our e-Business platforms, applications and professional services.

  To date, we have licensed the StoryServer platform to more than 390 clients worldwide in a variety of industries including retail, financial services, telecommunications, technology, media and entertainment. Our clients include American Express, AT&T, Bank One, Charles Schwab and Company, Chicago Tribune, Lands' End, Merrill Lynch, National Semiconductor, Nokia, Preview Travel, Siebel Systems, Snap.com, StarMedia Network, Sun Microsystems and TheStreet.com. Since shipping our first products in 1997, we have received numerous awards for our industry leadership and product capabilities, including the Crossroads A-list Award and Red Herring Magazine's Top 50 Public Companies and Best Product Award.

                                  THE OFFERING

Common stock offered by:
  Vignette.................................  1,841,000 shares
  Selling stockholders.....................    659,000 shares
                                            -----------------
   Total...................................  2,500,000 shares
                                            =================
Common stock to be outstanding after the
 offering.................................. 58,377,054 shares

 Use of proceeds..............................  For working capital and general corporate purposes. See "Use of Proceeds."
 Nasdaq National Market symbol................  VIGN



                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                            Nine Months Ended
                                Year Ended December 31,       September 30,
                                --------------------------  ------------------
                                 1996     1997      1998      1998      1999
                                -------  -------  --------  --------  --------
                                  (in thousands, except per share data)
Consolidated Statement of
 Operations Data:
Total revenue.................. $    --  $ 3,024  $ 16,205  $  9,511  $ 48,243
Gross profit...................      --    1,549     5,901     3,422    26,345
Total operating expenses.......   3,688    9,192    32,270    20,645    65,235
Loss from operations...........  (3,688)  (7,643)  (26,369)  (17,223)  (38,890)
Net loss.......................  (3,626)  (7,474)  (26,197)  (17,019)  (36,851)
Pro forma basic net loss per
 share.........................                   $   (.73)           $   (.75)
Shares used in computing pro
 forma basic net loss
 per share.....................                     35,808              48,954

                                                     As of September 30, 1999
                                                     ---------------------------
                                                       Actual      As Adjusted
                                                     ------------ --------------
                                                          (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents........................... $     73,702  $    204,680
Working capital.....................................       51,858       182,836
Total assets........................................      132,064       285,983
Long-term debt and capital lease obligation, less
 current portion....................................            8             8
Total stockholders' equity..........................       84,324       238,243

  The as adjusted column above reflects:

  . our sale of 1,841,000 shares of our common stock at an assumed public offering price of $87.88 per share and the application of the estimated net proceeds of $153.7 million;

  . the proceeds from the exercise of options to purchase 267,600 shares of common stock by certain selling stockholders for an aggregate purchase price of $221,000; and

  . the purchase of preferred stock of Vitessa, Inc. for approximately $22.9 million in cash on October 21, 1999.

                                 RISK FACTORS

  You should carefully consider the following risks before making an investment decision. The risks described below are not the only ones that we face. Our business, operating results or financial condition could be materially adversely affected by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you as an investor may lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

  We Expect to Incur Future Losses

  We incurred net losses of $3.6 million for the year ended December 31, 1996, $7.5 million for the year ended December 31, 1997, $26.2 million for the year ended December 31, 1998, and $36.9 million for the nine months ended September 30, 1999. As of September 30, 1999, we had an accumulated deficit of $74.1 million. We have not achieved profitability and we expect to incur net losses for the foreseeable future. To date, we have primarily funded our operations from the sale of equity securities and have not generated cash from operations. We expect to continue to incur significant product development, sales and marketing, and administrative expenses and, as a result, we will need to generate significant revenues to achieve and maintain profitability. Although our revenues have grown significantly in recent quarters, we cannot be certain that we can sustain these growth rates or that we will achieve sufficient revenues for profitability. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Our Limited Operating History Makes Financial Forecasting Difficult

  Vignette was founded in December 1995 and has a limited operating history. As a result of our limited operating history, we cannot forecast operating expenses based on our historical results. Accordingly, we base our forecast for expenses in part on future revenue projections. Most of our expenses are fixed in the short term and we may not be able to quickly reduce spending if our revenues are lower than we had projected. Our ability to forecast accurately our quarterly revenue is limited because our software products have a long sales cycle that makes it difficult to predict the quarter in which we will be able to recognize revenue, and because of the variability of client demand for professional services. We would expect our business, operating results and financial condition to be materially adversely affected if our revenues do not meet our projections and that net losses in a given quarter would be even greater than expected.

  We Expect Our Quarterly Revenues and Operating Results to Fluctuate

  Our revenues and operating results are likely to vary significantly from quarter to quarter. A number of factors are likely to cause these variations, including:

  .  Demand for our products and services;

  .  The timing of sales of our products and services;

  .  The timing of customer orders and product implementations;

  .  Unexpected delays in introducing new products and services;

  . Increased expenses, whether related to sales and marketing, product development or administration;

  .  Changes in the rapidly evolving market for e-Business solutions;

  . The mix of product license and services revenue, as well as the mix of products licensed;

  . The mix of services provided and whether services are provided by our own staff or third-party contractors;

  .The mix of domestic and international sales; and

  .Costs related to possible acquisitions of technology or businesses.

  Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of our future performance.

  We plan to increase our operating expenses to expand our sales and marketing operations, develop new distribution channels, fund greater levels of research and development, broaden professional services and support and improve operational and financial systems. If our revenues do not increase along with these expenses, our business, operating results or financial condition could be materially adversely affected and net losses in a given quarter would be even greater than expected.

  Although we have a limited operating history, we believe that our quarterly operating results may experience seasonal fluctuations. For instance, quarterly results may fluctuate based on our clients' calendar year budgeting cycles, slow summer purchasing patterns in Europe and our compensation policies that tend to compensate sales personnel, typically in the latter half of the year, for achieving annual quotas.

  Our Quarterly Results Often Depend on a Small Number of Large Orders

  We derive a significant portion of our software license revenues in each quarter from a small number of relatively large orders. Although we do not believe that the loss of any particular client would have an adverse effect on our business, our operating results could be materially adversely affected if we were unable to complete one or more substantial license sales in any future period. For example, in five of the last eleven quarters in the period ended September 30, 1999, we had at least one client that accounted for at least 10% of total revenue in such quarter.

  We Depend on Increased Business from Our Current and New Clients and If We Fail to Grow Our Client Base or Generate Repeat Business, Our Operating Results Could Be Harmed

  If we fail to grow our client base or generate repeat and expanded business from our current and new clients, our business and operating results would be seriously harmed. Many of our clients initially make a limited purchase of our products and services for pilot programs. Some of these clients may not choose to purchase additional licenses to expand their use of our products. Our business model depends on the expanded use of our products and services within our clients' organizations.

  In addition, as we introduce new versions of our products or new products, our current clients may not require the functionality of our new versions or our new products and may not ultimately license these products. Because the total amount of maintenance and support fees we receive in any period depends in large part on the size and number of licenses that we have previously sold, any downturn in our software license revenue would negatively impact our future services revenue. In addition, if clients elect not to renew their maintenance agreements, our services revenue could be significantly adversely affected.

  Our Operating Results May Be Adversely Affected By Small Delays in Client Orders or Product Implementations

  Small delays in client orders or product implementations can cause significant variability in our license revenues and operating results for any particular period. We derive a substantial portion of our revenue from the sale of products with related services. In these cases, our revenue recognition policy requires us to substantially complete the implementation of our product before we can recognize software license revenue, and any end of quarter delays in product implementation could materially adversely affect operating results for that quarter.

  In Order to Increase Market Awareness of Our Products and Generate Increased Revenue, We Need to Expand Our Sales and Distribution Capabilities

  We must expand our direct and indirect sales operations to increase market awareness of our products and services and generate increased revenue. We cannot be certain that we will be successful in these efforts. We have recently expanded our direct sales force and plan to hire additional sales personnel. Our products and services require a sophisticated sales effort targeted at the senior management of our prospective clients. New hires will require training and take time to achieve full productivity. We cannot be certain that our recent hires will become as productive as necessary or that we will be able to hire enough qualified individuals in the future. We also plan to continue to expand our relationships with value-added resellers, systems integrators and other third-party resellers to build an indirect sales channel. In addition, we will need to manage potential conflicts between our direct sales force and third-party reselling efforts.

  Our Failure To Obtain and Maintain The Support Of Third Party e-Business Consultants May Limit Our Ability To Penetrate Our Markets

  A significant portion of our sales are influenced by the recommendations of our products made by systems integrators, consulting firms and other third parties that help develop and deploy e-Business applications for our clients. Losing the support of these third parties may limit our ability to penetrate our markets. These third parties are under no obligation to recommend or support our products. These companies could recommend or give higher priority to the products of other companies or to their own products. A significant shift by these companies toward favoring competing products could negatively affect our software license and service revenue.

  Our Lengthy Sales Cycle and Product Implementation Makes It Difficult to Predict Our Quarterly Results

  We have a long sales cycle because we generally need to educate potential clients regarding the use and benefits of e-Business solutions. Our long sales cycle makes it difficult to predict the quarter in which sales may occur. In addition, since we recognize the majority of our revenue from product sales upon implementation of our product, the timing of product implementation could cause significant variability in our software license revenues and operating results for any particular period. The implementation of our products requires a significant commitment of resources by our clients, third-party professional services organizations or our professional services organization, which makes it difficult to predict the quarter when implementation will be completed.

  We May Be Unable to Adequately Develop A Profitable Professional Services Organization, Which Could Affect Both Our Operating Results and Our Ability to Assist Our Clients With the Implementation of Our Products

  We cannot be certain that we can attract or retain a sufficient number of the highly qualified services personnel that our business needs. Although we have recently achieved profitability in our services business, we cannot be certain that we will be able to sustain or increase profitability. Clients that license our software typically engage our professional services organization to assist with support, training, consulting and implementation of their Web solutions. We believe that growth in our product sales depends on our ability to provide our clients with these services and to attract and educate third-party consultants and service providers to provide similar services. As a result, we plan to increase the number of service personnel to meet these needs. New services personnel will require training and education and take time to reach full productivity. To meet our needs for services personnel, we may also need to use more costly third-party service providers and consultants to supplement our own professional services organization. We expect our services revenue to increase in absolute dollars as we continue to provide consulting and training services that complement our products and as our installed base of clients grows. To date, services costs related to professional services have exceeded, or have been substantially equal to, professional services-related revenue. Although we expect that our professional services-related revenue will exceed professional services-related costs in future periods, we cannot be certain that this will occur. We generally bill our clients for our services on a "time and materials" basis. However, from time to time we enter into fixed-price contracts for services. On occasion, the costs of providing the services have exceeded our fees from these contracts and, from time to time, we may misprice future contracts to our detriment. In addition, competition for qualified services personnel with the appropriate Internet specific knowledge is intense. We are in a new market and there is a limited number of people who have acquired the skills needed to provide the services that our clients demand.

   We May Be Unable To Attract Necessary Third Party Service Providers, Which Could Affect Our Ability To Provide Support, Consulting And Implementation Services For Our Products

  There may be a shortage of third party service providers to assist our clients with the implementation of our products. We do not believe our professional services organization will be able to fulfill the expected demand for support, consulting and implementation services for our products. We are actively attempting to supplement the capabilities of our services organization by attracting and educating third party service providers and consultants to also provide these services. We may not be successful in attracting these third party providers or maintaining the interest of current third party providers. In addition, these third parties may not devote enough resources to these activities. A shortfall in service capabilities may affect our ability to sell our software.

  Our Business May Become Increasingly Susceptible to Numerous Risks Associated With International Operations

  International operations are generally subject to a number of risks, including:

  .  Expenses associated with customizing products for foreign countries;

  .  Protectionist laws and business practices that favor local competition;

  .  Dependence on local vendors;

  .  Multiple, conflicting and changing governmental laws and regulations;

  .  Longer sales cycles;

  .  Difficulties in collecting accounts receivable;

  .  Foreign currency exchange rate fluctuations; and

  .  Political and economic instability.

  We received 16% of our total revenue in the nine months ended September 30, 1999, from software licenses and services sold to clients located outside of the United States. We expect international revenue to account for a significant percentage of total revenue in the future and we believe that we must continue to expand our international sales activities in order to be successful. Our international sales growth will be limited if we are unable to establish additional foreign operations, expand international sales channel management and support organizations, hire additional personnel, customize products for local markets, develop relationships with international service providers and establish relationships with additional distributors and third party integrators. In that case, our business, operating results and financial condition could be materially adversely affected. Even if we are able to successfully expand international operations, we cannot be certain that we will be able to maintain or increase international market demand for our products.

  To date, a majority of our international revenues and costs have been denominated in foreign currencies. We believe that an increasing portion of our international revenues and costs will be denominated in foreign currencies in the future. In addition, although we cannot predict the potential consequences to our business as a result of the adoption of the Euro as a common currency in Europe, the transition to the Euro presents a number of risks, including increased competition from European firms as a result of pricing transparency. To date, we have not engaged in any foreign exchange hedging transactions and we are therefore subject to foreign currency risk.

  In Order to Properly Manage Growth, We May Need to Implement and Improve Our Operational Systems on a Timely Basis

  We have expanded our operations rapidly since inception. We intend to continue to expand in the foreseeable future to pursue existing and potential market opportunities. This rapid growth places a significant demand on management and operational resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. If we fail to implement and improve these systems, our business, operating results and financial condition will be materially adversely affected.

  We May Be Adversely Affected If We Lose Key Personnel

  Our success depends largely on the skills, experience and performance of some key members of our management. If we lose one or more of these key employees, our business, operating results and financial condition could be materially adversely affected. In addition, our future success will depend largely on our ability to continue attracting and retaining highly skilled personnel. Like other software companies, we face intense competition for qualified personnel, particularly in the Austin, Texas area. We cannot be certain that we will be successful in attracting, assimilating or retaining qualified personnel in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management."

  We Have Relied and Expect to Continue to Rely on Sales of Our StoryServer Product Line for Our Revenue

  We currently derive substantially all of our revenues from the license and related upgrades, professional services and support of our StoryServer software products. We expect that we will continue to depend on revenue related to new and enhanced versions of our StoryServer product line for at least the next several quarters. We cannot be certain that we will be successful in upgrading and marketing our products or that we will successfully develop and market new products and services. If we do not continue to increase revenue related to our existing products or generate revenue from new products and services, our business, operating results and financial condition would be materially adversely affected.

  Our Future Revenue is Dependent Upon Our Ability to Successfully Market Our Vignette Syndication Server

  We expect that our future financial performance will depend significantly on revenue from Vignette Syndication Server and the related tools that we plan to develop, which is subject to significant risks. We began shipping Vignette Syndication Server to clients in the first quarter of 1999. This is the first version of a new product designed for a new market opportunity. There are significant risks inherent in a product introduction such as Vignette Syndication Server. Market acceptance of Vignette Syndication Server will depend on a market developing for Internet syndication products and services and the commercial adoption of the standards on which Vignette Syndication Server is based. We cannot be certain that either will occur. We cannot be certain that Vignette Syndication Server will meet client performance needs or expectations or that it will be free of significant software defects or bugs. If Vignette Syndication Server does not meet client needs or expectations, for whatever reason, upgrading or enhancing the product could be costly and time consuming.

  If We are Unable to Meet the Rapid Changes in e-Business Technology Our Existing Products Could Become Obsolete

  The market for our products is marked by rapid technological change, frequent new product introductions and Internet-related technology enhancements, uncertain product life cycles, changes in client demands and evolving industry standards. We cannot be certain that we will successfully develop and market new products, new product enhancements or new products compliant with present or emerging Internet technology standards. New products based on new technologies or new industry standards can render existing products obsolete and unmarketable. To succeed, we will need to enhance our current products and develop new products on a timely basis to keep pace with developments related to Internet technology and to satisfy the increasingly sophisticated requirements of our clients. Internet commerce technology, particularly e-Business software technology, is complex and new products and product enhancements can require long development and testing periods. Any delays in developing and releasing enhanced or new products could have a material adverse effect on our business, operating results and financial condition.

  We Face Intense Competition for e-Business Software, Which Could Make it Difficult to Acquire and Retain Clients Now and in the Future

  The Internet software market is intensely competitive. Our clients' requirements and the technology available to satisfy those requirements continually change. We expect competition to persist and intensify in the future.

  Our principal competitors include: in-house development efforts by potential clients or partners; other vendors of software that directly address e-Business solutions, such as BroadVision; and developers of point solution software that address only certain technology components of e-Business solutions (e.g., content management), such as Interwoven.

  Many of these companies, as well as some other competitors, have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. Many of these companies can also leverage extensive customer bases and adopt aggressive pricing policies to gain market share. Potential competitors such as Netscape and Microsoft may bundle their products in a manner that may discourage users from purchasing our products. In addition, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

  Competitive pressures may make it difficult for us to acquire and retain clients and may require us to reduce the price of our software. We cannot be certain that we will be able to compete successfully with existing or new competitors. If we fail to compete successfully against current or future competitors, our business, operating results and financial condition would be materially adversely affected. See "Business--Competition."

  We Must Successfully Integrate Our Recent Acquisition of Diffusion, Inc.

  We acquired Diffusion, Inc. on June 30, 1999. Our failure to successfully address the risks associated with our acquisition of Diffusion could have a material adverse affect on our ability to develop and market products based on Diffusion's technology. In particular, we are developing Vignette Multi-Channel Server based on Diffusion's technology and will be devoting significant resources to product development, sales and marketing relating to this product. The success of this acquisition will depend on our ability to:

  .  Successfully integrate and manage Diffusion's operations;

  .  Retain Diffusion's software developers; and

  . Develop and market products, such as Vignette Multi-Channel Server, based on Diffusion's technology.

  We May Find it Difficult to Integrate Potential Future Acquisitions Which Could Disrupt Our Business, Dilute Stockholder Value and Adversely Affect Our Operating Results

  We may acquire other businesses in the future, which would complicate our management's tasks. We may need to integrate widely dispersed operations that have different and unfamiliar corporate cultures. These integration efforts may not succeed or may distract management's attention from existing business operations. Our failure to successfully manage future acquisitions could seriously harm our business. Also, our existing stockholders would be diluted if we financed the acquisitions by issuing equity securities.

  The Internet is Generating Privacy Concerns in the Public and Within Governments, Which Could Result in Legislation Materially and Adversely Affecting Our Business or Result in Reduced Sales of Our Products, or Both

  Businesses use our StoryServer product to develop and maintain profiles to tailor the content to be provided to Web site visitors. Typically, the software captures profile information when consumers, business customers or employees visit a Web site and volunteer information in response to survey questions. Usage data collected over time augments the profiles. However, privacy concerns may nevertheless cause visitors to resist providing the personal data necessary to support this profiling capability. More importantly, even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our products. In addition, legislative or regulatory requirements may heighten these concerns if businesses must notify Web site users that the data captured after visiting certain Web sites may be used by marketing entities to unilaterally direct product promotion and advertising to that user. We are not aware of any such legislation or regulatory requirements currently in effect in the United States. Other countries and political entities, such as the European Economic

Community, have adopted such legislation or regulatory requirements. The United States may adopt similar legislation or regulatory requirements. If consumer privacy concerns are not adequately addressed, our business, financial condition and operating results could be materially adversely affected.

  Our StoryServer product uses "cookies" to track demographic information and user preferences. A "cookie" is information keyed to a specific server, file pathway or directory location that is stored on a user's hard drive, possibly without the user's knowledge, but generally removable by the user. Germany has imposed laws limiting the use of cookies, and a number of Internet commentators, advocates and governmental bodies in the United States and other countries have urged passage of laws limiting or abolishing the use of cookies. If such laws are passed, our business, operating results and financial condition could be materially adversely affected.

  We May Be Adversely Impacted by the Year 2000 and Other Information Technology Issues

  The "Year 2000 Issue" refers generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results. We are subject to potential Year 2000 problems affecting our products, our internal systems and the systems of our suppliers and customers, any of which could have a material adverse effect on our business, operating results and financial condition.

  We have conducted a Year 2000 readiness review for the current versions of our products. The review included assessment, implementation (including remediation, upgrading and replacement of certain product versions), validation testing, and contingency planning. We continue to respond to client questions about prior versions of our products on a case-by-case basis.

  We have completed all phases of this plan, except for contingency planning, for the current versions of our products. As a result, we believe all current versions of our products are Year 2000 compliant, when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with or in the host machine or our products are also Year 2000 compliant. We tested our products on all platforms or all versions of operating systems that we currently support and found no significant exceptions. The initial release of StoryServer 4 required a patch to fix a minor error in a third-party product included in StoryServer 4. We have provided the patch on our Web site in order to be Year 2000 compliant.

  We have tested software obtained from third parties, including licensed software, shareware, and freeware, that is incorporated into our products, and we are seeking assurances from our vendors that licensed software is Year 2000 compliant. To date, we believe all critical software that we have obtained from third parties is Year 2000 compliant. Despite testing by us and by current and potential clients, and assurances from developers of products incorporated into our products, our products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our products could result in delay or loss of revenue, diversion of development resources, damage to our reputation, or increased service and warranty costs, any of which could materially adversely affect our business, operating results, or financial condition. Some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of such lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent we may be affected by it.

  Our internal systems include both our information technology, or IT, and non-IT systems. We hired a third party consulting group to provide an assessment of our material internal IT systems, including both our own software products and third-party software and hardware technology, and our non-IT systems. The completion of testing yielded no significant exceptions for our critical internal systems to be Year 2000 compliant. To the extent that we were not able to test the technology provided by third-party vendors, we are seeking assurances from vendors that their systems are Year 2000 compliant. As a result of testing, we are not currently aware of any material operational issues or costs associated with preparing our internal IT and non-IT systems for the Year 2000. However, we may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal IT and non-IT systems.

  We do not currently have any information concerning the Year 2000 compliance status of our clients. Our current or future clients may incur significant expenses to achieve Year 2000 compliance. If our clients are not Year 2000 compliant, they may experience material costs to remedy problems, or they may face litigation costs. In either case, Year 2000 issues could reduce or eliminate the budgets that current or potential clients could have for purchases of our products and services. As a result, our business, operating results or financial condition could be materially adversely affected. See "Risks Related to the Internet Industry--Our Performance Will Depend on the Growth of the Internet for Commerce."

  We have funded our Year 2000 plan from available cash and have not separately accounted for these costs in the past. To date, these costs have not been material. We will incur additional costs related to the Year 2000 plan for administrative personnel to manage the project, outside contractor assistance, technical support for our products, product engineering and customer satisfaction. In addition, we may experience material problems and costs with Year 2000 compliance that could adversely affect our business, operating results and financial condition.

  We have not yet fully developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. The cost of developing and implementing such a plan may itself be material. Finally, we are also subject to external forces that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failures and related service interruptions.

  We Develop Complex Software Products Susceptible to Software Errors or Defects that Could Result in Lost Revenues, or Delayed or Limited Market Acceptance

  Complex software products such as ours often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Despite internal testing and testing by current and potential clients, our current and future products may contain serious defects, including Year 2000 errors. Serious defects or errors could result in lost revenues or a delay in market acceptance, which would have a material adverse effect on our business, operating results and financial condition.

  If We Experienced a Product Liability Claim We Could Incur Substantial Litigation Costs

  Since our clients use our products for mission critical applications such as Internet commerce, errors, defects or other performance problems could result in financial or other damages to our clients. They could seek damages for losses from us, which, if successful, could have a material adverse effect on our business, operating results or financial condition. Although our license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate such limitation of liability provisions. We have not experienced any product liability claims to date. However, a product liability claim brought against us, even if not successful, would likely be time consuming and costly.

  Our Product Shipments Could Be Delayed if Third Party Software Incorporated in Our Products is No Longer Available

  We integrate third-party software as a component of our software. The third-party software may not continue to be available to us on commercially reasonable terms. If we cannot maintain licenses to key third-party software, shipments of our products could be delayed until equivalent software could be developed or licensed and integrated into our products, which could materially adversely affect our business, operating results and financial condition. See "Business--Proprietary Rights and Licensing."

  Our Business is Based on Our Intellectual Property and We Could Incur Substantial Costs Defending Our Intellectual Property From Infringement or a Claim of Infringement

  In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We could incur substantial costs to prosecute or defend any such litigation. Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of other's intellectual property, forcing us to do one or more of the following:

  . Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

  . Obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms; and

  .  Redesign those products or services that incorporate such technology.

  We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our technology. These legal protections provide only limited protection. If we litigated to enforce our rights, it would be expensive, divert management resources and may not be adequate to protect our business.

  Anti-Takeover Provisions in Our Charter Documents and Delaware Law Could Prevent or Delay a Change in Control of Our Company

  Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. Such provisions include:

  .  Authorizing the issuance of "blank check" preferred stock;

  . Providing for a classified board of directors with staggered, three-year terms;

  .  Prohibiting cumulative voting in the election of directors;

  . Requiring super-majority voting to effect certain amendments to our certificate of incorporation and bylaws;

  .  Limiting the persons who may call special meetings of stockholders;

  .  Prohibiting stockholder action by written consent; and

  . Establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

  Certain provisions of Delaware law and our stock incentive plans may also discourage, delay or prevent someone from acquiring or merging with us. See "Management--Employee Benefit Plans" and "Description of Capital Stock--Anti-takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

  Our Financial Results Could be Adversely Affected by Changes in Accounting Standards

  The American Institute of Certified Public Accountants issued Statement of Position 97-2, Software Revenue Recognition, in October 1997 and amended it by Statement of Position 98-4. We adopted these statements effective January 1, 1998. The adoption of SOP 97-2 and 98-4 did not have a material impact on our financial statements. In December 1998, the AICPA issued SOP 98-9 which further amended SOP 97-2 and 98-4. We do not expect that the adoption of SOP 98-9 will have a material adverse affect on our future revenue and earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Risks Related to the Internet Industry

  Our Performance Will Depend on the Growth of the Internet for Commerce

  Our future success depends heavily on the Internet being accepted and widely used for commerce. If Internet commerce does not continue to grow or grows more slowly than expected, our business, operating results and financial condition would be materially adversely affected. Consumers and businesses may reject the Internet as a viable commercial medium for a number of reasons, including potentially inadequate network infrastructure, slow development of enabling technologies or insufficient commercial support. The Internet infrastructure may not be able to support the demands placed on it by increased Internet usage and bandwidth requirements. In addition, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or increased government regulation could cause the Internet to lose its viability as a commercial medium. Even if the required infrastructure, standards, protocols or complementary products, services or facilities are developed, we may incur substantial expenses adapting our solutions to changing or emerging technologies.

  Our Performance Will Depend on the New Market for e-Business Solutions

  The market for e-Business solutions is new and rapidly evolving. We expect that we will continue to need intensive marketing and sales efforts to educate prospective clients about the uses and benefits of our products and services. Accordingly, we cannot be certain that a viable market for our products will emerge or be sustainable. Enterprises that have already invested substantial resources in other methods of conducting e-Business may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing systems. Similarly, individuals have established patterns of purchasing goods and services. They may be reluctant to alter those patterns. They may also resist providing the personal data necessary to support our existing and potential product uses. Any of these factors could inhibit the growth of online business generally and the market's acceptance of our products and services in particular.

  There is Substantial Risk that Future Regulations Could Be Enacted that Either Directly Restrict Our Business or Indirectly Impact Our Business By Limiting the Growth of Internet Commerce

  As Internet commerce evolves, we expect that federal, state or foreign agencies will adopt regulations covering issues such as user privacy, pricing, content and quality of products and services. If enacted, such laws, rules or regulations could limit the market for our products and services, which could materially adversely affect our business operating results and financial condition. Although many of these regulations may not apply to our business directly, we expect that laws regulating the solicitation, collection or processing of personal/consumer information could indirectly affect our business. The Telecommunications Act of 1996 prohibits certain types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a Telecommunications Act violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act were held to be unconstitutional, we cannot be certain that similar legislation will not be enacted and upheld in the future. It is possible that such legislation could expose companies involved in Internet commerce to liability, which could limit the growth of Internet commerce generally. Legislation like the Telecommunications Act and the Communications Decency Act could dampen the growth in Web usage and decrease its acceptance as a communications and commercial medium.

  The United States government also regulates the export of encryption technology, which our products incorporate. If our export authority is revoked or modified, if our software is unlawfully exported or if the United States government adopts new legislation or regulation restricting export of software and encryption technology, our business, operating results and financial condition could be materially adversely affected. Current or future export regulations may limit our ability to distribute our software outside the United States. Although we take precautions against unlawful export of our software, we cannot effectively control the unauthorized distribution of software across the Internet.

Risks Related to the Securities Markets

  Our Stock Price Has Been and May Continue to Be Volatile

  The market price of our common stock has been highly volatile and has fluctuated significantly in the past. We believe that it may continue to fluctuate significantly in the future in response to the following factors, some of which are beyond our control:

  .  Variations in quarterly operating results;

  .  Changes in financial estimates by securities analysts;

  .  Changes in market valuations of Internet software companies;

  . Announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  . Loss of a major client or failure to complete significant license transactions;

  .  Additions or departures of key personnel;

  .  Sales of equity securities in the future; and

  . Fluctuations in stock market price and volume, which are particularly common among highly volatile securities of Internet and software companies.

  Our Business May Be Adversely Affected By Class Action Litigation Due to Stock Price Volatility

  In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could have a material adverse effect on our business, operating results and financial condition.

  We May Be Unable to Meet Our Future Capital Requirements

  We expect the net proceeds from this offering, our recent initial public offering, cash on hand, cash equivalents, and commercial credit facilities to meet our working capital and capital expenditure needs for the foreseeable future. We may need to raise additional funds for other purposes and we cannot be certain that we would be able to obtain additional financing on favorable terms, if at all. Further, if we issue equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds, if needed, on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could have a material adverse effect on our business, operating results and financial condition. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Future Sales of Our Common Stock Could Cause the Price of Our Shares to
Decline

  Upon completion of this offering, we will have 58,377,054 shares of common stock outstanding. Substantially all of these shares will be transferable either without restriction or registration under the Securities Act of 1933, as amended, or pursuant to the volume and other limitations of Rule 144 promulgated under the Securities Act. Following this offering, resales of a substantial number of shares of common stock into the public market could cause the price of our common stock to decline.

  Approximately 7,826,000 shares of common stock are subject to lock-up agreements between the holders of those shares and the representatives of the underwriters, pursuant to which the holders have agreed not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of common stock until 90 days after the date of the final prospectus, subject to limited exceptions. Following the expiration of this period, substantially all of the shares subject to the lock-up agreements will become available for immediate resale in the public market subject to the limitations of Rule 144.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by any forward-looking statements. Some of these factors are listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of those statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                                USE OF PROCEEDS

  We estimate that our net proceeds from the sale of the 1,841,000 shares of common stock we are offering will be approximately $153.7 million after deducting underwriting discounts and commissions and estimated offering expenses of $800,000 payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that such net proceeds will be approximately $185.2 million. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

  We intend to use the proceeds we receive from the offering for working capital and general corporate purposes. We continuously evaluate and discuss acquisitions and strategic investments. We may use a portion of the net proceeds of this offering to acquire technology or businesses, or make strategic investments in businesses, that are complementary to our business. Pending such uses, we plan to invest the net proceeds in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

  We have never declared or paid any cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. Our lines of credit currently prohibit the payment of cash dividends.

                          PRICE RANGE OF COMMON STOCK

  Our common stock is traded on the Nasdaq National Market under the symbol "VIGN." Public trading of the common stock commenced on February 19, 1999. Prior to that, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low sale price per share of the common stock on the Nasdaq National Market, as adjusted for the two-for-one forward split of our common stock paid on December 1, 1999.

                                                                   High   Low
                                                                  ------ ------
      Year Ended December 31, 1999:
      First Quarter (from February 19, 1999)....................  $44.00 $19.91
      Second Quarter............................................   52.56  21.31
      Third Quarter.............................................   45.25  26.19
      Fourth Quarter (through November 22, 1999)................   92.75  44.63

  As of September 30, 1999, there were approximately 302 holders of record of our common stock. On November 22, 1999, the last sale price reported on the Nasdaq National Market for our common stock was $87.88 per share.

                                CAPITALIZATION

  The following table sets forth our capitalization as of September 30, 1999, on an actual basis and on an as adjusted basis to give effect to:

  . our sale of 1,841,000 shares of our common stock at an assumed public offering price of $87.88 per share and the application of the estimated net proceeds of $153.7 million; and

  . the proceeds from the exercise of options to purchase 267,600 shares of common stock by certain selling stockholders for an aggregate purchase price of $221,000.

  The outstanding share information excludes 14,157,704 shares of common stock issuable upon exercise of outstanding options as of September 30, 1999 with a weighted average exercise price of $9.97 per share, 180,716 shares of common stock issuable upon exercise of warrants at an exercise price of $4.15 per share and 7,564,184 shares of common stock reserved for issuance under our stock plans as of September 30, 1999. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto. See "Use of Proceeds" and "Management--Employee Benefit Plans."

                                                    As of September 30, 1999
                                                    ---------------------------
                                                      Actual      As Adjusted
                                                    -----------  --------------
                                                      (in thousands, except
                                                    share and per share data)
Long-term debt and capital lease obligation, less
 current portion................................... $         8   $          8
Stockholders' equity:
 Preferred stock, $0.01 par value, 10,000,000
  shares authorized actual and as adjusted, no
  shares issued and outstanding actual and as
  adjusted.........................................          --             --
 Common stock, $0.01 par value, 80,000,000 shares
  authorized, 56,268,454 shares issued and
  outstanding (net of 208,749 treasury shares),
  actual; 80,000,000 shares authorized, 58,377,054
  issued and outstanding, as adjusted..............         563            583
 Additional paid-in capital........................     169,869        323,768
 Warrants to purchase common stock.................         169            169
 Notes receivable for purchase of common stock.....         (75)           (75)
 Deferred stock compensation.......................     (12,139)       (12,139)
 Accumulated other comprehensive loss..............          85             85
 Accumulated deficit...............................     (74,148)       (74,148)
                                                    -----------   ------------
Total stockholders' equity.........................      84,324        238,243
                                                    -----------   ------------
Total capitalization............................... $    84,332   $    238,251
                                                    ===========   ============

                                   DILUTION

  The net tangible book value of our common stock as of September 30, 1999 was $63.0 million, or approximately $1.12 per share. "Net tangible book value" per share represents the amount of our total tangible assets less total liabilities, divided by 56,268,454 shares of common stock outstanding as of September 30, 1999. After giving effect to the receipt of the net proceeds from our sale of 1,841,000 shares of our common stock at an assumed public offering price of $87.88 per share, and the proceeds from the exercise of options to purchase 267,600 shares of common stock by certain selling stockholders for an aggregate purchase price of approximately $221,000, our net tangible book value at September 30, 1999 would have been $216.9 million, or $3.72 per share. This represents an immediate increase in net tangible book value of $2.60 per share to existing stockholders and an immediate dilution in net tangible book value of $84.16 per share to new investors. The following table illustrates the per share dilution:

Assumed public offering price per share...........................       $87.88
 Net tangible book value per share as of September 30, 1999....... $1.12
 Increase in net tangible book value per share attributable to new investors.......................................................  2.60
                                                                   -----
Net tangible book value per share after offering..................         3.72
                                                                         ------
Dilution per share to new investors...............................       $84.16
                                                                         ======

  As of September 30, 1999, there were approximately 14,157,704 shares subject to outstanding options at a weighted exercise price of approximately $9.97 per share; 180,716 shares of common stock issuable on exercise of warrants at an exercise price of $4.15 per share; and 7,564,184 shares were reserved for issuance under our stock plans as of September 30, 1999. To the extent outstanding options and warrants are exercised, there will be further dilution to new investors. See "Management--Employee Benefit Plans."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto, the unaudited Condensed Consolidated Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this prospectus. Consolidated statement of operations data for the year ended December 31, 1996 include results of operations for the period from December 19, 1995, the date of our inception, through December 31, 1996. The consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the consolidated balance sheet data at December 31, 1997 and 1998 are derived from audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data at December 31, 1996 is derived from audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 1998 and 1999 and the consolidated balance sheet data at September 30, 1999 are derived from unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited statement of operations data shown for the nine month periods ended September 30, 1998 and 1999 and the unaudited balance sheet data as of September 30, 1999 have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods.

                                                            Nine Months Ended
                                Year Ended December 31,       September 30,
                                --------------------------  ------------------
                                 1996     1997      1998      1998      1999
                                -------  -------  --------  --------  --------
                                  (in thousands, except per share data)
Consolidated Statement of
 Operations Data:
Revenue:
 Product license............... $   --   $ 1,943  $  8,584  $  5,152  $ 24,562
 Services......................     --     1,081     7,621     4,359    23,681
                                -------  -------  --------  --------  --------
Total revenue..................     --     3,024    16,205     9,511    48,243
Cost of revenue:
 Product license...............     --        37       964       510     1,930
 Services......................     --     1,438     9,340     5,579    19,968
                                -------  -------  --------  --------  --------
Total cost of revenue..........     --     1,475    10,304     6,089    21,898
                                -------  -------  --------  --------  --------
Gross profit...................     --     1,549     5,901     3,422    26,345
Operating expenses:
 Research and development......     892    2,895     6,962     4,840    10,231
 Sales and marketing...........     428    4,964    15,880     9,398    28,819
 General and administrative....     503    1,333     4,864     3,451     5,986
 Purchased in-process research
  and development, acquisition-
  related and other charges....   1,865      --      2,089     2,089    15,183
 Amortization of deferred stock
  compensation.................     --       --      2,475       867     4,118
 Amortization of intangibles...     --       --        --        --        898
                                -------  -------  --------  --------  --------
Total operating expenses.......   3,688    9,192    32,270    20,645    65,235
                                -------  -------  --------  --------  --------
Loss from operations...........  (3,688)  (7,643)  (26,369)  (17,223)  (38,890)
Other income, net..............      62      169       172       204     2,039
                                -------  -------  --------  --------  --------
Net loss....................... $(3,626) $(7,474) $(26,197) $(17,019) $(36,851)
                                =======  =======  ========  ========  ========
Basic net loss per share....... $ (2.88) $ (2.09) $  (4.60) $  (3.86) $   (.86)
                                =======  =======  ========  ========  ========
Shares used in computing basic
 net loss per share............   1,260    3,576     5,698     4,410    42,866
Pro forma basic net loss per
 share.........................                   $   (.73)           $   (.75)
                                                  ========            ========
Shares used in computing pro
 forma basic net loss per
 share.........................                     35,808              48,954

                                                                       As of
                                          As of December 31,       September 30,
                                       --------------------------  -------------
                                        1996     1997      1998        1999
                                       -------  -------  --------  -------------
                                                   (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents............  $ 1,863  $ 6,865  $ 12,242    $ 73,702
Working capital......................    1,583    4,255     3,757      51,858
Total assets.........................    2,229    8,499    22,781     132,064
Long-term debt and capital lease
 obligation, less current portion....      198      833       758           8
Redeemable convertible preferred
 stock...............................    3,458   13,458    36,258         --
Total stockholders' equity (deficit).   (1,770)  (9,248)  (30,767)     84,324

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in such forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

Overview

  Vignette is a leading global provider of e-Business software products and services. Our products and services are designed to enable businesses to build sustainable online customer relationships, increase the returns on their Internet-related investments and capitalize on Internet business opportunities. We were founded in December 1995. To date, we have developed and released several versions of our StoryServer product and have sold our products and services to over 390 clients. We market and sell our products worldwide primarily through our direct sales force.

  We derive our revenue from the sale of software product licenses and from professional consulting, maintenance and support services. Product license revenue is recognized when persuasive evidence of an agreement exists, the product has been delivered, we have no remaining significant obligations with regard to implementation, the license fee is fixed or determinable and collection of the fee is probable. Services revenue consists of fees from professional services and from maintenance and telephone support. Professional services include integration of software, application development, training and software installation. We bill professional services fees either on a time-and-materials or on a fixed-price basis. We recognize professional services fees billed on a time-and-materials basis as the services are performed. We recognize professional services fees on fixed-price service arrangements on the completion of specific contractual milestone events, or based on an estimated percentage of completion as work progresses. Our clients typically purchase maintenance agreements annually, and we price maintenance agreements based on a percentage of our current product list price. We price telephone support based on differing levels of support. Clients purchasing maintenance agreements receive unspecified product upgrades and electronic, Web-based technical support, while purchasers of support contracts receive additional telephone support. We recognize revenue from maintenance and support agreements ratably over the term of the agreement, typically one year. We record cash receipts from clients and billed amounts due from clients in excess of revenue recognized as deferred revenue. The timing and amount of cash receipts from clients can vary significantly depending on specific contract terms and can therefore have a significant impact on the amount of deferred revenue in any given period.

  Cost of revenue consists of costs to manufacture, package and distribute our products and related documentation, as well as personnel and other expenses related to providing professional services. Since our inception, we have incurred substantial costs to develop our technology and products, to recruit and train personnel for our engineering, sales and marketing and professional services departments, and to establish an administrative organization. As a result, we have incurred significant losses since inception and, as of September 30, 1999, we had an accumulated deficit of approximately $74.1 million. We believe our success depends on further increasing our client base and on growth in the emerging e-Business solutions market. Accordingly, we intend to continue to invest heavily in sales, marketing, professional services, research and development and in our operational and financial systems. Furthermore, we expect to continue to incur substantial operating losses at least through the third quarter of 2000, and our expected increase in operating expenses will require significant increases in revenues before we become profitable.

  We had 542 full-time employees at September 30, 1999, up from 310 at December 31, 1998. This rapid growth places a significant demand on our management and operational resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. In addition, we expect that future expansion will continue to challenge our ability to hire, train, motivate, and manage our employees. Competition is intense for highly qualified technical, sales and marketing and management personnel. If our total revenue does not increase relative to our operating expenses, our management systems do not expand to meet increasing demands, we fail to attract, assimilate and retain qualified personnel, or our management otherwise fails to manage our expansion effectively, there would be a material adverse effect on our business, operating results and financial condition.

  Effective June 30, 1999, Vignette acquired Diffusion, Inc., a developer of multi-channel information delivery solutions, in exchange for 786,542 shares of Vignette common stock. The total cost of the acquisition, including transaction costs, was approximately $31.2 million. The acquisition was accounted for as a purchase business combination. Accordingly, the results of operations of Diffusion have been included with our results of operations for periods subsequent to the date of acquisition, and the acquired net assets were recorded at their estimated fair values at the effective date of the acquisition. Upon the closing of the acquisition on June 30, 1999, we incurred a one-time charge totaling $15.2 million for the write-off of in-process research and development, acquisition-related expenses and integration costs.

Results of Operations For The Nine Months Ended September 30, 1999 and September 30, 1998

  Revenue

  Total revenue increased 407% to $48.2 million in the nine months ended September 30, 1999 from $9.5 million in the nine months ended September 30, 1998. This increase was attributable to an increase in our client base, which grew from 152 at the end of the third quarter of 1998 to 393 at the end of the third quarter of 1999, an increase in the average deal size of new client orders and follow-on orders from existing clients. Although our total revenue has increased in recent periods, we cannot be certain that total revenue will grow in future periods or that it will grow at similar rates as in the past.

  Product License. Product license revenue increased 377% to $24.6 million in the nine months ended September 30, 1999 from $5.2 million in the nine months ended September 30, 1998, representing 51% and 54% of total revenue, respectively. The increase in absolute dollars was due to increases in the number of clients and the average deal size of new client orders resulting from growing market acceptance of our StoryServer product line over the prior year period, as well as increased follow-on orders from existing clients. Product license revenue decreased as a percentage of total revenue during the nine months ended September 30, 1999 due to the higher growth in services revenue during the same period.

  Services. Services revenue increased 443% to $23.7 million in the nine months ended September 30, 1999 from $4.4 million in the nine months ended September 30, 1998, representing 49% and 46% of total revenue, respectively. Services revenue from professional services fees continue to be the primary component of total services revenue, representing 40% of total revenues in the nine months ended September 30, 1999 as compared to 37% in the nine months ended September 30, 1998. During the nine months ended September 30, 1999, services revenue from professional services fees increased 446% compared to the nine months ended September 30, 1998. Services revenue from maintenance and support agreements increased 432% in the nine months ended September 30, 1999 compared to the nine months ended September 30, 1998. The increase in all types of services revenue was primarily driven by the increase in the number of clients and the sale of product licenses, which generally include or lead to contracts to perform professional services and purchases of software maintenance and technical support service agreements.

  Services revenue increased as a percentage of total revenue during the nine months ended September 30, 1999 due to the expansion of our services capabilities through the hiring of additional services personnel. We believe that growth in our product license sales depends on our ability to provide our clients with support, training, consulting and implementation services and educating third-party resellers on how to implement our products. As a result, we continued to expand our professional services organization throughout the first nine months of fiscal 1999 and intend to continue expanding our professional services organization for the foreseeable future. We do not believe that services revenue will continue to increase as a percentage of total revenue.

  Cost of Revenue

  Product License. Product license costs consist of expenses we incur to manufacture, package and distribute our products and related documentation and costs of licensing third-party software incorporated into our products. Product license costs increased to $1.9 million in the nine months ended September 30, 1999 from $510,000 in the nine months ended September 30, 1998, representing 8% and 10% of product license revenue, respectively. The increase in absolute dollars was principally a result of both product license sales growth and royalties paid to third party vendors for technology embedded in our product offerings. Product license costs decreased as a percentage of product license revenue primarily because significant product license revenue growth outpaced increases in product license costs in addition to a higher average sales price in 1999 relative to 1998. We expect product license costs to increase in the future in absolute dollar terms due to additional clients licensing our products and the acquisition of OEM licenses to third party technology that we may choose to embed in our product offerings.

  Services. Services costs include salary expense and other related costs for our professional service, maintenance and customer support staffs, as well as third-party contractor expenses. Service costs increased to $20.0 million in the nine months ended September 30, 1999 from $5.6 million in the nine months ended September 30, 1998, representing 84% and 128% of services revenue, respectively. The increase in absolute dollars resulted from rapidly expanding our services organization. The overall improvement in services gross profit margin reflects increased leverage from the productivity of support, training, consulting and implementation activities. We expect services costs to increase in the future in absolute dollars to the extent that services revenues increase. We expect services costs as a percentage of services revenue to decrease over time. Services costs as a percentage of services revenue can be expected to vary significantly from period to period depending on the mix of services we provide, whether such services are provided by us or third-party contractors, and overall utilization rates.

  Professional services-related costs increased to $18.6 million in the nine months ended September 30, 1999 from $5.3 million in the nine months ended September 30, 1998, representing 97% and 149% of professional services-related revenue, respectively. To date, services costs related to professional services have exceeded, or have been substantially equal to, professional service-related revenue. Although we expect our professional service-related revenue will exceed professional service-related costs in future periods, we cannot be certain when this will occur. Maintenance and support-related costs increased to $1.4 million in the nine months ended September 30, 1999 from $328,000 in the nine months ended September 30, 1998, representing 30% and 39% of maintenance and support-related revenue, respectively.

  Operating Expenses

  Research and Development. Research and development expenses consist primarily of personnel costs to support product development. Research and development expenses increased to $10.2 million in the nine months ended September 30, 1999 from $4.8 million in the nine months ended September 30, 1998, representing 21% and 51% of total revenue, respectively. The increase in absolute dollars was due to the increase in engineering personnel and to the expansion of our product offerings. The decrease in research and development as a percentage of total revenue resulted primarily because significant revenue growth outpaced increases in research and development expenditures. We believe that continued investment in research and development is critical to maintaining a competitive advantage, and, as a result, we expect research and development expenses to increase in absolute dollars in future periods. Software development costs that were eligible for capitalization in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, were insignificant during the periods presented. Accordingly, all software development costs have been expensed in the period incurred.

  Sales and Marketing. Sales and marketing expenses consist primarily of salaries and other related costs for sales and marketing personnel, sales commissions, travel, public relations and marketing materials and tradeshows. Sales and marketing expenses increased to $28.8 million in the nine months ended September 30, 1999 from $9.4 million in the nine months ended September 30, 1998, representing 60% and 99% of total revenue, respectively. Sales and marketing expenses increased in absolute dollars due to a significant increase in sales and marketing personnel, increased marketing program expenditures as well as higher commissions resulting from the absolute dollar growth in our bookings. The decrease in sales and marketing expenses as a percentage of total revenue resulted primarily because significant revenue growth outpaced increases in sales and marketing expenditures. We believe these expenses will continue to increase in absolute dollars in future periods as we expect to continue to expand our sales and marketing efforts to promote further growth. We also anticipate that sales and marketing expenses may fluctuate as a percentage of total revenue from period to period as new sales personnel are hired and begin to achieve productivity and the timing of new product releases.

  General and Administrative. General and administrative expenses consist primarily of salaries and other related costs for operations and finance employees, legal and accounting services and certain facilities-related expenses. General and administrative expenses increased to $6.0 million in the nine months ended September 30, 1999 from $3.5 million in the nine months ended September 30, 1998, representing 12% and 36% of total revenue, respectively. The increase in absolute dollars for these periods was due to increased personnel and facility expenses necessary to support our expanding operations. General and administrative expenses decreased as a percentage of total revenue primarily because significant revenue growth outpaced increases in general and administrative expenditures. We believe general and administrative expenses will increase in absolute dollars as we expect to increase staffing and infrastructure expenses to support our continued growth.

  Purchased In-Process Research and Development, Acquisition-Related and Other Charges. In connection with our acquisition of Diffusion, we incurred one-time acquisition costs and integration-related charges, which include costs associated with product integration, cross training, and other merger-related costs. Additionally, a portion of the purchase price was allocated to in-process research and development based upon an independent third party appraisal and expensed upon the consummation of the transaction. These related charges totaled $15.2 million for the nine months ended September 30, 1999.

  Included in the acquired net assets of Diffusion was in-process research and development efforts related to the development of Diffusion Server 4.0. Diffusion Server 4.0 was expected to expand the delivery capabilities, user features and functionality of the existing Diffusion Server 3.0 multi-channel platform as well as add new components. We intended to re-work the acquired technology and integrate it with Vignette's products.

  A significant amount of uncertainty existed surrounding the successful development and completion of the research and development acquired, which was estimated to be 88% complete at the date of the acquisition. We were uncertain of our ability to complete the development of a new product within a timeframe acceptable to the market and ahead of competitors. Additionally, the amount of development required to enable the acquired in-process research and development to be compatible with StoryServer is significant. The results of the in-process research and development effort at the time of purchase had not progressed to a stage where they met technological feasibility as they lacked many key elements including standardized implementation capabilities and a scalable and extensible architecture.

  We assigned values of $11.6 million to in-process research and development and $6.3 million to existing core technology based upon a modified discounted cash flow model. We based the cash flow projections for revenue on the projected incremental increase in revenue that we expected to receive from the completed acquired in-process research and development. Diffusion expected revenue to commence with its product's release in December 1999 and continue throughout its economic life of five years. We deducted estimated operating expenses from estimated revenue to arrive at estimated pre-tax cash flows. Projected operating expenses included cost of goods sold, selling general and administrative expense, and research and development expense. We estimated operating expenses as a percent of revenue based on Diffusion's historical results for the fiscal years ended December 31, 1996 to 1998. Projected results for the fiscal years ended December 31, 1999 to 2001 were also used in combination with past operating results and industry averages. We also deducted capital charges, or cash flow attributable to other assets such as working capital and assembled workforce, from pre-tax operating income to isolate the cash flow solely attributable to the in-process research and development. Income taxes were then deducted to arrive at after-tax cash flows. We discounted the after-tax cash flow projections using a risk-adjusted rate of return of 23%. In using the discounted model, we excluded the costs to complete the in-process technology from the research and development expense for 1999, and we reflected the percentage completion of the in-process research and development in each year's projected cash flow.

  During May 1998, Vignette acquired from RandomNoise, Inc. certain in-process research and development effort, a developed product and an insignificant amount of equipment in exchange for $2.1 million, consisting of $100,000 in cash and 751,660 shares of our Series G Preferred Stock valued at $2.0 million. Substantially all of the purchase price was allocated to in-process research and development and expensed upon the consummation of the transaction. These related charges totaled $2.1 million for the nine months ended September 30, 1998.

  Amortization of Deferred Stock Compensation. We have recorded deferred compensation for the difference between the exercise price of certain stock option grants and the deemed fair value of our common stock at the time of such grants. We are amortizing this amount over the vesting periods of the applicable options, resulting in amortization expense of $4.1 million and $867,000 for the nine months ended September 30, 1999 and 1998, respectively.

  Amortization of Intangibles. In conjunction with our acquisition of Diffusion, effective June 30, 1999, the purchase price amounts allocated to acquired technology of $6.3 million and workforce of $900,000 are being amortized over a five-year period. The excess of cost over fair value of net assets acquired of $15.1 million is being amortized over a seven-year period.

  Other Income, Net

  Other income, net consists of interest income and expense and gain or loss on disposals of equipment. Other income, net increased to $2.0 million in the nine months ended September 30, 1999 from $204,000 in the nine months ended September 30, 1998. The increase was due to interest income earned from cash balances on hand as a result of our recent initial public offering in February 1999.

Results of Operations For The Years Ended December 31, 1998, December 31, 1997, and December 31, 1996

  Revenue

  Total revenue increased to $16.2 million in 1998 from $3.0 million in 1997. This increase was attributable to an increase in our client base resulting in substantial growth in product license and services revenue. No one client accounted for greater than 10% of total revenue during 1998. Two clients accounted for 24% of total revenue in 1997. We did not have any revenue in 1996, as we were in the development stage.

  Product License. Product license revenue increased to $8.6 million in 1998 from $1.9 million in 1997, representing 53% and 64% of total revenue, respectively. The increase in product license revenue in absolute dollars was due primarily to an increase in the number of clients resulting from growing market acceptance of our StoryServer product after the release of StoryServer 3 in September 1997. Product license revenue decreased as a percentage of total revenue due to the increase in services revenue during the same period. We first began shipping our products in January 1997.

  Services. Services revenue increased to $7.6 million in 1998 from $1.1 million in 1997, representing 47% and 36% of total revenue, respectively. Services revenue from professional services fees increased to $6.2 million in 1998 from $941,000 in 1997. Services revenue from maintenance and support agreements increased to $1.4 million in 1998 from $140,000 in 1997. The increase in all types of services revenue was due primarily to an increase in the number of clients and sale of product licenses, which generally include or lead to contracts to perform professional services and purchases of software maintenance and technical support service agreements.

  Services revenue increased as a percentage of total revenue in 1998 due to the expansion of our services capabilities by hiring additional services personnel. We believe that growth in our product license sales depends on our ability to provide our clients with support, training, consulting and implementation services and educating third-party resellers on how to implement our products. As a result, we invested to expand our professional services organization in 1998.

  Cost of Revenue

  Product License. Product license costs increased to $964,000 in 1998 from $37,000 in 1997, representing 11% and 2% of product license revenue, respectively. The increase in absolute dollars and as a percentage of product license revenue in 1998 was primarily attributable to the fact that we entered into an OEM license with Net Perceptions for its GroupLens Express software that allows us to embed certain personalization functionality into StoryServer.

  Services. Services costs increased to $9.3 million in 1998 from $1.4 million in 1997, representing 123% and 133% of services revenue, respectively. The increase in dollar amount was primarily due to startup costs incurred in connection with beginning and expanding our professional services organization, and to a lesser extent, the increase in the number of product license clients, which generally require our professional services.

  Services costs related to professional services increased to $8.8 million in 1998 from $1.4 million in 1997, representing 143% and 144% of professional services-related revenue. Services costs related to maintenance and support agreements increased to $510,000 in 1998 from $84,000 in 1997, representing 35% and 60% of maintenance and support-related revenue, respectively.

  Operating Expenses

  Research and Development. Research and development expenses increased to $7.0 million in 1998 from $2.9 million in 1997, representing 43% and 96% of total revenue, respectively. Research and development expenses increased to $2.9 million in 1997 from $892,000 in 1996. The increase in absolute dollars in these periods was due to increases in internal engineering personnel.

  Sales and Marketing. Sales and marketing expenses increased to $15.9 million in 1998 from $5.0 million in 1997, representing 98% and 164% of total revenue, respectively. The increase in absolute dollars was due to a significant increase in sales and marketing personnel and our increased marketing program expenditures. Sales and marketing expenses increased to $5.0 million in 1997 from $428,000 in 1996. The increase was due to a substantial increase in sales and marketing personnel and the commencement of the sales and marketing of our products in January 1997.

  General and Administrative. General and administrative expenses increased to $4.9 million in 1998 from $1.3 million in 1997, representing 30% and 44% of total revenue, respectively. General and administrative expenses increased to $1.3 million in 1997 from $503,000 in 1996. The increase in absolute dollars for these periods was due to increased personnel and facility expenses necessary to support our expanding operations and, to a lesser extent, costs related to the establishment of European operations in November 1997.

  Purchased In-Process Research and Development, Acquisition-Related and Other Charges. Charges related to our May 1998 acquisition of RandomNoise, Inc. totaled $2.1 million for the year ended 1998. During July 1996, we acquired from CNET certain software and related intellectual property rights for 7,338,630 shares of our Series C Preferred Stock valued at approximately $1.9 million. All of the approximately $1.9 million purchase price was allocated to acquired in-process research and development efforts.

  Amortization of Deferred Stock Compensation. For the year ended 1998, we recognized amortization expense of $2.5 million.

  Other Income, Net

  Other income, net increased to $172,000 in 1998 from $169,000 in 1997. The slight increase was due to a $272,000 increase in interest income earned from cash balances on hand in 1998 over 1997, partially offset by a $63,000 increase in loss on disposals of equipment and a $206,000 increase in interest expense in 1998 over 1997. Proceeds from the private sale of equity securities in 1997 and 1998 caused cash and short-term investment balances in 1997 and 1998 to be higher than the comparable prior periods. Other income, net increased to $169,000 in 1997 from $62,000 in 1996. The increase was due to increased interest income earned from cash balances on hand, partially offset by loss on disposals of equipment and increased interest expense in 1997 compared to 1996.

Quarterly Results

  The following tables set forth certain unaudited consolidated statements of operations data both in absolute dollars and as a percentage of total revenue for each of our last eight quarters. This data has been derived from unaudited condensed consolidated financial statements that have been prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for a fair presentation of such information. These unaudited quarterly results should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The consolidated results of operations for any quarter are not necessarily indicative of the results for any future period.

                                                      Three Months Ended
                          --------------------------------------------------------------------------------------
                          Dec. 31,   March 31,  June 30,   Sept. 30,  Dec. 31,   March 31,  June 30,   Sept. 30,
                            1997       1998       1998       1998       1998       1999       1999       1999
                          --------   ---------  --------   ---------  --------   ---------  --------   ---------
                                              (in thousands, except percentages)
Consolidated Statement
 of Operations Data:
Revenue:
 Product license........  $   764     $ 1,293   $ 1,629     $ 2,230   $ 3,432     $ 4,623   $  7,575    $12,364
 Services...............      544         958     1,293       2,108     3,262       4,509      7,298     11,874
                          -------     -------   -------     -------   -------     -------   --------    -------
Total revenue...........    1,308       2,251     2,922       4,338     6,694       9,132     14,873     24,238
                          -------     -------   -------     -------   -------     -------   --------    -------
Cost of revenue:
 Product license........       13          25       219         266       454         419        734        777
 Services...............      764         850     1,867       2,862     3,761       4,469      5,765      9,734
                          -------     -------   -------     -------   -------     -------   --------    -------
Total cost of revenue...      777         875     2,086       3,128     4,215       4,888      6,499     10,511
                          -------     -------   -------     -------   -------     -------   --------    -------
Gross profit............      531       1,376       836       1,210     2,479       4,244      8,374     13,727
                          -------     -------   -------     -------   -------     -------   --------    -------
Operating expenses:
 Research and
  development...........      989       1,112     1,867       1,861     2,122       2,725      2,992      4,514
 Sales and marketing....    2,094       1,677     3,324       4,397     6,482       6,553     10,027     12,239
 General and
  administrative........      615         698     1,134       1,619     1,413       1,611      1,738      2,637
 Purchased in-process
  research and
  development,
  acquisition-related
  and other charges.....      --          --      2,089         --        --          --      14,690        493
 Amortization of
  deferred stock
  compensation..........      --           16       499         352     1,608       1,669      1,288      1,161
 Amortization of
  intangibles...........      --          --        --          --        --          --         --         898
                          -------     -------   -------     -------   -------     -------   --------    -------
Total operating
 expenses...............    3,698       3,503     8,913       8,229    11,625      12,558     30,735     21,942
                          -------     -------   -------     -------   -------     -------   --------    -------
Loss from operations....   (3,167)     (2,127)   (8,077)     (7,019)   (9,146)     (8,314)   (22,361)    (8,215)
Other income (expense),
 net....................       81          38        25         141       (32)        376        834        829
                          -------     -------   -------     -------   -------     -------   --------    -------
Net loss................  $(3,086)    $(2,089)  $(8,052)    $(6,878)  $(9,178)    $(7,938)  $(21,527)   $(7,386)
                          =======     =======   =======     =======   =======     =======   ========    =======
As a Percentage of Total
 Revenue:
Revenue:
 Product license........       59%         58%       56%         51%       51%         51%        51%        51%
 Services...............       41          42        44          49        49          49         49         49
                          -------     -------   -------     -------   -------     -------   --------    -------
Total revenue...........      100         100       100         100       100         100        100        100
                          -------     -------   -------     -------   -------     -------   --------    -------
Cost of revenue:
 Product license........        1           1         7           6         7           5          5          3
 Services...............       58          38        64          66        56          49         39         40
                          -------     -------   -------     -------   -------     -------   --------    -------
Total cost of revenue...       59          39        71          72        63          54         44         43
                          -------     -------   -------     -------   -------     -------   --------    -------
Gross profit............       41          61        29          28        37          46         56         57
                          -------     -------   -------     -------   -------     -------   --------    -------
Operating expenses:
 Research and
  development...........       76          49        64          43        31          30         20         19
 Sales and marketing....      160          75       114         102        97          71         67         50
 General and
  administrative........       47          31        39          37        21          18         11         11
 Purchased in-process
  research and
  development,
  acquisition-related
  and other charges.....      --          --         71         --        --          --          99          2
 Amortization of
  deferred stock
  compensation..........      --            1        17           8        24          18          9          5
 Amortization of
  intangibles...........      --          --        --          --        --          --         --           4
                          -------     -------   -------     -------   -------     -------   --------    -------
Total operating
 expenses...............      283         156       305         190       173         137        206         91
                          -------     -------   -------     -------   -------     -------   --------    -------
Loss from operations....     (242)        (95)     (276)       (162)     (136)        (91)      (150)       (34)
Other income (expense),
 net....................        6           2         1           3        (1)          4          5          4
                          -------     -------   -------     -------   -------     -------   --------    -------
Net loss................     (236)%       (93)%    (275)%      (159)%    (137)%       (87)%     (145)%      (30)%
                          =======     =======   =======     =======   =======     =======   ========    =======

  As a result of our limited operating history, we cannot forecast operating expenses based on historical results. Accordingly, we base our forecast for expenses in part on future revenue projections. Most of these expenses are fixed in the short term, and we may not be able to quickly reduce spending if revenues are lower than we have projected. Our ability to forecast accurately our quarterly revenue is limited due to the long sales cycle of our software products, which makes it difficult to predict the quarter in which product implementation will occur, and the variability of client demand for professional services. We would expect our business, operating results and financial condition to be materially adversely affected if revenues do not meet projections and that net losses in a given quarter would be even greater than expected.

  Our operating results have varied significantly from quarter to quarter in the past and we expect our operating results will continue to vary significantly from quarter to quarter. A number of factors are likely to cause these variations, including:

  .  Demand for our products and services;

  .  The timing of sales of our products and services;

  .  The timing of customer orders and product implementations;

  .  Unexpected delays in introducing new products and services;

  . Increased expenses, whether related to sales and marketing, product development or administration;

  .  Changes in the rapidly evolving market for e-Business solutions;

  . The mix of product license and services revenue, as well as the mix of products licensed;

  . The mix of services provided and whether services are provided by our own staff or third-party contractors;

  .  The mix of domestic and international sales; and

  .  Costs related to possible acquisitions of technology or businesses.

  Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of future performance.

  We plan to increase our operating expenses to expand sales and marketing operations, develop new distribution channels, fund greater levels of research and development, broaden professional services and support and improve operational and financial systems. If our revenues do not increase along with these expenses, our business, operating results or financial condition could be materially adversely affected and net losses in a given quarter would be even greater than expected.

  Although we have a limited operating history, we believe that our quarterly operating results may experience seasonal fluctuations. For instance, quarterly results may fluctuate based on client calendar year budgeting cycles, slow summer purchasing patterns in Europe and our compensation policies that tend to compensate sales personnel, typically in the latter half of the year, for achieving annual quotas.

Net Operating Losses and Tax Credit Carryforwards

  As of December 31, 1998, we had net operating loss and research and development carryforwards of approximately $27.0 million and $560,000, respectively. The net operating loss and credit carryforwards will expire at various dates, beginning 2011, if not utilized. The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Our ability to utilize net operating loss carryforwards on an annual basis will be limited as a result of a prior "ownership change" in connection with private sales of equity securities. We have provided a full valuation allowance on our net deferred tax assets, which include net operating loss and research and development carryforwards, because of the uncertainty regarding their realization. Our accounting for deferred taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, involves the evaluation of a number of factors concerning the realizability of our deferred tax assets. In concluding that a full valuation allowance was required, management primarily considered such factors as our history of operating losses and expected future losses and the nature of our deferred tax assets. See Note 6 of Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

  Since our inception, we have funded our operations and met our capital expenditure requirements through the sale of equity securities.

  Cash used in operating activities was $3.7 million and $9.7 million for the nine months ended September 30, 1999 and 1998, respectively. The decrease in cash used in operating activities was due primarily to changes in operating working capital. Cash used in operating activities was $17.2 million, $4.9 million and $1.5 million in 1998, 1997, and 1996, respectively. The $17.2 million of cash used in operating activities for the year ended December 31, 1998 includes an increase in client accounts receivables of approximately $6.8 million from December 31, 1997. This increase is directly attributable to increased client contracts signed at the close of the quarter ended
December 31, 1998 containing immediate invoicing terms.

  Our investing activities have consisted of capital expenditures totaling $5.4 million and $1.0 million for the nine months ended September 30, 1999 and 1998, respectively, and $2.2 million, $694,000 and $318,000 in 1998, 1997 and
1996, respectively, to acquire property and equipment, mainly computer hardware and software, for our growing employee base. In addition, during the nine months ended September 30, 1999, our investing activities included purchases of equity securities totaling $4.0 million for strategic investments in other e-commerce companies. We expect that our capital expenditures will continue to increase as our employee base grows.

  Net cash provided by financing activities for the nine months ended September 30, 1999 and 1998 was $74.4 million and $16.3 million, respectively. The increase was due primarily to the receipt of proceeds from our initial public offering, partially offset by $2.7 million in payments made in April 1999 to retire all outstanding debt. Net cash provided by financing activities in 1998, 1997 and 1996 were $24.8 million, $10.6 million and $3.7 million, respectively.

  At September 30, 1999, we had $73.7 million in cash and cash equivalents and $51.9 million in working capital. We have agreements with Comdisco, Inc. providing for available credit of up to $5.0 million over a period of 36 months at an interest rate of 12% per year and an equipment lease line of $1.25 million over a period of 36 months at an interest rate of 7.5% per year. The line of credit with Comdisco, Inc. is secured by our receivables, equipment, fixtures, inventory and all other tangible property. We are currently in compliance with all related financial covenants and restrictions.

  In October 1999, we purchased equity securities of Vitessa (formerly ECDirect) in exchange for $22.9 million in cash. The investment represents a 15% ownership position in Vitessa, and provides a strategic partnership in which Vignette will integrate Vitessa's core technology for distributed e-commerce into Vignette's e-Business applications.

  In November 1999, we entered into an option agreement to acquire all of the outstanding stock of a privately held software design firm for approximately $25.0 million in stock and cash. We paid $1.0 million in cash to the company in return for the option, exercisable until December 31, 1999, and for the company's agreement not to solicit offers or enter into discussions regarding a sale of the company to another buyer. We have the right to extend the option until January 31, 2000 by paying an additional $1.0 million. If we elect to exercise the option before the expiration date and can enter into a definitive agreement with the company, the option price will be applied to the purchase price. We will forfeit any cash payments made if we do not elect to exercise the option or do not enter into a definitive agreement, except as a result of certain circumstances such as a breach of the option agreement by the company.

  Based on our current operating plan, management believes that our net proceeds from this offering, together with cash on hand, cash equivalents, short-term investments and commercial credit facilities will be sufficient to meet our cash requirements for the foreseeable future, including working capital requirements and planned capital expenditures. We may require additional funds for other purposes and may seek to raise such additional funds through public and private equity financings from other sources. There can be no assurance that additional financing will be available at all or that, if available, such financing will be obtainable on terms favorable to us or that any additional financing will not be dilutive.

Recent Accounting Pronouncements

  In December 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-9, Software Revenue Recognition, which amends SOP 97-2 and SOP 98-
4. We are required to adopt SOP 98-9 in the year ended December 31, 2000. We do not expect such adoption will have a significant effect on our results of operations.

  In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. We adopted SOP 98-1 effective January 1, 1999. Such adoption did not have a significant effect on our results of operations.

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, which defers for one year the effective date of Statement 133. As a result of the deferral provisions of Statement 137, Statement 133 is now effective for our fiscal year 2001. We do not anticipate that the adoption of Statement 133 will have a significant effect on our results of operations or financial position because of our minimal use of derivatives.

Year 2000 Compliance

  The "Year 2000 Issue" refers generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results.

  We have conducted a Year 2000 readiness review for the current versions of our products. The review included assessment and implementation, which includes remediation, upgrading and replacement of certain product versions, as well as validation testing, and contingency planning. We continue to respond to client questions about prior versions of our products on a case-by-case basis.

  We have completed all phases of our plan, except for contingency planning, with respect to the current versions of all of our products. As a result, the current versions of each of our products are "Year 2000 Compliant," as defined below, when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with or in the host machine or our products are also Year 2000 Compliant. The initial release of StoryServer 4 required a patch to fix a minor error in a third-party product included in StoryServer 4. We have provided the patch on our Web site in order to be Year 2000 Compliant.

  We have defined "Year 2000 Compliant" as the ability to:

  . correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

  . function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration;

  . where appropriate, respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined, and predetermined manner;

  . if the date elements in interfaces and data storage specify the century, store and provide output of date information in ways that are unambiguous as to century; and

  .  recognize year 2000 as a leap year.

  We have tested software obtained from third parties (licensed software, shareware, and freeware) that is incorporated into our products, and are seeking assurances from our vendors that licensed software is Year 2000 Compliant. To date, we believe all critical software that we have obtained from third parties is Year 2000 Compliant. Despite testing by us and by current and potential clients, and assurances from developers of products incorporated into our products, our products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our products could result in delay or loss of revenue, diversion of development resources, damage to our reputation, or increased service and warranty costs, any of which could materially adversely affect our business, operating results, or financial condition. Some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of such lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent we may be affected by it.

  Vignette's internal systems include both our information technology, or IT, and non-IT systems. We obtained a third-party consulting group to provide an assessment of our material internal IT systems, including both our own software products and third-party software and hardware technology, and our non-IT systems. The completion of testing yielded no significant exceptions for our critical internal systems to be Year 2000 Compliant. To the extent that we were not able to test the technology provided by third-party vendors, we are seeking assurances from such vendors that their systems are Year 2000 Compliant. Although we are not currently aware of any material operational issues or costs associated with preparing our internal IT and non-IT systems for the Year 2000, we may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal IT and non-IT systems.

  We do not currently have any information concerning the Year 2000 compliance status of our clients. Our current and potential clients may incur significant expenses to achieve Year 2000 compliance. If our clients are not Year 2000 compliant, they may experience material costs to remedy problems, or they may face litigation costs. In either case, Year 2000 issues could reduce or eliminate budgets that current or potential clients could have for purchases of our products and services. As a result, our business, results of operations or financial condition could be materially adversely affected.

  We have funded our Year 2000 plan from available cash and have not separately accounted for these costs in the past. To date, these costs have not been material. We will incur additional costs related to the Year 2000 plan for administrative personnel to manage the project, outside contractor assistance, technical support for our products, product engineering and customer satisfaction. We may experience material problems and costs with Year 2000 compliance that could adversely affect our business, results of operations and financial condition.

  We have not yet fully developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. The cost of developing and implementing such a plan may itself be material. Finally, we are also subject to external forces that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failures and related service interruptions.

                                   BUSINESS

  This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in such forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

Overview

  We are a leading global provider of e-Business software products and services. Our e-Business solutions are designed to enable businesses to build sustainable online customer relationships, increase the returns on their Internet-related investments and capitalize on Internet business opportunities. Our e-Business solutions allow businesses to create and manage Internet business channels that are designed to attract, engage and retain online customers. By using Vignette's solutions, our clients can build e-Business applications that are intended to convert more Web site visitors into long-term customers and generate opportunities for increased Web-based revenue and market share. Since shipping our first products in 1997, we have received numerous awards for our industry leadership and product capabilities, including the Crossroads A-list Award and Red Herring Magazine's Top 50 Public Companies and Best Product Award.

  Our StoryServer 4 application platform incorporates an enterprise-class architecture and leading-edge Internet technology that enables companies to develop, deploy and manage advanced online businesses that increase Internet-based revenue opportunities and permit superior relationship management on the Web. Through the integration of advanced content management, lifecycle personalization and decision support tools, StoryServer 4 allows our clients to engage their Web site visitors with personalized interactions that provide value and convenience to stimulate buying and ongoing customer loyalty. We also provide a set of tools built for the StoryServer 4 platform that enables both business and technical managers to interact with customers through the Web site and efficiently control the operation of the site.

  We have further enhanced our solution set with two platforms designed to offer additional functionality to our clients, Vignette Syndication Server and Vignette Multi-Channel Server. Vignette Syndication Server enables businesses to build and manage value-added distribution networks whereby a company can distribute its electronic goods and services outside of its own Web site through a network of reseller, affiliate, and partner Web sites, or its "Customer Chain." These super-distribution capabilities have enabled our clients to extend their online reach and increase Web-based revenue opportunities. Vignette Multi-Channel Server, formally announced in July 1999 and expected to be shipped in the first half of 2000, will expand these opportunities by furthering the ability of businesses to communicate with their online customers using multiple media, including telephone, pager, e-mail, fax, Web, wireless, network printer, or mail. By providing this additional level of customer service, our clients will be able to increase customer satisfaction and loyalty.

  We complement our products with a professional services organization that offers a range of services including strategic planning, project management and implementation. We designed these services to improve our clients' competitive position, shorten time-to-market and reduce project implementation risk. We believe that our ability to successfully deliver an integrated solution to our clients provides us with a significant competitive advantage in the market for e-Business software products and services.

  We market our products and services globally through our direct sales force, resellers and systems integrators to businesses seeking to enhance the value of their Web-based relationships, maximize the return on their Internet-related investments and capitalize on the substantial growth of the Internet as a new marketing and distribution channel. We also leverage strategic alliances with a number of technology and Internet organizations to increase the penetration and market acceptance of our e-Business software and professional services. To date, we have licensed the StoryServer platform to more than 390 clients worldwide in a variety of industries including retail, financial services, telecommunications, technology, media and entertainment. Our clients include American Express, AT&T, Bank One, Charles Schwab and Company, Chicago Tribune, Lands' End, Merrill Lynch, National Semiconductor, Nokia, Preview Travel, Siebel Systems, Snap.com, StarMedia Network, Sun Microsystems and TheStreet.com.

Industry Background

  The emergence and acceptance of the Internet and the World Wide Web has fundamentally changed the way that consumers and businesses communicate, obtain information, purchase goods and transact business. International Data Corporation, or IDC, estimates that the number of Internet users worldwide will grow from approximately 142 million in 1998 to 502 million in 2003. IDC also estimates that revenue generated from Internet commerce will exceed $1.3 trillion by 2003. As the Internet has become more accessible, functional and widely used, it has emerged as a primary business channel alongside the telephone, paper-based communication and face-to-face interaction. Businesses are increasingly using the Web as both a marketing tool and distribution channel to communicate and conduct business with partners, customers and employees.

  Origins of Online Business

  The growth in the number of Internet users, as well as the open nature of the Internet, has led many businesses to seek new ways to take advantage of this global platform. The earliest business use of the Internet was the creation of informational Web sites, which typically involved merely reformatting existing marketing materials to create an online brochure. This simple use of the Internet to present static information was quickly supplanted by the first generation of electronic commerce businesses. The introduction of new technology enabled businesses to create Web sites for online publishing, which were financed by advertising, and electronic catalog businesses where hard goods such as books or computers could be sold. These Internet businesses focused on developing a basic advertising and transaction infrastructure rather than capitalizing on the unique aspects of Internet commerce. In addition, these first generation online businesses were based on traditional, physical world business models and were differentiated only by wider selection and lower prices. Success for these businesses was measured by the total amount of Web site traffic.

  Advertising-based and transaction-based Internet business models have been successful in generating online transactions. However, as the number of companies attempting to conduct business online has increased, the Web has become a highly competitive business environment in which customers have a large number of easily accessible choices, eroding customer loyalty. As a result, it is becoming increasingly difficult for businesses on the Internet to reach their target audiences, build customer loyalty and differentiate themselves from their competitors using business strategies taken from the physical world. Consequently, online businesses are finding it increasingly expensive to locate and attract the right types of Web site visitors and increasingly difficult to convert these visitors into profitable and long-term customers.

  Evolution of Online Business

  As the next generation of online business models evolve, companies are changing the ways they measure their success online. Both advertising-based and transaction-based businesses have begun to use the percentage of Web site visitors that actually convert from browsing a site to transacting business, or the conversion rate, as the key gauge of their effectiveness in attracting and retaining loyal customers out of their total Web site visitor population. According to Forrester Research, the estimated average conversion rate for first-time visitors to an electronic commerce Web site is 2.7%, a rate similar to unsolicited direct mailings. To address this problem, businesses are beginning to focus their strategies on increasing online conversion rates by more effectively engaging a new type of "connected customer." Connected customers are individuals who place more value on information convenience, online advisory services and improved access to products and services, than on price and physical geographic location.

  To capture the connected customer, businesses must focus on developing and executing a new set of online strategies to build long-term customer relationships and strengthen customer loyalty. To attract connected customers, businesses must provide users with more relevant and targeted experiences each time they interact with the company online. To achieve this objective, businesses must provide potential customers with greater information convenience, online advisory services and improved access to products and services.

  For the connected customer, information convenience means having all of the data necessary to make a decision at one Web site. As a result, businesses are finding it necessary to broaden their Web offerings beyond their own products and services. Many online businesses are acquiring rich, third-party content and product lines that allow them to deliver highly interactive, topical portals that provide the convenience of one-stop shopping. For example, an online stock brokerage firm might license daily industry news, company analyses, and financial planning articles to provide their customers with a complete set of financial management information on a single Web site.

  Increasingly, businesses must also offer online advisory services to provide the expertise the customer needs to make an informed purchasing decision. For example, an online travel agency might add advisory services that help vacation travelers perform extensive pre-purchase research on their favorite destinations. Through highly personalized services based on the collection and analysis of customer profiles, businesses can enhance the lifetime value of each customer, increase customer switching costs and create strong competitive barriers.

  Businesses also are extending their online reach to engage potential customers in more online locations than just their own Web sites. To increase Web-based revenues, businesses need to maximize not only the number of visitors and customers coming to their own Web sites, but also their total online reach across their entire Customer Chain. For example, a business that sells books online needs to reach not only the buyers that come to its own Web site, but also visitors to other book-related sites, such as locations dedicated to authors, book reviews and literature. In effect, it is as necessary for businesses to create broad distribution and reseller relationships online as it is in the physical world in order to have as many points of contact with the customer as possible. The creation of such a super-distribution model forms an instantaneous, worldwide distribution system. The Internet has made it possible for all companies to have a worldwide online distribution system, a system that was previously available only to large companies that could afford to build out such a network in the physical world.

  Need for Comprehensive e-Business Solutions

  As online business models evolve and the amount of business transacted on the Web increases, enterprises are seeking new e-Business solutions that will enable them to develop, maintain and leverage relationships with customers and affiliates. Much as companies adopted Enterprise Resource Planning software in the late-1980s to manage back-office operations and Sales Force Automation software in the mid-1990s to manage front-office operations, many businesses are now searching for e-Business solutions to help them manage their online customer relationships. Businesses realize that e-Business solutions, like other enterprise solutions, are mission-critical and pose significant technological challenges that require large resource commitments. For example, early adopters of e-Business strategies, such as Amazon.com, built in-house solutions that required significant custom development, evaluation, implementation and integration of disparate technologies and platforms. Companies building these solutions internally face long development cycles, high ongoing maintenance costs, and limited functionality and scalability.

  Accelerated adoption of the Internet as a business channel is driving businesses to seek enterprise software providers that have the expertise to deliver solutions that minimize their time to market and maximize the value of their Internet investment. To date, software providers have focused on developing applications that managed discrete portions of a comprehensive e-Business solutions, such as transaction management, catalog tools, collaborative filtering/personalization, authoring, site management and application development. Today, however, businesses are increasingly demanding an integrated package of platforms, tools and applications that address all aspects of e-Business, rather than point products and toolkits. A fully integrated e-Business solution must include the ability to attract, engage and retain customers and understand their needs and preferences via a direct relationship through a company's Web site. This solution also must enable companies to create and manage Customer Chains, value-added distribution networks whereby a company can distribute its electronic goods and services outside of its own Web site through a network of reseller, affiliate and partner Web sites. These solutions must be able to transcend the traditional boundaries of the Internet as an information delivery mechanism. These requirements demand an e-Business solution that supports advanced content management and syndication, personalization and decision support capabilities.

The Vignette Solution

  We are a leading global provider of e-Business software products and services specifically designed to enable businesses to enhance the value of their Web-based relationships, maximize the return on their Internet-related investments and capitalize on the substantial growth of the Internet as a new business channel. Our e-Business solutions enable businesses to create and manage Internet business channels that are designed to attract, engage and retain online customers. We believe our solutions allow our clients to increase their online effectiveness and improve customer conversion rates, resulting in opportunities for greater Web-based revenues and market share. Our integrated solution set includes an enterprise-class Internet application platform, as well as a set of tools for business and technical managers to interact with customers through the Web site and control its operation.

  We have extended our application platform with Vignette Syndication Server and with the introduction of Vignette Multi-Channel Server, expected to be shipped in the first half of 2000. Vignette Syndication Server enables our clients to create and manage Customer Chains. Vignette Multi-Channel Server is designed to enable businesses to personalize and automate communication with their online customers using multiple media, including telephone, pager, e-mail, fax, Web, wireless, network printer, or mail. We are focused on continuing to develop and extend our product and service offerings to provide our clients with a comprehensive means for building, managing and delivering sophisticated e-Business applications, thereby increasing our clients' return on their Internet investments.

  We believe our comprehensive, integrated e-Business solutions represent a fundamentally new approach to doing business on the Internet and provide our clients with the following benefits:

  Higher Customer Conversion and Retention Rates. Our products and services enable our clients to use the Internet as a channel to build profitable, long-term customer relationships and to use those relationships to create new marketing opportunities to drive revenue growth. Businesses that use our solutions can develop Internet applications that interact, as opposed to solely transact, with Web visitors. For instance, our e-Business software platform incorporates unique lifecycle personalization technology that allows our clients to create personalized Web experiences that engage visitors and encourage return visits through tailored, customized interactions. We believe that these personalized experiences enhance customer loyalty, satisfaction and retention, resulting in higher conversion rates. By creating Internet applications that are designed to appeal to new customers and promote long-term, online customer relationships, businesses are better positioned to capture increased online revenues.

  Increased Revenue Opportunities Through a More Flexible Business Model. Our solutions are designed to enable our clients to pursue a broad range of business opportunities that enhance Web-based revenues, such as co-branding, multiple Web site production and super-distribution. Our clients have obtained partner license fees in return for co-branding their Web sites with partner logos, content and navigation. For example, a major portal provider has co-branded its destination with over 100 Internet service providers, or ISPs, with each version of the Web site targeted specifically for that ISP's customer base. In return, this portal receives royalty payments from each ISP with very little actual cost to produce the branded Web site. Our multiple Web site production capabilities have enabled a major online news provider to use a small team to create over 200 online community Web sites that are specific to urban areas in and around their local community. Each community has its own Web site that contains local advertising and content. The news provider was able to generate increased advertising revenue from these localized Web sites.

  Rapid Time To Market. Businesses using our solutions can develop e-Business applications more rapidly than most other third-party or in-house alternatives. As a result, our solutions permit businesses to expand their existing online business and enter into new online markets on an accelerated time frame. Clients benefit from our component-based application architecture that maximizes content and application reusability and Web site performance. Many of our clients take an integrated approach to the construction and delivery of their relationship management applications. Our professional services organization provides these clients with business strategy consulting, project management and application development implementation. Our integrated approach to delivering our products and services permits our clients to deploy e-Business applications quickly and cost-effectively, thereby increasing online revenues and market share.

  Increased Operational Control of Internet Applications at a Lower Effective Cost. Our e-Business solutions permit clients to manage their Internet business channels more efficiently and with greater control than most in-house or other third-party alternatives. Our product features also dramatically reduce the amount of labor and capital expenditure required to operate and maintain sites on the Internet. Our solutions incorporate: (a) content management capabilities designed to increase the efficiency of team-based Web site production, enhance application developer productivity and reduce maintenance costs; (b) decision support capabilities that allow businesses to analyze customer preferences, examine demographic segmentation and determine the popularity of individual products and services; and (c) a scalable application server platform that is capable of handling a very large number of Web site visitors with optimized performance while substantially curtailing Web server hardware expenditures. Our products and services provide clients with greater operational control and compelling cost advantages in operating and maintaining their Web sites, as well as in the cost of customer acquisition and retention.

Strategy

  Our objective is to enhance our position as a leading global provider of e-Business solutions. To achieve this objective, we have adopted the following strategies:

  Maintain Leadership in the e-Business Solutions Market. Our industry-leading solutions for e-Business applications enable enterprises to build and rapidly deploy effective online businesses. Our StoryServer 4 application platform allows businesses to maximize their online potential by offering relevant products and services to the appropriate customer audience, thereby increasing customer conversion rates and strengthening customer loyalty. Our Vignette Syndication Server offers a platform for creating a new category of easily-deployed, enterprise applications that will enable businesses of any size to achieve instantaneous, online distribution of their products and services across an extensive network of reseller, affiliate and partner Web sites. With our recently announced Vignette Multi-Channel Server, we will offer a platform for creating automated and personalized customer communication using multiple media. We intend to maintain our leadership position by developing new e-Business software products and services that will help businesses generate new online revenue opportunities.

  Expand Sales Channels to Drive Market Penetration. We are working to increase customer adoption of our solutions by expanding our direct sales operations and our indirect sales channels through additional relationships and strategic alliances with key systems integrators, value-added resellers, or VARs, and original equipment manufacturers, or OEMs. We believe that by establishing these relationships with key e-commerce partners, we can target a broader client base and help our clients more rapidly deploy powerful e-Business applications.

  Expand International Presence. We believe that there will be significant international opportunities for our products and services and that we will continue to expand our global marketing and distribution efforts to address the range of markets and applications for our e-Business solutions. We plan to continue aggressive expansion of our international presence by adding direct sales personnel and increasing our indirect sales channels to fully capitalize on international market opportunities. We have opened sales offices in Hamburg, Germany; London, England; Paris, France; Singapore; and in Melbourne and Sydney, Australia and intend to continue our expansion throughout Europe, Asia and those regions where businesses and other institutional clients are using distributed networks and the Internet to create sales opportunities.

  Leverage Professional Services Capabilities. We have established successful relationships with our clients by serving as an advisor in developing and deploying e-Business applications. We are extending our direct professional services capabilities to provide an expanded set of services to address such areas as online business strategy, project management and application development. In addition, we offer similar high-quality professional services capabilities through third-party alliances and are currently focused on the development of relationships with VARs and Global/National systems integrators. By offering our clients a full range of professional services on a global basis, we believe we can broaden market awareness about the advantages of our e-Business solutions and create opportunities to sell new or enhanced products to clients.

Products

  Our integrated solution set includes an enterprise-class Internet application platform, tools for both business and technical managers to interact with customers through the Web site, our Vignette Syndication Server that is designed to enable businesses to create and manage Customer Chains and our recently announced Vignette Multi-Channel Server that is designed to enable businesses to personalize and automate customer communication using multiple media. The following table summarizes our current and future products:


          Category                           Features                        Shipment Dates
-------------------------------------------------------------------------------------------------
  Platforms
  . StoryServer 4           Designed to develop and manage e-Business   Available July 1998.
                            applications. Runs on Sun Solaris or        First version of
                            Windows NT servers and supports Oracle,     StoryServer shipped in
                            Sybase and Microsoft SQL databases.         January 1997.
  . Vignette Syndication    Designed to enable businesses to create and First version shipped in
    Server                  manage Customer Chains - the distribution   February 1999.
                            and resale of online products and services
                            through reseller, affiliate and partner Web
                            sites.
  . Vignette Multi-Channel  Designed to enable businesses to            Anticipated first half of
    Server                  personalize and automate communication with 2000.
                            their online customers using multiple
                            media, including telephone, pager, e-mail,
                            fax, Web, wireless, network printer, or
                            mail.
  Tools
  . Production Center       Designed for team-based project and content Shipped with StoryServer
                            management. Allows authors, managers,       4 in July 1998. First
                            editors, designers, developers and business version shipped in
                            to work collaboratively in the production   September 1997.
                            of their e-Business applications.
  . Business Center         Enables business managers to analyze and
                            report on Web site visitor demographics and Shipped with StoryServer
                            behavior data.                              4 in July 1998.
  . Development Center      A visual development tool designed to       Shipped with StoryServer
                            reduce the time to deploy critical Web      4 in April 1999.
                            business applications by simplifying
                            programming and permitting a wider range of
                            users to develop e-Business applications.


  Platforms

  StoryServer 4. StoryServer 4 is an e-Business software platform that enables our clients to create and manage customer relationships online. StoryServer 4 incorporates three key capabilities: advanced content management, lifecycle personalization and decision support. StoryServer 4 enables businesses to create and manage mission critical Internet applications that attract, engage and retain online customers. We believe that StoryServer 4 increases Web site visitor conversion rates and strengthens customer loyalty, resulting in higher Web-based revenues for our clients.

  Vignette Syndication Server. Vignette Syndication Server is designed to enable businesses to create and manage integrated Customer Chains. Vignette Syndication Server operates on the same platforms as StoryServer 4 and requires StoryServer 4 to syndicate content but not to receive content.

  Vignette Multi-Channel Server. In July 1999 in connection with our acquisition of Diffusion, Inc., a leader in multi-channel information delivery solutions, we announced the development of Vignette Multi-Channel Server. We plan to ship this product in the first half of 2000. Vignette Multi-Channel Server is designed to enable businesses to personalize and automate customer communication using multiple media.

  Tools

  Production Center. Production Center provides an environment for team-based project and content management by centralizing the elements of content application development and deployment. This tool allows authors, editors, designers, developers and business managers to work collaboratively. With Production Center, each type of user involved in content development and deployment is dedicated a different area of the desktop application.

  Business Center. Business Center enables business managers to analyze and report on visitor demographic and behavior data collected by StoryServer 4. This tool allows business managers to gain an in-depth understanding of the needs and preferences of their Web site visitors and customers. With this knowledge, managers can improve the design of and visitor interaction with the Web site, thereby increasing conversion rates and revenues.

  Development Center. Development Center is a visual environment for building Internet applications. Development Center is designed to reduce the time to deploy e-Business applications by simplifying programming and permitting a wider range of users to develop e-Business applications.

Vignette Professional Services

  The Vignette Professional Services, or VPS, organization is integral to our ability to provide our clients with an innovative and comprehensive e-Business solution. VPS has over 200 staff years of combined software project management experience. VPS helps clients plan, design and rapidly implement successful Internet businesses with innovative e-Business applications. VPS focuses its consulting services on influencing the client's ability to understand and build online relationships with their customers. The goals of the VPS organization are to mitigate client implementation risks, improve the time to market and integrity of the solution and provide competitive advantages to and share best practices with client project teams. We charge for our services on either a time and materials basis or on a fixed fee basis, and provide our services through our VPS practices in San Francisco, California; Austin, Texas; Boston, Massachusetts; New York, New York; Chicago, Illinois; Atlanta, Georgia; Bellevue, Washington; Denver, Colorado; London, England; Hamburg, Germany; Singapore; and Sydney, Australia.

  We currently offer our customers a broad spectrum of services across the design, implementation and ongoing support stages of an e-Business solution deployment including the following:

  .  strategic business consultation;

  .  needs analysis;

  .  architectural analysis and performance planning;

  .  project management;

  .  technical site design;

  .  development and deployment;

  .  software integration; and

  .  client education and training.

  In the design stage, VPS provides a variety of services that help ensure that the client and VPS understand the client's business objectives and determine the technical requirements of the e-Business solution implementation. In the implementation stage, we utilize our Site Development Methodology to ensure that the project is well managed. At this stage, VPS's extensive experience with Web site design reduces technical project risk and ensures proper integration of any third-party software. Finally, VPS offers comprehensive basic and advanced education and training to enable a client's internal team to seamlessly assume control over ongoing support of the Web site.

  The following graphic depicts the services that we provide during the three stages of a system deployment:

                             [GRAPHIC APPEARS HERE]

  We have established complementary relationships with several service partners including Agency.com, Andersen Consulting, Cambridge Technology Partners, CSC Consulting, debis Systemhaus, IBM, KPMG, Oracle, Perficient,
PricewaterhouseCoopers, Sapient, Scient, Viant Corporation and Web Connections, as well as a number of leading graphic design firms and other business integrators. These partners provide VPS with a substantial network of expertise, as well as the ability to lead large and complex projects and deliver a complete solution.

Clients

  To date, we have licensed versions of our products to over 390 clients. Our clients represent a broad spectrum of enterprises within diverse sectors, including financial services, health, education and government, media, retail, services, technology, telecommunications and entertainment.

  The following is a partial list of our clients that have purchased licenses and/or services from us and that we believe are representative of our overall client base.
Financial Services
Allianz
American Express
Bank One
Baan
Ceridian
Charles Schwab and Company
Chase Manhattan Bank
CheckFree
Citicorp
Egg Financial Services
First Chicago
First Union National
Interactive Investor International
Massachusetts Mutual Life Insurance
 Company
Merrill Lynch
Morningstar
The Mutual Life Insurance Company of
 New York
NASD
New York Life Insurance Company
PaineWebber
PeoplesBank
Postbank
PricewaterhouseCoopers
RBC Dominion (Royal Bank of Canada)
TheStreet.com
Zacks

Health, Education, and Government
American Medical Association
Asymetrix
City of San Carlos
Columbia University
The Family Education Co.
HealthPartners, Inc.
Kaplan Education Centers
Lifescape.com
National Cancer Institute
United Healthcare Services
USDA Graduate School

Media
Bertelsmann
The Bureau of National Affairs
CBS Broadcasting
CBS Sportsline
Chicago Tribune
City Online BV
CNET
Deseret News Publishing
Direct Medical Knowledge
E! Online
EHow, Inc.
Electronic Newsstand
Encyclopaedia Britannica
The E.W. Scripps, Co.
The Guardian
The Houston Chronicle
IDG Corporation
The Industry Standard
iVillage, Inc.
La Republica
Lycos
Mecklermedia Corporation
On Health Networks
Orlando Sentinel
Playboy Enterprises
Que Pasa.com
Road Runner Group
R.R. Donnelley & Sons
The Seattle Times
Simon & Schuster
Spiegel Online
StarMedia Network
Time Inc. New Media
Tribune Media Services
World Media Online
Ziff Davis Publishing

Retail
Amway Corporation
Beyond.com
Bookcraft
Brain.com
BuyDirect, Inc.
Checkout.com
Holiday Channel Santa.com
Inc.com
Lands' End
Living.com
Oakley
Stationary Office
Wherehouse Entertainment
Whole Foods

Services
American Business Information
Atevo
Browning-Ferris Services

Daimler Chrysler
Deutsche Post
DHL Worldwide Express
EDS
FedEx
Forrester Research
Hoover's
Intelliquest
Lufthansa Executive Network
PECO Energy
Preview Travel
Shell
The Trip.com
Volvo

Technology
Advanced Micro Devices
Bay Networks
Cendant Software Online Services
Compaq Computer Corporation
Emprise Corporation
Excite, Inc.
Headland Digital Media
Hewlett-Packard
I3S
Ingram Micro, Inc.
Juniper Networks
Motorola
National Semiconductor
Sabre Technology
Seagate Technology
Siebel Systems
Siemens Business Communication
 Systems
Sun Microsystems
Sybase
Tpuppy.com
Vantive
Xircom

Telecommunications
Ameritech
AT&T
British Telecom
Interpath
Nokia
Sonera
Sprint Corp.
Telstra
US West

Entertainment
Cablevision (CSC Holdings)
Children's Television Network
Hollywood Online
LAUNCH Media
Turner Entertainment Group


Case Studies

  The following case studies illustrate the issues faced by three representative clients in deploying e-Business applications, and the benefits derived from developing and deploying these applications using StoryServer.

  Online Travel Services Company

  A highly successful online travel services company selling an increasingly commoditized product faced intense competition from two large online competitors. The firm elected to focus its business on vacation travelers who make highly considered purchases and need value-added travel planning assistance before making purchasing decisions. To increase its revenue targets and customer conversion rates, the firm needed an e-Business solution that delivered interactive travel planning assistance to facilitate vacation purchases through its Web site. Such a system would have to handle a multi-million member customer base and support tens of thousands of personalized visitor sessions each day. In addition, to meet the firm's application goals, the system also would have to automatically integrate a series of travel-related resources licensed and syndicated from other Web sites, and integrate this content within the firm's travel planning application. An internally built system would have been too expensive, and most packaged solutions did not provide an application architecture that would accommodate the necessary content flexibility or deliver adequate system performance.

  The travel services firm deployed StoryServer and worked with VPS to launch a major new version of their Web site in less than six months. The firm was first to market with a Web-based vacation travel planning service that integrated syndicated travel guide content and delivered it as an integral part of their e-Business applications. The firm was immediately able to process significantly more visitor sessions because Web server utilization dropped from 90% to 10%. By reducing Web server utilization, the firm was able to delay significant planned hardware expenditures. StoryServer also enabled the firm to reduce its time to deployment for new versions of the travel planning application, creating significant advantages over its online competitors. The firm's marketing staff is now considering additional syndication arrangements to further increase the customer value of the travel planning application. StoryServer provided the company with an e-Business solution that significantly increased its customer conversion rates.

  Financial Services Company

  A major retail banking company planned an extensive Internet banking initiative in which the Internet would become a primary business channel for its retail customers. The bank's existing Web site was a simple system that allowed customers to check account balances and read information about its banking products. The bank needed to position the new version of its Web site as a daily financial gateway that would assist customers with loan selection, college planning, house purchases and managing personal stock portfolios. The problem was that the bank's existing Web systems were designed as either a means of delivering simple brochure content, or as Web-enabled front ends on top of its proprietary transaction systems. Neither of these systems by themselves could create an integrated advisory experience that would reasonably engage clients on a daily basis and allow the bank to better retain customers. The bank's new Web-based business required an Internet application platform that could deliver a set of highly interactive, content-rich applications to a large, diverse population of customers, and be managed on a real-time basis by the bank's marketing managers. The bank knew that its competitors were working on a similar project, and that time to market was critical in order to increase market share and establish itself as an Internet banking leader.

  The bank selected Vignette's StoryServer product as the strategic technology platform for the future of its relationship-based banking business on the Web. By engaging VPS, the bank was able to meet its application functional requirements and launch dates, going online within months of its investment in the Vignette solution. The bank's new Web site delivers a broad personal banking experience, offering planning tools for products and services ranging from money management to auto loans to insurance, as well as an individual investor portfolio management system. In addition, the Web site delivers a news and research section that syndicates daily investor information from the Dow Jones news service. The success of this venture recently resulted in the bank's new parent deciding to invest in another deployment of StoryServer for its next generation retail banking Web site due to be launched early next year.

  Worldwide Provider of News and Information

  A major news and information publishing company planned on entering the online regional communities business to compete with CitySearch and Microsoft's Sidewalk. The company's business plan called for a major regional Web site accompanied by up to 250 local community Web sites targeted to reach the local online communities. Existing technologies made delivering multiple online communities cost-prohibitive because the cost of producing and managing each new Web site outweighed the revenue potential. The company needed a platform that would enable it to rapidly and cost-effectively deliver new online services across dozens of regional Web sites, target local businesses as advertisers and let local community leaders as well as staff editors produce editorial content while controlling the overall production of each property at a central location. Likewise, the development team needed a highly scalable application architecture that would allow new online properties to be designed and deployed using reusable applications and content yet allow each online community Web site to uniquely interact with its visitors on topics of local interest.

  The client chose Vignette because StoryServer offered a complete end-to-end solution for hosting multiple Web sites from a single platform and content base, and automating content management so that the control over the production of each property was centralized. Using StoryServer, the company was able to build a broad base of advertising slots and maximize the revenue potential of each Web site without the expense of running each property individually. The production team now produces enhanced application functionality from a central location for the various Web sites. At the same time, community leaders retain control over their own presentation, navigation and content. As a result, the company has been able to increase its market share position for interactive community Web sites in its regions. It has rapidly deployed dozens of local properties, and established a fixed-cost business model that limits the growth in developer, producer and editor headcount required to support the opportunity.

Technology

  We believe our advanced technology enables our clients, partners and consultants to build, deliver and manage enterprise-class e-Business applications in less time, at lower cost and with better business results than existing alternatives.

  Product Architecture

  We believe that we have developed a unique architecture for meeting the technical demands of applications designed for e-Business. By emphasizing an application architecture based on content management, a lifecycle personalization model that effectively accommodates both Web customer acquisition and retention, and a patented design for scalable and high-performance Web page delivery, the Vignette solution provides an efficient architecture for clients to build and deploy scalable e-Business applications quickly and cost-effectively. We believe that this architecture also provides a strong foundation on which we can develop future products.

  Content Management. We have developed proprietary content management technology designed to manage the high volume of dynamic interactions that occur between many concurrent Web site visitors and the relationship management application. The content management system provides three key functions:

  . Content Abstraction Services. Allow application developers to build and deploy applications that can access and manage any type of content, such as relational data, flat files, or XML (Extensible Markup Language) data through a single Application Programming Interface, or API, model. This simplifies application development and significantly reduces time-to-deployment by uncoupling decisions about storage repositories and data formats from application logic and protects existing database repository investments. Our Development Center tool, a visual data modeling and drag-and-drop application builder tool, takes further advantage of these content abstraction services.

  . Automated Asset Management. Provides a broad set of functionality for managing and automating most tasks associated with managing content assets, including production team access control, asset-specific workflow, version control, launch and expiration scheduling, and visual project management.

  . Content Components. Greatly enhance the template-based approach to Internet application development. Components allow Internet applications to be built and operated in an object-oriented fashion, with components serving as the building blocks for dynamic assembly and adaptive navigation. Unlike other products that require complex programming to support interactivity, StoryServer 4 provides native support for interactive content components. This approach eliminates the problem of inflexible application structures associated with existing template-based dynamic architectures.

  Lifecycle Personalization. Our lifecycle personalization services are designed to help clients substantially increase their conversion rates and increase the lifetime value of the typical online customer by managing relationships through their complete lifecycle. These services, which are described below, enable clients to personalize Web experiences by adapting the site's presentation, navigation and content based on implicitly observed behavior and explicitly stated preferences as the relationship evolves over a number of interactions from anonymous visitor to well-known customer. We believe that our approach requires less time and effort to deploy and maintain, and requires substantially less investment in Web server hardware than competing alternatives.

  Our lifecycle personalization tools consist of five primary components, which when utilized in combination with content management functions, enable clients and partners to develop applications that are effective for both online customer acquisition and customer retention.

  . Presentation Agent for System Targeting. Automatically adapts the application's presentation to accommodate a new, anonymous visitor's environment to present content that is suited to the visitor's browser capabilities, operating system, and local language.

  . Matching Agent for Behavior Targeting. As a new visitor becomes familiar with the site, the Matching Agent uses observations about a visitor's behavior on the Web site to infer the visitor's interest and to adapt navigation and content to observed affinities. With the Matching Agent, businesses can implement targeted merchandising over the Web without requiring visitors to explicitly divulge information about themselves.

  . Recommendation Agent for Needs Targeting. The Recommendation Agent is utilized when visitors become sufficiently familiar with the site to facilitate targeted suggestions. The Recommendation Agent recommends content to a visitor that others with similar tastes found interesting.

  . Personal Pages for Customization. Useful at the well-known stage, the site can offer the capability for visitors to define personal pages that are explicitly tailored to their needs each time they return to the site.

  . Open Profiling Services. Open Profiling Services manage and populate a centralized repository of visitor profile and content information. This feature provides a visitor registry for storing visitor information, a content catalog for creating taxonomy of content on the Web site for use in personalization, and an Observation Manager that observes, tracks and records visitor behavior and preferences without impacting site performance.

  Syndication Services. The Vignette Syndication Server utilizes a proprietary set of technologies that allows customers to build online reseller channels through affiliate Web sites. Vignette Syndication Server allows the creation of these channels by using a logical set of content, or packages, business rules for governing affiliate relationships, or subscriptions, and automated remote management services for managing content within affiliate Web sites. These proprietary services have been based on the emerging Information and Content Exchange, or ICE, specification standard for content syndication, which is an XML-based specification being jointly developed by Vignette and over seventy other companies including Microsoft, Sun Microsystems and Adobe. None of the companies involved in the development of the ICE specification have any proprietary rights with respect to the technology. Although there is no obligation on the part of Vignette, the initial member of the authoring group, to continue developing ICE for the World Wide Web Consortium, or W3C, it is Vignette's intention to continue to assist in the development and use of the ICE protocol. We believe that by fostering the creation and adoption of an open standard for content syndication, and being the first company to provide proprietary value-added services in the delivery of a product that embodies these concepts, we will be able to quickly establish technology leadership in this arena.

  Multi-Channel Services. Vignette Multi-Channel Server is designed to extend the Web beyond the Web site. It will enhance e-Business applications with the ability to automatically reach out to the customer via e-mail, pager, telephones, and other communication media. An open architecture allows dynamic integration of new communication options, such as wireless Internet cell phones and palmtop organizers. Patented adapative reasoning technology within the server extends the Vignette platform with closed loop interaction that can be tailored based on customer profile as well as target device characteristics. Communication initiated by the server, as well as responses by the customer, can be monitored and tracked. Vignette Multi-Channel Server originated from technology obtained through the acquisition of Diffusion. Development efforts are currently underway to more fully integrate this technology into the Vignette platform.

  Scalability and Performance

  We believe that one of our key technological strengths is StoryServer 4's ability to deliver industry-leading Web page delivery performance and scalability while running on low-cost Web server hardware. Internet applications that are built with competing products that dynamically generate Web pages can be significantly slower (depending on the server configuration) than first generation static Web sites. This degrades the overall Web site experience for the site visitor, lowers the visitor's interest in returning to the Web site, reduces the client's ability to handle large visitor traffic volumes, and creates a requirement for the client to significantly increase Web server capital equipment expenditures.

  StoryServer 4's ability to deliver unique performance characteristics is achieved using three techniques:

  . A patented caching mechanism is integrated with the product's content component architecture and allows applications to deliver dynamically generated and personalized Web pages at speeds nearly equivalent to the performance of static Web page delivery.

  . Integration of this patented caching mechanism with our personalization technologies, so highly personalized Web pages can be delivered without the cost and real-time delay of significant transactional computation required by other solutions attempting to offer personalization capabilities.

  . The ability to distribute server-side application components of the platform product across multiple physical Web servers allows high-end sites to scale up performance and gain increased system availability as a result.

  Adherence to Industry Standards

  We have invested significant resources in developing our architecture to comply with widely accepted commercial software industry standards for building large scale Internet applications. Our products use SQL (Structured Query Language) for accessing RDBMSs (Relational Database Management Systems), HTTP (Hypertext Transfer Protocol) for Internet access, NSAPI (Netscape Application Programming Interface) for access to Netscape's Internet servers, ISAPI (Information Server Application Programming Interface) for access to Microsoft's Internet servers, and XML for representing and processing content. Adherence to these industry standards provides compatibility with existing applications, enables ease of modification and reduces the need for software to be rewritten, thus protecting the client's investment. Furthermore, our products can be operated in conjunction with RDBMSs provided by Oracle, Microsoft or Sybase, utilizing their native, high-performance interfaces.

  We have focused our investments in particular on developing our architecture to comply with XML, a recently approved standard for data representation being adopted by the industry. Software systems that are XML-compliant provide customers with the ability to reduce application development time, easily integrate with legacy enterprise systems, and build applications that span the business processes of the company, its suppliers, distributors and customers. We believe that our rapid adoption of XML and our leadership position in building applications based on XML will allow us to further our technology leadership as this standard becomes the de facto data representation model for enterprise applications delivery. Specifically, we first introduced XML services in the 3.2 release of StoryServer and built our Vignette Syndication Server on top of an XML-based protocol known as ICE. We continue to invest in XML technologies and participate as a member of the W3C standards committee, with representation on the W3C Advisory Committee.

  We develop most of our software in Java or C++, two widely accepted standard programming languages for developing object-oriented applications. We choose whichever language is best suited to the requirements of a particular component.

Research and Development

  We have made substantial investments in research and development through both internal development and technology acquisitions. Although we plan to continue to evaluate externally developed technologies for integration into our product lines, we expect that most enhancements to existing and new products will be developed internally.

  The majority of our research and development activity has been directed towards feature extensions to our family of products. This development consists primarily of adding new competitive product features and additional tools and products as we expand into new markets.

  Our research and development expenditures, including the write-off of acquired in-process research and development, for fiscal 1996, 1997 and 1998 and for the nine months ended September 30, 1999 were approximately $2.8 million, $2.9 million, $9.1 million and $25.4 million, respectively. We expect that we will continue to commit significant resources to research and development in the future. All research and development expenses have been expensed as incurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The market for our products and services is characterized by rapid technological change, frequent new product introductions and enhancements, evolving industry standards, and rapidly changing customer requirements. The introduction of products incorporating new technologies and the emergence of new industry standards could render existing products obsolete and unmarketable. Our future success will depend in part on our ability to anticipate changes, enhance our current products, develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of our customers. See "Risk Factors--Risks Related to Our Business--If We are Unable to Meet the Rapid Changes in e-Business Technology Our Existing Products Could Become Obsolete."

Sales and Marketing

  We market our products primarily through our direct sales force and also intend to expand our indirect sales through additional relationships with systems integrators, VARs and OEMs. We generate leads from a variety of sources, including businesses seeking partners to develop interactive marketing and selling applications. Initial sales activities typically include a demonstration of our product capabilities followed by one or more detailed technical reviews. As of September 30, 1999, the direct sales force consisted of 96 sales executives and support personnel.

  We seek to establish partnerships with major industry vendors that will add value to our products and expand distribution opportunities. We also pursue marketing agreements with premier content authoring vendors, site usage analysis vendors and vertically aligned Web server vendors.

  We use a variety of marketing programs to build market awareness of Vignette, our brand name and our products, as well as to attract potential clients for our products. A broad mix of programs are used to accomplish these goals, including market research, product and strategy updates with industry analysts, public relations activities, direct mail and relationship marketing programs, seminars, trade shows, speaking engagements and Web site marketing. Our marketing organization also produces marketing materials in support of sales to prospective clients that include brochures, data sheets, white papers, presentations and demonstrations.

Strategic Alliances

  A critical element of our sales strategy is to establish strategic alliances to assist us in marketing, selling and developing customer applications, as well as to increase product interoperability within the industry. This approach is intended to increase the number of personnel available to perform application design and development services for our clients and provide additional marketing expertise and technical expertise in certain vertical industry segments. These alliances fall into four categories: (a) the Information & Content Exchange alliance, (b) platform alliances, (c) e-commerce and technology alliances and (d) design alliances.

  Information and Content Exchange Alliance. To facilitate the adoption of Web-based content syndication technologies in the marketplace, we co-founded the ICE working group to create an industry-standard protocol for enabling cross-Website syndication capabilities. In January 1998, we formed the ICE Authoring Group comprising 12 additional companies: Adobe, CNET, Firefly, Hollinger International, Microsoft, National Semiconductor, Net Perceptions, News Internet Services, Preview Travel, Sun Microsystems (JavaSoft), Tribune Media Services and Ziff Davis. In support of this protocol creation, we have also co-founded the ICE Advisory Council comprising over 70 companies that provide input and feedback to the Authoring Group during the creation of the protocol.

  Platform Alliances. To ensure that our products are based on industry standards and take advantage of current and emerging technologies, we emphasize strategic platform alliances. The benefits of this approach include enabling us to focus on our core competencies, reducing time to market and simplifying the task of designing and developing applications by both Vignette and our customers. Key strategic platform alliances to date have included strategic relationships with IBM, provider of industry-leading e-Business software; Sun Microsystems, developer of the Java language; Oracle and Sybase, providers of industry-standard relational databases; and Hewlett-Packard, a leading Internet server hardware manufacturer.

  e-Commerce and Technology Alliances. To assure that our products are compatible with the latest e-commerce and technology trends, we have formed alliances with many of the leading companies serving the Web. Vignette and its partners exchange marketing and sales information, sales leads, and technology integration practices. Our e-commerce and technology alliance categories include: e-commerce transactions; ad management; site traffic management; multi-lingual site support and translations; personalization; operations management; security; information architecture and navigation; high value content loading and maintenance and building online communities. Representative alliance partners include Vitessa for e-commerce transactions, BizRate.com for consumer reporting and iSyndicate for Web content syndication.

  Design Alliances. Our prospective customers often retain the services of Web design firms. These companies' primary business is to provide design services rather than software resale. However, many are regarded as thought leaders in the field and have influence over technology choices for the customer. We have established relationships with 36 of these design firms.

  Our strategy is to establish additional alliances as new technologies and standards emerge, although no assurance can be given that we will be successful in establishing such alliances.

Competition

  The market for our products is intensely competitive, subject to rapid technological change and significantly affected by new product introductions and other market activities of industry participants. We expect competition to persist and intensify in the future. We have three primary sources of competition: in-house development efforts by potential clients or partners; other vendors of software that directly address e-Business solutions, such as BroadVision; and developers of point solution software that address only certain technology components of e-Business solutions (e.g., content management), such as Interwoven.

  Many of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors have wider name recognition and more extensive customer bases that could be leveraged, thereby gaining market share to our detriment. Such competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies, and offer more attractive terms to purchasers than we can. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

  Such competition could materially and adversely affect our ability to obtain revenues from either license or service fees from new or existing customers on terms favorable to us. Further, competitive pressures may require us to reduce the price of our software. In either case, our business, operating results and financial condition would be materially and adversely affected. There can be no assurance that we will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on our business, financial condition and operating results. See "Risk Factors--Risks Related to Our Business--We Face Intense Competition for e-Business Software Which Could Make it Difficult to Acquire and Retain Clients Now and in the Future."

Proprietary Rights and Licensing

  Our success and ability to compete is dependent on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing on the proprietary rights of others. We rely on a combination of patent, trademark, trade secret, and copyright law and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection for our technology. We presently own two patents and have two patent applications pending in the United States. We have one registered trademark in the United States, seven pending trademark applications in the United States, six registered trademarks in foreign countries, and 38 pending trademark applications in foreign countries. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. We license our software pursuant to signed license or "shrinkwrap" agreements, which impose certain restrictions on the licensee's ability to utilize the software. Finally, we seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our source code. Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product developments and enhancements to existing products are more important than the various legal protections of our technology to establishing and maintaining a technology leadership position.

  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and while we are unable to determine the extent to which piracy of our software exists, software piracy can be expected to be a persistent problem. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. However, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Any such resulting litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Any failure by us to meaningfully protect our property could have a material adverse effect on our business, operating results and financial condition.

  To date, we have not been notified that our products infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement with respect to our current or future products. We expect that developers of Web-based commerce software products will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and as the functionality of products in different segments of the software industry increasingly overlaps. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. A successful claim of product infringement against us and our failure or inability to license the infringed technology or develop or license technology with comparable functionality could have a material adverse effect on our business, financial condition and operating results. See "Risk Factors--Risks Related to Our Business--Our Business is Based on Our Intellectual Property and We Could Incur Substantial Costs Defending Our Intellectual Property From Infringement or a Claim of Infringement."

  We integrate third-party software into our products. This third-party software may not continue to be available on commercially reasonable terms. We license RSA BSAFE software under a perpetual license agreement for security functionality in our StoryServer software. We license software from Net Perceptions for certain personalization functionality in our StoryServer software. We license the Autonomy KnowledgeBuilder product for the development of certain concept and keyword search functionality. The agreement expires in October 2001, but it is renewed automatically for successive one-year terms unless one party gives six months notice prior to the renewal date. We license the Vitessa Internet Product Code and related technology for product identification and related functions in an e-commerce environment. The agreement continues in force indefinitely, but may be terminated for any reason upon 90 days notice, provided such termination may not occur before October 2002. In addition, we license RogueWave Software to provide embedded low-level C++ utility functions in its software under a perpetual license agreement accompanied by annual maintenance renewals. If we cannot maintain licenses to this third-party software, shipments of our products could be delayed until equivalent software could be developed or licensed and integrated into our products, which could materially adversely affect our business, operating results and financial condition.

Employees

  As of September 30, 1999, we had a total of 542 employees. Of the total employees, 136 were in engineering, 169 in sales and marketing, 175 in professional services and 62 in finance and administration. Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. From time to time we also employ independent contractors to support our professional services, product development, sales, marketing and business development organizations. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe our relations with our employees are good.

Properties

  Our headquarters are currently located in a leased facility in Austin, Texas, consisting of approximately 97,000 square feet under a five-year lease with expansion options. We have also leased offices in Alexandria, Virginia; Atlanta, Georgia; Bellevue, Washington; Bethesda, Maryland; Boston, Massachusetts; Chicago, Illinois; Dallas, Texas; Denver, Colorado; Fairfax, Virginia; Mountain View, California; Newport Beach, California; New York, New York; Oakbrook, Illinois; Redwood City, California; San Mateo, California; Valencia, California; Hamburg, Germany; London, England; Paris, France; Singapore; and Melbourne and Sydney, Australia.

Legal Proceedings

  We are not a party to any material legal proceedings.

                                  MANAGEMENT

Executive Officers and Directors

  The following table sets forth certain information regarding the executive officers and directors of Vignette as of October 31, 1999.

Name                        Age Position
----                        --- --------
Gregory A. Peters..........  39 Chief Executive Officer, President, and Director
William R. Daniel..........  43 Senior Vice President, Products
Joel G. Katz...............  36 Chief Financial Officer and Secretary
Calvin B. Killen...........  48 Senior Vice President, Engineering
Philip C. Powers...........  41 Senior Vice President, Professional Services
Richard L. Schwartz........  45 Vice President, Emerging Technology
Michael J. Vollman.........  42 Senior Vice President, Sales and Services
Robert E. Davoli(2)........  51 Director
Joseph A. Marengi..........  46 Director
Steven G. Papermaster(1)...  41 Director
John D. Thornton(1)(2).....  34 Director

--------
(1) Member of Audit Committee
(2)Member of Compensation Committee

  Gregory A. Peters has served as our Chief Executive Officer and President and as a director since June 1998. From October 1997 to May 1998, Mr. Peters served as Chief Executive Officer and President of Logic Works, Inc., a software company. Mr. Peters joined Logic Works as Chief Financial Officer and Executive Vice President, Finance and Operations in August 1996 and served as Acting President and Chief Executive Officer from April 1997 to October 1997. From April 1994 to August 1996, Mr. Peters served as Chief Financial Officer, Treasurer and Senior Vice President, and from 1992 to March 1994, as Controller and Treasurer, at Micrografx, Inc., a Windows-based graphics software company. From 1990 to 1992, Mr. Peters held various financial positions at DSC Communications Corporation, a telecommunications company. Mr. Peters is a Certified Public Accountant and received his Bachelor of Arts degree in Business Administration from Rhodes College in Memphis, Tennessee.

  William R. Daniel has served as our Senior Vice President, Products since September 1999. From November 1998 to August 1999, he served as our Vice President, Business Development. From August 1995 to May 1998, Mr. Daniel served as President, Chief Operating Officer, and was a co-founder of Wallop Software, Inc., a provider of web application development and assembly solutions. From June 1988 until July 1995, he served as Chief Operating Officer and Senior Vice President with Datis Corporation (acquired by HCIA, Inc. in 1995), a healthcare information provider. Mr. Daniel received a Bachelor of Arts degree in Engineering Sciences with honors from Dartmouth College and a Masters of Business Administration degree in finance with honors from the Haas School of Business at the University of California, Berkeley.

  Joel G. Katz has served as our Chief Financial Officer and Secretary since April 1999. From December 1990 to April 1999, Mr. Katz served as Chief Financial Officer and Secretary of Harbinger Corporation, an e-commerce software and services company. From December 1985 to December 1990, Mr. Katz held various financial positions at Arthur Andersen, a professional services organization, where he was a certified public accountant. Mr. Katz received his Bachelor of Business Administration in Accounting with honors from the University of Georgia.

  Calvin B. Killen has served as our Senior Vice President, Engineering since August 1999. From 1974 to August 1999, Mr. Killen held various positions at IBM. From 1992 to 1996 he was Director of AIX Development and from 1996 to 1999 he was Vice President of Development, Distribution and Industrial Sectors. Mr. Killen received a Bachelor of Science in Engineering and a Master of Science in Engineering from Purdue University.

  Philip C. Powers has served as our Senior Vice President, Professional Services since September 1999 and as our Vice President, Professional Services from August 1998 to September 1999. From February 1997 to August 1998 he served as Vice President, Worldwide Professional Services at Tivoli Systems, Inc., a client/server software company. From January 1981 to February 1997 he held several management roles at IBM which most recently included Director of Worldwide Channel Marketing for IBM's software group and Director of Worldwide Marketing, LAN systems for IBM's personal software products division. Mr. Powers received a Bachelor of Arts in Marketing and Business Management from the University of Dayton.

  Richard L. Schwartz has served as our Vice President, Emerging Technology since July 1999. From October 1995 to June 1999, Mr. Schwartz held several management roles, which most recently included Chairman and Chief Technology Officer, at Diffusion, Inc., an Internet-based customer relationship management company acquired by Vignette. Prior to that, he was Senior Vice President and Chief Technology Officer of Borland, International. Mr. Schwartz is co-creator of the Paradox database application, and co-founder of Ansa Software, acquired by Borland International in 1987. He was a Senior Computer Scientist at SRI International prior to starting Ansa Software. Mr. Schwartz holds a Ph.D in Computer Science from the University of California, Los Angeles.

  Michael J. Vollman has served as our Senior Vice President, Sales and Services since September 1999, our Vice President, North American Sales and Professional Services from September 1998 to August 1999, and our Vice President, North American Operations from April 1998 to August 1998. Mr. Vollman joined Vignette in February 1998 as Vice President, Professional Services and served in that capacity until April 1998. From February 1997 to February 1998, Mr. Vollman served as Practice Director within the Central Region Consulting Business for Oracle Corporation, an enterprise database company. From June 1985 to February 1997, he served in various account leadership and business development roles for Electronic Data Systems, an information technology services company. He received a Bachelor of Science degree in Computer Science from Lawrence Technological University and a Master of Business Administration in Marketing from the University of Michigan.

  Robert E. Davoli has served as a director of Vignette since February 1996. Mr. Davoli has served as General Partner of Sigma Partners, a venture capital firm, since January 1995. He served as President and Chief Executive Officer of Epoch Systems, a client-server software company, from February 1993 to September 1994. From May 1986 through June 1992, Mr. Davoli was the President and Chief Executive Officer of SQL Solutions, a relational database management systems consulting and tools company that he founded and sold to Sybase, Inc. in January 1990. He is a director of ISS Group, Inc., a network security software company, which is publicly held, and he serves as a director of several privately held companies. Mr. Davoli received a Bachelor of Arts in History from Ricker College.

  Joseph A. Marengi has served as director of Vignette since July 1999. Mr. Marengi, who is a Senior Vice President with Dell Computer Corporation reporting to the Office of the Chief Executive Officer, is responsible for the Dell Americas units serving enterprise, large corporate and medium-sized business customers. Prior to joining Dell in July 1997, Mr. Marengi worked with Novell, Inc., most recently serving as President and Chief Operating Officer. He joined Novell in 1989, beginning as director of the Eastern region and moving through successive promotions to become executive vice president of worldwide sales and field operations. Mr. Marengi received a Bachelor of Arts in Public Administration from the University of Massachusetts, Boston, and a master's degree in Management from the University of Southern California.

  Steven G. Papermaster has served as a director of Vignette since September 1998. Mr. Papermaster has served as the Chairman of Powershift Group, a technology venture development group, since 1996. He is also Chairman of Perficient, Inc., a provider of professional services to Internet software companies, as well as a director of several privately held companies.
Mr. Papermaster was the Founder, Chairman and Chief Executive Officer of BSG Corporation, a system integration company, from 1987 to 1996. Mr. Papermaster also founded Enterprise Technology Institute in 1990. He received his Bachelor of Arts in Finance from the University of Texas at Austin.

  John D. Thornton has served as a director of Vignette since February 1996. Mr. Thornton is a General Partner of Austin Ventures, a venture capital firm, where he has been employed since 1991. Mr. Thornton serves as a director of Garden.com, an e-commerce gardening company, MetaSolv Software, Inc., a telecommunications software company, and Mission Critical Software, an enterprise software company, as well as several privately held companies. He joined Austin Ventures from McKinsey & Co., where he served clients in the United States and Europe. He received a Bachelor of Arts with honors from Trinity University and a Master of Business Administration from the Stanford Graduate School of Business.

Board of Directors

  We currently have authorized seven directors. The terms of the office of the Board of Directors are divided into three classes: Class I, whose term will expire at the annual meeting of the stockholders to be held in 2000; Class II, whose term will expire at the annual meeting of stockholders to be held in 2001; and Class III, whose term will expire at the annual meeting of the stockholders to be held in 2002. The Class I directors are Joseph A. Marengi and Steven G. Papermaster, the Class II director is Robert E. Davoli, and the Class III directors are Gregory A. Peters and John D. Thornton. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. This classification of the Board of Directors may have the effect of delaying or preventing changes in control or management of Vignette. Each officer serves at the discretion of the Board of Directors. There are no family relationships among any of our directors or officers.

  Board Committees. The Audit Committee consists of Mr. Papermaster and Mr. Thornton. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent accountants, reviews the results and scope of audit and other services provided by our independent accountants and reviews and evaluates our audit and control functions. The Compensation Committee consists of Mr. Davoli and Mr. Thornton. The Compensation Committee makes recommendations regarding our stock plans and makes decisions concerning salaries and incentive compensation for our employees.

  Director Compensation. Directors currently do not receive any cash compensation from Vignette for their services as members of the Board of Directors, although members are reimbursed for actual and reasonable out of pocket expenses in connection with attendance at Board of Directors and Committee meetings. Directors are eligible to participate in our stock plans, and beginning in 1998, non-employee and employee directors will also be able to participate in our 1999 Equity Incentive Plan and non-employee directors will receive periodic option grants under our 1999 Non-Employee Director Stock Option Plan. In August 1998, Mr. Papermaster was granted an option to purchase 98,372 shares of our common stock at an exercise price of $2.42 per share subject to a four year vesting schedule in connection with his appointment to the Board. In August 1999, Mr. Marengi was granted a fully vested option to purchase 50,000 shares of our common stock at an exercise price of $24.00 under our 1999 Equity Incentive Plan. See "--Employee Benefit Plans."

Compensation Committee Interlocks and Insider Participation

  None of the members of the Compensation Committee is currently or has been, at any time since the formation of Vignette, an officer or employee of Vignette. No member of the Compensation Committee serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Executive Compensation

  The following table sets forth information with respect to compensation for the fiscal year ended December 31, 1998 paid by us for services by our Chief Executive Officer and our five other highest-paid executive officers whose total salary and bonus for such fiscal year exceeded $100,000, collectively referred to below as the Named Executive Officers:

                                                   Long-Term
                                                  Compensation
                                              --------------------
                                                     Awards
                                              --------------------
                         Annual Compensation
                         -------------------- Number of Securities      Other
                           Salary     Bonus    Underlying Options  Compensation(2)
                         ---------- --------- -------------------- ---------------
Gregory A. Peters....... $   93,558 $  18,750      2,336,742           $22,298
 President and Chief
  Executive Officer(1)

Michael J. Vollman......    117,404    86,250        769,438            61,304
 Senior Vice President,
  Sales and Services

Ross B. Garber..........    130,000    38,844        407,658               227
 Former Chairman of the
  Board(1)

Neil Webber.............    120,000    23,094         98,372               251
 Former Chief Technology
  Officer

Sherry A. Atherton......    124,062    20,000        134,496               263
 Former Vice President,
  Engineering

Peter T. Klante.........     81,731    17,500        413,580            44,249
 Former Vice President,
  Marketing

--------
(1) Mr. Garber served as Chief Executive Officer of Vignette until June 1998. Mr. Peters became President and Chief Executive Officer effective June 1998 at an annual salary of $175,000.

(2) Includes cost of term life insurance and relocation expenses. The amount for Mr. Peters includes $22,067 in relocation expenses. The amount for Mr. Vollman includes $60,893 in relocation expenses. The amount for Mr. Klante includes $44,073 in relocation expenses.

Option Grants in Last Fiscal Year

  The following table sets forth each grant of stock options during the fiscal year ended December 31, 1998 to each of the Named Executive Officers. No stock appreciation rights were granted during such fiscal year.

                                      Individual Grants
                         ---------------------------------------------
                                                                           Potential
                                                                       Realizable Value
                                                                       at Assumed Annual
                                     Percent of                         Rates of Stock
                         Number of  Total Options                            Price
                         Securities  Granted to                        Appreciation for
                         Underlying Employees in  Exercise               Option Term(4)
                          Options      Fiscal     Price(3)  Expiration -----------------
                         Granted(1)    1998(2)    ($/share)    Date       5%       10%
                         ---------- ------------- --------  ---------- -------- --------
Gregory A. Peters.......   941,354       8.27%     $0.54      5/31/06  $238,723 $571,784
                         1,395,388      12.26       0.54      5/31/06   353,864  847,566
Michael J. Vollman......   413,582       3.63       0.11      2/11/06    21,077   50,483
                           137,860       1.21       0.11      4/20/06     7,026   16,828
                           119,626       1.05       1.78       8/2/06   101,606  243,364
                            98,372       0.86       3.18     12/20/06   149,205  357,372
Ross B. Garber..........   407,658       3.58       0.11      3/31/06    20,775   49,760
Neil Webber.............    98,372       0.86       0.11      3/31/06     5,013   12,008
Sherry A. Atherton......   134,496       1.18       0.11      4/20/06     6,854   16,417
Peter T. Klante.........   413,580       3.63       0.11      4/20/06    21,077   50,483

--------
(1) Each of the options listed in the table is immediately exercisable. The shares purchasable thereunder are subject to repurchase by Vignette at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. The repurchase right lapses and the optionee vests as to 25% of the option shares upon completion of one year of service from the date of grant and the balance in a series of equal quarterly installments over the next three years of service thereafter. The option shares will vest upon an acquisition of Vignette by merger or asset sale, unless our repurchase right with respect to the unvested option shares is transferred to the acquiring entity. The option shares will also vest should the optionee's employment or service be involuntarily terminated within 18 months following an acquisition of Vignette by merger or asset sale. Each of the options has an eight year term, subject to earlier termination in the event of the optionee's cessation of service with Vignette.

(2) Based on options to purchase an aggregate of 11,706,468 shares granted to our employees under the 1995 Stock Option/Stock Issuance Plan during the 12 months ended December 31, 1998.

(3) The exercise price was equal to the fair market value of our common stock as valued by the Board of Directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. We may also finance the option exercise by lending the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise.

(4) The potential realizable value is calculated based on the term of the option at the time of grant (eight years). Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

Option Values

  The following table sets forth for each of the Named Executive Officers options exercised and the number and value of securities underlying unexercised options that are held by the Named Executive Officers as of December 31, 1998.

                                                Number of
                                                Securities         Value of
                                                Underlying       Unexercised
                                               Unexercised       In-the-Money
                                                Options at        Options at
                      Number of                December 31,      December 31,
                       Shares                    1998(2)           1998(3)
                     Acquired on    Value    ---------------- ------------------
                      Exercise   Realized(1) Vested Unvested  Vested  Unvested
                     ----------- ----------- ------ --------- ------ -----------
Gregory A. Peters..        --          --     --    2,336,742  --    $20,957,913
Michael J. Vollman.    551,442     $95,295    --      217,998  --      1,545,674
Ross B. Garber.....    407,658      70,448    --          --   --            --
Neil Webber........        --          --     --       98,372  --        924,034
Sherry A. Atherton.    134,496      23,242    --          --   --            --
Peter T. Klante....    413,580      71,471    --          --   --            --

--------
(1) Equal to the fair market value of the purchased shares on the option exercise date, less the exercise price paid for such shares.
(2) The options are immediately exercisable for all the option shares, but any shares purchased under those options will be subject to repurchase by Vignette, at the original exercise price paid per share, upon the optionee's cessation of service with Vignette, prior to the vesting in such shares. The heading "Vested" refers to shares no longer subject to repurchase; the heading "Unvested" refers to shares subject to repurchase as of December 31, 1998.
(3) Based on a price of $9.50 per share less the exercise price payable for such shares.

Change of Control and Involuntary Termination Arrangements

  The compensation committee of the Board of Directors, as the administrator of the 1999 Equity Incentive Plan, can provide for accelerated vesting of the shares of common stock subject to outstanding options held by any executive officer or director of Vignette in connection with certain changes in control of Vignette. The accelerated vesting may be conditioned on the termination of the individual's employment following the change in control event. We entered into an agreement with Mr. Peters, our President and Chief Executive Officer, as of April 30, 1998, which provides that Mr. Peters will be paid a salary of $175,000 and will be eligible for a bonus of $75,000. We agreed to pay Mr. Peters' relocation expenses up to $75,000 plus the taxes that would be due. The agreement also provides that Mr. Peters will receive a severance payment in the amount of six months of base salary if Mr. Peters' employment is involuntarily terminated without cause and one year of base salary plus target bonus if Mr. Peters' employment is involuntarily terminated without cause following certain changes in control of Vignette. If Mr. Peters' employment is involuntarily terminated following certain changes in control of Vignette, the letter agreement provides that his option share vesting will accelerate as if he had remained employed for two additional years. However, if a change in control occurs at a price per share higher than $9.50 per share, then Mr. Peters will fully vest in his option shares. In addition, Mr. Katz, our Chief Financial Officer, Mr. Killen, our Senior Vice President of Engineering, and Mr. Schwartz, our Vice President, Emerging Technology, are each entitled to a severance payment in the amount of six months of base salary if the officer's employment is involuntarily terminated without cause.

Executive Bonus Plan

  We have adopted a bonus program pursuant to which selected officers and other full-time employees are eligible for annual cash bonuses based upon Vignette achieving specified objectives. For 1999, an officer's target bonus will be awarded based upon Vignette achieving revenue targets. For Mr. Peters, the 1999 bonus will be awarded based on Vignette meeting customer bookings targets and other objectives to be determined by the compensation committee of the Board of Directors. For sales employees, bonuses are based on customer bookings and operating margin objectives.

Employee Benefit Plans

  1999 Equity Incentive Plan

  Our 1999 Equity Incentive Plan was adopted by the Board of Directors on September 9, 1998 and subsequently approved by our stockholders. We have reserved 2,000,000 shares of common stock for issuance under the 1999 Equity Incentive Plan. Any shares not yet issued under our 1995 Stock Option/Stock Issuance Plan as of February 18, 1999, the date of the initial public offering, are available for grant under the 1999 Equity Incentive Plan. As of January 1 of each year, commencing with the year 2000, the number of shares reserved for issuance under the 1999 Equity Incentive Plan will be increased automatically by 5% of the total number of shares of common stock then outstanding or, if less, by 3,934,940 shares. As of September 30, 1999, 879,756 options had been granted under the 1999 Equity Incentive Plan. Under the 1999 Equity Incentive Plan, the eligible individuals are: employees, non-employee members of the Board of Directors and consultants. The types of awards that may be made under the 1999 Equity Incentive Plan are options to purchase shares of common stock, stock appreciation rights, restricted shares and stock units. Options may be incentive stock options that qualify for favorable tax treatment for the optionee under Section 422 of the Internal Revenue Code of 1986 or nonstatutory stock options not designed to qualify for such favorable tax treatment. With limited restrictions, if shares awarded under the 1999 Equity Incentive Plan or the 1995 Stock Option/Stock Issuance Plan are forfeited, then those shares will again become available for new awards under the 1999 Equity Incentive Plan.

  The compensation committee of our Board of Directors administers the 1999 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to the interpretation and operation of the 1999 Equity Incentive Plan, including the discretion to determine which eligible individuals are to receive any award, determine the type, number, vesting requirements and other features and conditions of each award.

  The exercise price for incentive stock options granted under the 1999 Equity Incentive Plan may not be less than 100% of the fair market value of the common stock on the option grant date. The exercise price for non-qualified options granted under the 1999 Equity Incentive Plan may not be less than 85% of the fair market value of the common stock on the option grant date. The exercise price may be paid in cash or in outstanding shares of common stock. The exercise price may also be paid by using a cashless exercise method, a pledge of shares to a broker or promissory note. The purchase price for newly issued restricted shares awarded under the 1999 Equity Incentive Plan may be paid in cash, by promissory note or the rendering of past or future services.

  The committee may reprice options and may modify, extend or assume outstanding options and stock appreciation rights. The committee may accept the cancellation of outstanding options or stock appreciation rights in return for the grant of new options or stock appreciation rights. The new option or right may have the same or a different number of shares and the same or a different exercise price.

  Upon certain defined events causing a change in control of Vignette, an option or other award under the 1999 Equity Incentive Plan will become fully exercisable or fully vested if the option or award is not assumed by the surviving corporation or its parent or if the surviving corporation or its parent does not substitute another award on substantially the same terms. An option or award will become fully exercisable or fully vested if the holder's employment or service is involuntarily terminated within 18 months following the change in control. Change in control includes:

  . a merger or consolidation of Vignette after which Vignette's then current stockholders own less than 50% of the surviving corporation,

  .  sale of all or substantially all of the assets of Vignette,

  . a proxy contest that results in replacement of more than one-third of the Board of Directors over a 24-month period or

  . an acquisition of 50% or more of Vignette's outstanding stock by a person other than by a person related to Vignette, such as a corporation owned by the stockholders of Vignette.

  In the event of a merger or other reorganization, the agreement of merger or reorganization may provide that outstanding options and other awards under the 1999 Equity Incentive Plan shall be assumed by the surviving corporation or its parent, shall be continued by us if we are a surviving corporation, shall have accelerated vesting and then expire early, or shall be cancelled for a cash payment.

  The Board may amend or terminate the 1999 Equity Incentive Plan at any time. If the Board amends the plan, stockholder approval of the amendment will be sought only if required by an applicable law. The 1999 Equity Incentive Plan will continue in effect indefinitely unless the Board decides to terminate the plan earlier.

  Employee Stock Purchase Plan

  The Board of Directors adopted our Employee Stock Purchase Plan on September 9, 1998, and our stockholders approved the adoption of the plan. We have reserved 1,500,000 shares of common stock for issuance under the Employee Stock Purchase Plan. As of January 1 of each year, the number of shares reserved for issuance under the Employee Stock Purchase Plan will be increased automatically by 2% of the total number of shares of common stock outstanding or, if less, 1,500,000 shares. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. Two overlapping offering periods each with a duration of 24 months will commence on February 25 and August 25 of each calendar year. Purchases of common stock will occur on February 24 and August 24 of each calendar year during an offering period. The Employee Stock Purchase Plan will be administered by the compensation committee of the Board of Directors. Each of our employees is eligible to participate if he or she is employed by us for at least 20 hours per week and for more than five months per year.

  The Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of the employee's cash compensation. The initial period during which payroll deductions will be accumulated began on the effective date of our initial public offering and ended on August 24, 1999. No more than 4,000 shares may be purchased on any purchase date. The price of each share of common stock purchased under the Employee Stock Purchase Plan will be 85% of the lower of (A) the fair market value per share of common stock on the date immediately before the first date of the applicable offering period or (B) the fair market value per share of common stock on the purchase date. Employees may end their participation in the Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with Vignette.

  In the event of a change in control of Vignette, the Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. The Board of Directors may amend or terminate the Employee Stock Purchase Plan at any time. If the Board increases the number of shares of common stock reserved for issuance under the Employee Stock Purchase Plan, it must seek the approval of our stockholders.

  1999 Non-Employee Director Option Plan

  Our 1999 Non-Employee Director Option Plan was adopted by the Board of Directors on September 9, 1998, and our stockholders approved the adoption of the plan. Under the 1999 Non-Employee Director Option Plan, non-employee members of the Board of Directors will be eligible for automatic option grants.

  A maximum of 500,000 shares of common stock has been authorized for issuance under the 1999 Non-Employee Director Option Plan. As of September 30, 1999, no options have been issued under the 1999 Non-Employee Director Option Plan.

  The compensation committee of the Board of Directors will make any administrative determinations under the 1999 Non-Employee Director Option Plan.

  The exercise price for options granted under the 1999 Non-Employee Director Option Plan may be paid in cash or in outstanding shares of common stock. Options may also be exercised on a cashless basis through the same-day sale of the purchased shares.

  Each individual who first joins the Board of Directors as a non-employee director on or after February 19, 1999, the effective date of our initial public offering, will receive at that time an option grant for 50,000 shares of common stock. Mr. Marengi, who joined our Board of Directors in July 1999, received a fully vested option grant for 50,000 shares of common stock at an exercise price of $24.00 per share. In addition, at each annual stockholders' meeting, beginning in 2000, each non-employee director will automatically be granted at that meeting, whether or not he or she is standing for re-election at that particular meeting, a stock option to purchase 5,000 shares of common stock. Each option will become exercisable for 25% of the shares after one year of Board service and in a series of equal quarterly installments over the next three years of service thereafter. Each option will have an exercise price equal to the fair market value of the common stock on the automatic grant date. Each option will have a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the Board of Directors. Each option will fully vest automatically upon a change in control.

  The Board of Directors may amend or modify the 1999 Non-Employee Director Option Plan at any time. The 1999 Non-Employee Director Option Plan will terminate on September 8, 2008, unless the Board of Directors decides to terminate the plan sooner.

  1999 Supplemental Stock Option Plan

  Our 1999 Supplemental Stock Option Plan was adopted by the Board of Directors on July 1, 1999. We have reserved 8,000,000 shares of common stock for issuance under the plan. As of September 30, 1999, options to purchase 2,273,710 shares of common stock had been granted under the 1999 Supplemental Stock Option Plan. Nonstatutory stock options may be granted under the 1999 Supplemental Stock Option Plan to employees and consultants. Officers may not participate in the 1999 Supplemental Stock Option Plan. With limited restrictions, if options expire under the 1999 Supplemental Stock Option Plan, then those shares will again become available for new option grants under the 1999 Supplemental Stock Option Plan.

  The 1999 Supplemental Stock Option Plan may be administered by a committee of our board. The committee has the complete discretion to make all decisions relating to the interpretation and operation of the 1999 Supplemental Stock Option Plan, including the discretion to determine which eligible individuals are to receive any award, determine the number, vesting requirements and other features and conditions of each award.

  The exercise price for options granted under the 1999 Supplemental Stock Option Plan may not be less than 85% of the fair market value of the common stock on the option grant date. The exercise price may be paid in cash or in outstanding shares of common stock. The exercise price may also be paid by using a cashless exercise method, a pledge of shares to a broker or promissory note.

  The committee may reprice options and may modify, extend or assume outstanding options. The committee may accept the cancellation of outstanding options in return for the grant of new options. The new option may have the same or a different number of shares and the same or a different exercise price.

  Options granted under the 1999 Supplemental Stock Option Plan are eligible for the same accelerated vesting provisions upon a change in control of Vignette, as such term is defined in the 1999 Equity Incentive Plan, as are options granted under the 1999 Equity Incentive Plan. In the event of a merger or other reorganization, the agreement of merger or reorganization may provide that outstanding options and other awards under the 1999 Supplemental Stock Option Plan shall be assumed by the surviving corporation or its parent, shall be continued by us if we are a surviving corporation, shall have accelerated vesting and then expire early, or shall be cancelled for a cash payment.

  The Board may amend or terminate the 1999 Supplemental Stock Option Plan at any time. The 1999 Supplemental Stock Option Plan will continue in effect indefinitely unless the Board decides to terminate the plan earlier.

                             CERTAIN TRANSACTIONS

  All outstanding shares of preferred stock were converted to common stock on the close of our initial public offering. The following information has been adjusted for the two-for-one forward split of our common stock payable on December 1, 1999.

Transactions with Directors and Officers

  In February 1996, we raised additional capital to finance our operations through the sale of 1,573,970 shares of Series A Preferred Stock to the following stockholders for approximately $.26 per share:

                                                      Shares of
                                                      Series A       Aggregate
                                                   Preferred Stock Consideration
                                                   --------------- -------------
Austin Ventures IV-A, L.P. .......................      317,538      $ 80,697
Austin Ventures IV-B, L.P. .......................      666,194       169,303
Sigma Partners III, L.P. .........................      492,850       125,250
Sigma Associates III, L.P. .......................       89,716        22,800
Sigma Investors III, L.P. ........................        7,672         1,950
                                                      ---------      --------
    Total.........................................    1,573,970      $400,000
                                                      =========      ========

  In February, June and July 1996, we raised additional capital to finance our operations through the sale of an aggregate of 7,292,154 shares of Series B Preferred Stock to the following stockholders for approximately $.42 per share:

                                                      Shares of
                                                      Series B       Aggregate
                                                   Preferred Stock Consideration
                                                   --------------- -------------
Austin Ventures IV-A, L.P. .......................    1,189,330     $  498,711
Austin Ventures IV-B, L.P. .......................    2,495,204      1,046,290
Sigma Partners III, L.P. .........................    1,982,584        831,337
Sigma Associates III, L.P. .......................      362,226        151,889
Sigma Investors III, L.P. ........................       42,980         18,023
CNET, Inc. .......................................    1,219,830        511,500
                                                      ---------     ----------
    Total.........................................    7,292,154     $3,057,750
                                                      =========     ==========

  In July 1996, we sold 7,338,630 shares of Series C Preferred Stock, to CNET, Inc. in exchange for certain intellectual property rights as set forth in the Stock Purchase Agreement dated July 19, 1996. In connection with the sale we entered into the Prism Development and Marketing Agreement, or the Prism Agreement, with CNET dated July 19, 1996 whereby CNET licensed certain intellectual property rights surrounding its "Prism" technology. Pursuant to the Prism Agreement, we agreed to license certain of our products royalty free on a limited number of CNET Web sites and both parties agreed to share in product enhancements. Pursuant to the Amended and Restated Stockholders' Agreement, dated as of July 19, 1996, Halsey M. Minor became one of our directors. Mr. Minor resigned from our Board of Directors in September 1998. Mr. Minor currently serves as Chairman and Chief Executive Officer of CNET, Inc.

  In June and July 1997, we raised additional capital to finance our operations through the sale of 3,294,580 shares and 159,344 shares, respectively, of Series E Preferred Stock, to the following stockholders for approximately $1.08 per share:

                                                      Shares of
                                                      Series E       Aggregate
                                                   Preferred Stock Consideration
                                                   --------------- -------------
Austin Ventures IV-A, L.P. .......................      564,938     $  608,737
Austin Ventures IV-B, L.P. .......................    1,185,228      1,277,118
Sigma Partners III, L.P. .........................    1,336,264      1,439,862
Sigma Associates III, L.P. .......................      330,698        356,338
Sigma Investors III, L.P. ........................       36,796         39,652
                                                      ---------     ----------
    Total.........................................    3,453,924     $3,721,707
                                                      =========     ==========

  On April 21, 1998, we loaned $58,858.80 to Michael J. Vollman, Senior Vice President, Sales and Services in connection with Mr. Vollman's exercise of an option to purchase 551,442 shares of common stock. Mr. Vollman issued a promissory note to us bearing interest at the rate of 5.70% per annum, which note was secured by a pledge of the shares acquired and was paid in full. On April 24, 1998, we loaned Mr. Vollman $60,000 for the purchase of Mr. Vollman's residence in the Austin area. Mr. Vollman issued a promissory note to Vignette bearing interest at the rate of 5.70% per annum, which note has been paid in full.

  In April 1998, we raised additional capital to finance our operations through the sale of 657,696 shares of Series F Preferred Stock to the following stockholders for approximately $2.67 per share:

                                                      Shares of
                                                      Series F       Aggregate
                                                   Preferred Stock Consideration
                                                   --------------- -------------
Austin Ventures IV-A, L.P. .......................     121,314      $  322,790
Austin Ventures IV-B, L.P. .......................     254,514         677,210
Sigma Partners III, L.P. .........................     221,072         588,226
Sigma Associates III, L.P. .......................      54,710         145,575
Sigma Investors III, L.P. ........................       6,086          16,197
                                                       -------      ----------
    Total.........................................     657,696      $1,749,998
                                                       =======      ==========

  Pursuant to the Stockholders' Agreement, dated as of February 5, 1996, John
D. Thornton and Robert E. Davoli joined our Board of Directors. Mr. Thornton is a General Partner of AV Partners IV, L.P., which is the General Partner of Austin Ventures IV-A, L.P. and Austin Ventures IV-B, L.P. Mr. Davoli is a General Partner of Sigma Management III, L.P., which is the General Partner of Sigma Partners III, L.P., Sigma Associates III, L.P. and Sigma Investors III, L.P. On September 25, 1998 Messrs. Thornton and Davoli each were granted an option to purchase 98,372 shares of our common stock at an exercise price of $3.18 per share subject to a four year vesting schedule in connection with their service as members of the Board. See "Principal and Selling Stockholders" for more information regarding securities held by these purchasers.

  In August 1998, CNET and Vignette amended the Prism Agreement to provide that CNET's and NBC Multimedia's jointly owned subsidiary, Snap! LLC, may use an undefined number of copies of StoryServer for (a) Snap!'s Internet sites accessible through www.snap.com and (b) for certain Snap! LLC co-branded sites. Such amendment also provides that if CNET no longer holds a 50% or more ownership interest in Snap! LLC, any subsequent copies installed and used after that time must be purchased from us. In consideration, CNET assigned to Vignette all rights and title to and interest in U.S. Patent No. 5,740,430, issued on April 14, 1998, "Method and apparatus for server-independent caching of dynamically-generated customized pages," and provided $100,000 of advertising on CNET's Web site for our use.

  In June 1999, we loaned $500,000 to William R. Daniel, Senior Vice President, Products, for the purchase of Mr. Daniel's residence in the Austin area. Mr. Daniel issued a non-interest bearing promissory note to us, which was secured by the deed of trust on the residence and stock pledge of any options exercised at time of exercise. The loan is repayable upon the sale of Mr. Daniel's residence or pledged stock.

  Steven G. Papermaster, a director of Vignette, is the Chairman of the Board of Perficient, Inc. Powershift Ventures, L.P., of which Mr. Papermaster is the sole general partner, owns greater than 10% of Perficient. Mr. Papermaster is deemed to be the beneficial owner of the shares of Perficient owned by Powershift Ventures, L.P. For the nine months ended September 30, 1999, 94% of Perficient's revenues, or approximately $1,801,040, were from services provided to Vignette.

Indemnification

  Our Certificate of Incorporation limits the liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Our Bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law, including any circumstances in which indemnification is otherwise discretionary under Delaware law. We have also entered into indemnification agreements with our officers and directors containing provisions that may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

  We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

Protege Software Professional Services Agreement

  In November 1997, we and Protege Software (Holdings) Limited, or Protege, entered into a professional services agreement under which Protege agreed to perform certain professional services for our European subsidiary, Vignette Europe Ltd. Protege provides Vignette Europe with its back-office and administrative functions such as payroll, invoicing and accounting. In addition, Protege provides general consulting services to Vignette Europe. These services include assisting Vignette Europe with the development of its business plans, implementation of its marketing strategy, localization of its products and organization of training courses and seminars regarding our products. The professional services agreement between us and Protege expires on December 31, 1999. It may be terminated by either party, without cause, on three months' written notice. Protege is in the business of providing similar services to technology companies seeking to establish European operations.

  Under the terms of the professional services agreement between us and Protege, we agreed to pay Protege, in addition to its costs of providing the services, management fees for the operations of Vignette Europe. Protege was entitled, at its option, to convert up to 55% of a portion of the management fees earned prior to December 31, 1998 into our fully paid voting stock at a price of $2.61 per share. In March 1999, Protege exercised its option and converted approximately $251,000 of management fees into 96,440 shares of common stock.

  Pany Christoforou, an employee of Protege, has served as our Vice President, Europe pursuant to the professional services agreement between us and Protege since January 1998.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of September 30, 1999, and as adjusted to reflect the sale of shares offered hereby. In accordance with the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of September 30, 1999. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of shares of common stock outstanding after this offering includes 1,841,000 shares of common stock being offered for sale by Vignette in this offering. The percentage of beneficial ownership for the following table is based on 56,268,454 shares of common stock outstanding as of September 30, 1999, and 58,377,054 shares of common stock outstanding after the completion of this offering assuming no exercise of the underwriters' over-allotment option. Unless otherwise indicated, the address for each listed stockholder is: c/o Vignette Corporation, 901 South Mopac Expressway, Austin, Texas 78746. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

                                      Shares                       Shares
                                Beneficially Owned           Beneficially Owned
                                      Before       Number of       After
                                   the Offering     Shares    the Offering(1)
Name and Address of             ------------------   Being   ------------------
  Beneficial Owner                Number   Percent  Offered    Number   Percent
-------------------             ---------- ------- --------- ---------- -------
Gregory A. Peters(2)...........  2,376,954   4.06%  237,600   2,139,354   3.54%
William R. Daniel(3)...........    456,588     *     30,000     426,588     *
Joel G. Katz(4)................    354,144     *        --      354,144     *
Calvin B. Killen...............    400,000     *        --      400,000     *
Philip C. Powers(5)............    411,366     *        --      411,366     *
Richard L. Schwartz............    321,654     *        --      321,654     *
Michael J. Vollman(6)..........    832,070   1.47    83,200     748,870   1.28
Neil Webber....................  2,583,516   4.58   308,200   2,275,316   3.89
Robert E. Davoli(7)............  4,103,856   7.29       --    4,103,856   7.03
Joseph A. Marengi(8)...........     50,000     *        --       50,000     *
Steven G. Papermaster(9).......     98,372     *        --       98,372     *
John D. Thornton(10)...........  1,924,540   3.41       --    1,924,540   3.29
All directors and executive
 officers as a group
 (11 persons)(11).............. 11,329,544  18.55%  350,800  10,978,744  17.45%

--------
  *Represents beneficial ownership of less than 1% of the outstanding shares of common stock.
 (1) Assumes no exercise of the underwriters' over-allotment option. See "Underwriters."

 (2) Includes options immediately exercisable for 2,336,742 shares.

 (3) Includes options immediately exercisable for 354,142 shares.

 (4) Includes options immediately exercisable for 354,144 shares.

 (5) Includes options immediately exercisable for 309,142 shares.

 (6) Includes options immediately exercisable for 217,998 shares.

 (7) Includes 3,199,258 shares held by Sigma Partners III, L.P., 664,282 shares held by Sigma Associates III, L.P. and 74,202 shares held by Sigma Investors III, L.P. Mr. Davoli, one of our directors, is a General Partner of Sigma Management III, L.P., which is the general partner of Sigma Partners III, L.P., Sigma Associates III, L.P. and Sigma Investors III, L.P. Mr. Davoli disclaims beneficial ownership of the shares held by Sigma Partners III, L.P., Sigma Associates III, L.P. and Sigma Investors III, L.P. except to the extent of his pecuniary interest therein arising from his general partnership interest in Sigma Partners III, L.P.

(8)   Includes options immediately exercisable for 50,000 shares.

(9)   Includes options immediately exercisable for 98,372 shares.

(10) Includes 441,262 shares held by Austin Ventures IV-A, L.P. and 925,766 shares held by Austin Ventures IV-B, L.P., 250,264 shares held by Austin Ventures V, L.P., 64,430 shares held by Austin Ventures V Affiliates Fund, L.P. Mr. Thornton, one of our directors, is a general partner of AV Partners IV, L.P., which is the general partner of Austin Ventures IV-A, L.P. and Austin Ventures IV-B, L.P., and is a general partner of AV Partners V, L.P., which is the general partner of Austin Ventures V, L.P. and Austin Ventures V Affiliates Fund, L.P. Mr. Thornton disclaims beneficial ownership of the shares held by Austin Ventures IV-A, L.P., Austin Ventures IV-B, L.P., Austin Ventures V, L.P. and Austin Ventures V Affiliates Fund, L.P. except to the extent of his pecuniary interest therein arising from his partnership interest in AV Partners IV, L.P. or AV Partners V, L.P., as the case may be. Amount shown for Mr. Thornton includes options immediately exercisable for 98,372 shares.

(11)  Includes options immediately exercisable for 3,818,912 shares.

                         DESCRIPTION OF CAPITAL STOCK

  Our authorized capital stock consists of 80,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value.

Common Stock

  As of September 30, 1999, there were 56,268,454 shares of common stock outstanding that were held of record by approximately 302 stockholders. As of September 30, 1999, there were 14,157,704 shares of common stock subject to outstanding options, 10,666,202 of which are currently exercisable. There will be 58,377,054 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and assuming no exercise after September 30, 1999 of outstanding options) after giving effect to the sale of the shares of common stock to the public offered hereby. The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution, or winding up of Vignette, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable. See "Dividend Policy."

  On November 4, 1999, we announced a two-for-one forward split of our common stock effected in the form of a stock dividend paid on December 1, 1999. Purchasers of shares of common stock in this offering will not be entitled to receive the stock dividend. The information relating to the number of shares our common stock, options or warrants as of September 30, 1999 assumes a two-for-one stock split.

Preferred Stock

  Our certificate of incorporation authorizes 10,000,000 shares of preferred stock and no shares are outstanding. The Board of Directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Vignette without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Anti-takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

  Certificate of Incorporation and Bylaws. Our certificate of incorporation provides that the Board of Directors is divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Vignette and may maintain the incumbency of the Board of Directors, as the classification of the Board of Directors generally increases the difficulty of replacing a majority of the directors. The certificate of incorporation also provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Further, provisions of our bylaws and the certificate of incorporation provide that the stockholders may amend the bylaws or certain provisions of the certificate of incorporation only with the affirmative vote of 75% of our capital stock. These provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of Vignette. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of Vignette. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management. See "Risk Factors--Risks Related to Our Business--Anti-Takeover Provisions in Our Charter Documents and Delaware Law Could Prevent or Delay a Change in Control of Our Company."

  Delaware Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, or DGCL Section 203, which regulates corporate acquisitions. DGCL Section 203 prevents certain Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging, under certain circumstances in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of DGCL
Section 203, a "business combination" includes, among other things, a merger or consolidation involving Vignette and the interested stockholder and the sale of more than ten percent (10%) of Vignette's assets. In general, DGCL
Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more the outstanding voting stock of Vignette and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of DGCL Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not "opted out" of the provisions of DGCL
Section 203.

Registration Rights

  After this offering, the holders of up to approximately 42,000,000 shares of common stock and rights to acquire common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock therein. Additionally, such holders are also entitled to certain demand registration rights pursuant to which they may require us on up to four occasions to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our best efforts to effect such registration. Further, holders may require us to file an unlimited number of additional registration statements on Form S-3 at our expense. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within six months following an offering of our securities, including the offering made hereby.

Transfer Agent and Registrar

  The Transfer Agent and Registrar for the common stock is ChaseMellon Shareholder Services, L.L.C., and its telephone number is (214) 965-2235.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, we will have approximately 58,377,054 shares of common stock outstanding. Substantially all of these shares will be transferable either without restriction or registration under the Securities Act of 1933 or under Rule 144. Approximately 7,826,000 additional shares will be available for sale in the public market following the expiration of 90-day lockup agreements with the representatives of the underwriters or us, subject in some cases to compliance with the volume and other limitations of Rule 144. We estimate that additional shares of common stock will be available for sale in the public market as follows:

    Days after Date of       Approximate Shares
     this Prospectus      Eligible for Future Sale           Comment
    ------------------    ------------------------           -------
 Upon Effectiveness......        50,551,054        Freely tradable shares and
                                                   shares salable under
                                                   Rule 144 that are not
                                                   subject to 90-day lockup
                                  7,826,000        Lockup released; shares
 90 days.................                          salable under Rule 144

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of common stock (approximately 583,771 shares immediately after the offering) or (ii) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

  We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock offered hereby.

  We, our executive officers and the selling stockholders have agreed pursuant to the Underwriting Agreement and other agreements that they will not sell any common stock without the prior consent of Morgan Stanley & Co. Incorporated for a period of 90 days from the date of this prospectus (the "90-day Lockup Period"), except that we may, without such consent, grant options and sell shares pursuant to our stock plans.

  In addition, after this offering, the holders of up to approximately 42,000,000 shares of common stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by our affiliates) immediately upon the effectiveness of such registration. See "Description of Capital Stock--Registration Rights."

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Hambrecht & Quist LLC, Dain Rauscher Incorporated, and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them an aggregate of 2,500,000 shares of common stock. The number of shares of common stock that each underwriter has agreed to purchase is set forth opposite its name below:

                                                                        Number
   Name                                                                of Shares
   ----                                                                ---------
   Morgan Stanley & Co. Incorporated..................................
   Hambrecht & Quist LLC..............................................
   Dain Rauscher Incorporated.........................................
   U.S. Bancorp Piper Jaffray Inc. ...................................
                                                                       ---------
       Total.......................................................... 2,500,000
                                                                       =========

  The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters over-allotment option described below.

  The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $     a share under the public
offering price. Any underwriter may allow, and such dealers may reallow, a
concession not in excess of $     a share to other underwriters or to certain
dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

  We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 375,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would
be $        , the total underwriters' discounts and commissions would be
$         , and the total proceeds to us would be $        .

  We, our executive officers and the selling stockholders have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each of us will not, during the period ending 90 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

  The restrictions described in the previous paragraph do not apply to:

  . the sale of shares to the underwriters of the shares of common stock under the underwriting agreement;

  . the issuance by Vignette of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus which is described in the prospectus;

  . transactions by any person other than Vignette relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares of common stock; or

  . issuances of shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of the prospectus and consistent with past practices.

  In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

  From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to us.

  We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed on for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Austin, Texas. Certain legal matters in connection with the offering will be passed on for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, as set forth in their report. We have included our consolidated financial statements in the prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

  Ernst & Young LLP, independent auditors, have audited the financial statements of Diffusion, Inc. at December 31, 1998 and 1997, and for each of the two years in the period ended December 31, 1998, as set forth in their report. The financial statements of Diffusion, Inc. have been included in this prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Vignette and the common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the SEC. We also file reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

  Our logo and certain titles and logos of our products mentioned in this prospectus are either (1) our trademarks or (2) trademarks that have been licensed to us. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                              VIGNETTE CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Vignette Corporation
Annual Financial Statements
  Report of Independent Auditors..........................................  F-2
  Consolidated Balance Sheets at December 31, 1997 and 1998...............  F-3
  Consolidated Statements of Operations for the three years ended December
   31, 1998...............................................................  F-4
  Consolidated Statements of Changes in Redeemable Convertible Preferred
   Stock and Stockholders' Equity (Deficit) for the three years ended
   December 31, 1998......................................................  F-5
  Consolidated Statements of Cash Flows for the three years ended December
   31, 1998...............................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
Interim Financial Statements
  Condensed Consolidated Balance Sheet at September 30, 1999 (Unaudited).. F-22
  Condensed Consolidated Statements of Operations for the nine months ended September 30, 1999 and 1998 (Unaudited).......................... F-23
  Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 1999 and 1998 (Unaudited).......................... F-24
  Notes to Condensed Consolidated Financial Statements (Unaudited)........ F-25
Pro Forma Condensed Consolidated Financial Statements
  Unaudited Pro Forma Condensed Consolidated Statements of Operations for
   the year ended December 31, 1998 and nine months ended September 30,
   1999................................................................... F-30
  Notes to Unaudited Pro Forma Condensed Consolidated Financial
   Statements............................................................. F-32

Diffusion, Inc. (An Acquired Business of Vignette Corporation)
Financial Statements
  Report of Independent Auditors.......................................... F-33
  Balance Sheets at December 31, 1998 and 1997 and June 30, 1999
   (Unaudited)............................................................ F-34
  Statements of Operations for the years ended December 31, 1998 and 1997 and for the six months ended June 30, 1999 (Unaudited) and 1998
   (Unaudited)............................................................ F-35
  Statements of Shareholders' Equity for the years ended December 31, 1998 and 1997............................................................... F-36
  Statements of Cash Flows for the years ended December 31, 1998 and 1997 and for the six months ended June 30, 1999 (Unaudited) and 1998
   (Unaudited)............................................................ F-37
  Notes to Financial Statements........................................... F-38

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Vignette Corporation

  We have audited the accompanying consolidated balance sheets of Vignette Corporation and Subsidiaries as of December 31, 1998 and 1997, the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vignette Corporation and Subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Austin, Texas
January 14, 1999, except for Note
   10, as to which the date is
   December 1, 1999

                                          /s/ Ernst & Young LLP

                              VIGNETTE CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                (in thousands, except share and per share data)

                                                               December 31,
                                                             ------------------
                                                               1997      1998
                                                             --------  --------
ASSETS
Current assets:
  Cash and cash equivalents................................  $  6,865  $ 12,242
  Accounts receivable, net of allowance of $37 in 1997 and
   $297 in 1998............................................       650     7,488
  Note receivable from employee............................       --        110
  Prepaid expenses and other...............................       196       280
                                                             --------  --------
    Total current assets...................................     7,711    20,120
Property and equipment:
  Equipment................................................        71       111
  Computers and purchased software.........................       834     2,704
  Furniture and fixtures...................................        16        63
  Leasehold improvements...................................        50       159
                                                             --------  --------
                                                                  971     3,037
  Accumulated depreciation.................................      (227)   (1,283)
                                                             --------  --------
                                                                  744     1,754
Other assets...............................................        44       907
                                                             --------  --------
    Total assets...........................................  $  8,499  $ 22,781
                                                             ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.........................................  $    433  $    589
  Accrued expenses.........................................     1,785     7,501
  Deferred revenue.........................................     1,163     6,092
  Current portion of capital lease obligation..............        23         7
  Current portion of long-term debt........................        24     1,895
  Other current liabilities................................        28       279
                                                             --------  --------
    Total current liabilities..............................     3,456    16,363
Capital lease obligation, less current portion.............         7       --
Long-term debt, less current portion.......................       826       758
                                                             --------  --------
    Total liabilities......................................     4,289    17,121
Redeemable convertible preferred stock.....................    13,458    36,258
Warrant to purchase redeemable convertible preferred stock.       --        169
Stockholders' equity (deficit):
  Convertible preferred stock..............................        38        42
  Common stock--$.01 par value; 33,446,991 shares
   authorized; 6,984,186 shares in 1997, 11,353,700 shares
   in 1998 (net of treasury shares of 141,382 in 1997 and
   169,498 in 1998) issued and outstanding.................        70       114
  Additional paid-in capital...............................     1,747    12,753
  Notes receivable for purchase of common stock............       --       (172)
  Deferred stock compensation..............................       --     (6,196)
  Accumulated other comprehensive loss.....................        (3)      (11)
  Accumulated deficit......................................   (11,100)  (37,297)
                                                             --------  --------
    Total stockholders' equity (deficit)...................    (9,248)  (30,767)
                                                             --------  --------
    Total liabilities and stockholders' equity (deficit)...  $  8,499  $ 22,781
                                                             ========  ========

                            See accompanying notes.

                              VIGNETTE CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                    Year ended December 31,
                                                    --------------------------
                                                     1996     1997      1998
                                                    -------  -------  --------
Revenue:
  Product license.................................. $   --   $ 1,943  $  8,584
  Services.........................................     --     1,081     7,621
                                                    -------  -------  --------
Total revenue......................................     --     3,024    16,205
Cost of revenue:
  Product license..................................     --        37       964
  Services.........................................     --     1,438     9,340
                                                    -------  -------  --------
Total cost of revenue..............................     --     1,475    10,304
                                                    -------  -------  --------
Gross profit.......................................     --     1,549     5,901
Operating expenses:
  Research and development.........................     892    2,895     6,962
  Sales and marketing..............................     428    4,964    15,880
  General and administrative.......................     503    1,333     4,864
  Write-off of acquired in-process research and
   development.....................................   1,865      --      2,089
  Amortization of deferred stock compensation......     --       --      2,475
                                                    -------  -------  --------
Total operating expenses...........................   3,688    9,192    32,270
                                                    -------  -------  --------
Loss from operations...............................  (3,688)  (7,643)  (26,369)
Other income (expenses):
  Interest income..................................      71      245       517
  Interest expense.................................      (9)     (47)     (253)
  Other............................................     --       (29)      (92)
                                                    -------  -------  --------
                                                         62      169       172
                                                    -------  -------  --------
Net loss........................................... $(3,626) $(7,474) $(26,197)
                                                    =======  =======  ========
Basic net loss per share........................... $ (2.88) $ (2.09) $  (4.60)
                                                    =======  =======  ========
Shares used in computing basic net loss per share..   1,260    3,576     5,698
Pro forma basic net loss per share.................                   $  (0.73)
                                                                      ========
Shares used in computing pro forma basic net loss
 per share.........................................                     35,808

                            See accompanying notes.

                              VIGNETTE CORPORATION

                CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE
         CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
                       (in thousands, except share data)

                       Redeemable Conver-
                     tible Preferred Stock
                   --------------------------
                   Number of
                     Shares    Value  Warrant
                   ---------- ------- -------
 Stock options
  exercised......         --  $   --   $ --
 Issuance of
  Series A stock.   1,573,970     400    --
 Series A
  issuance costs.         --      --     --
 Issuance of
  Series B stock.   7,292,154   3,058    --
 Series B
  issuance costs.         --      --     --
 Issuance of
  Series C stock.         --      --     --
 Series C
  issuance costs.         --      --     --
 Stock grants....         --      --     --
 Comprehensive
  loss:
 Net loss........         --      --     --
 Total
  comprehensive
  loss...........         --      --     --
                   ---------- -------  -----
 Balance at
  December 31,
  1996...........   8,866,124   3,458    --
 Exercise of
  Series D
  warrant........         --      --     --
 Issuance of
  Series E stock.   9,280,494  10,000    --
 Series E
  issuance costs.         --      --     --
 Stock options
  exercised......         --      --     --
 Repurchase of
  unvested stock.         --      --     --
 Compensation
  expense from
  stock options
  granted........         --      --     --
 Comprehensive
  loss:
 Net loss........         --      --     --
 Foreign
  currency
  translation
  adjustment.....         --      --     --
 Total
  comprehensive
  loss...........         --      --     --
                   ---------- -------  -----
 Balance at
  December 31,
  1997...........  18,146,618  13,458    --
 Issuance of
  Series F stock.   5,374,336  14,300    --
 Series F
  issuance costs.         --      --     --
 Issuance of
  Series G stock.         --      --     --
 Series G
  issuance costs.         --      --     --
 Issuance of
  Series H stock
  and warrant....   2,048,176   8,500    169
 Series H
  issuance costs.         --      --     --
 Stock options
  exercised......         --      --     --
 Repurchase of
  unvested stock.         --      --     --
 Deferred stock
  compensation
  related to
  stock options..         --      --     --
 Amortization of
  deferred stock
  compensation...         --      --     --
 Payments
  received on
  notes
  receivable for
  purchase of
  common stock...         --      --     --
 Comprehensive
  loss:
 Net loss........         --      --     --
 Foreign
  currency
  translation
  adjustment,
  cumulative
  translation
  loss of $(11)
  at December
  31, 1998.......         --      --     --
 Total
  comprehensive
  loss...........
                   ---------- -------  -----
 Balance at
  December 31,
  1998...........  25,569,130 $36,258   $169
                   ========== =======  =====
                                                            Stockholders' Equity (Deficit)
                   -----------------------------------------------------------------------------------------------------------------
                     Convertible                                    Notes
                   Preferred Stock   Common Stock                 Receivable                Accumulated                   Total
                   --------------- ------------------ Additional for Purchase   Deferred       Other                  Stockholders'
                   Number of       Number of            Paid-     of Common      Stock     Comprehensive Accumulated      Equity
                    Shares   Value   Shares    Value  in Capital    Stock     Compensation     Loss        Deficit      (Deficit)
                   --------- ----- ----------- ------ ---------- ------------ ------------ ------------- ----------- ---------------
 Stock options
  exercised......        --  $ --   6,748,884  $ 67    $   (31)     $ --        $   --         $ --       $    --        $     36
 Issuance of
  Series A stock.        --    --         --    --         --         --            --           --            --             --
 Series A
  issuance costs.        --    --         --    --         (18)       --            --           --            --             (18)
 Issuance of
  Series B stock.        --    --         --    --         --         --            --           --            --             --
 Series B
  issuance costs.        --    --         --    --          (2)       --            --           --            --              (2)
 Issuance of
  Series C stock.  7,338,630    37        --    --       1,828        --            --           --            --           1,865
 Series C
  issuance costs.        --    --         --    --         (25)       --            --           --            --             (25)
 Stock grants....        --    --         392   --         --         --            --           --            --             --
 Comprehensive
  loss:
 Net loss........        --    --         --    --         --         --            --           --         (3,626)        (3,626)
                                                                                                                     ---------------
 Total
  comprehensive
  loss...........        --    --         --                                                                               (3,626)
                   --------- ----- ----------- ------ ---------- ------------ ------------ ------------- ----------- ---------------
 Balance at
  December 31,
  1996...........  7,338,630    37  6,749,276    67      1,752        --            --           --         (3,626)        (1,770)
 Exercise of
  Series D
  warrant........    257,218     1        --    --         106        --            --           --            --             107
 Issuance of
  Series E stock.        --    --         --    --         --         --            --           --            --             --
 Series E
  issuance costs.        --    --         --    --        (126)       --            --           --            --            (126)
 Stock options
  exercised......        --    --     517,674     5         19        --            --           --            --              24
 Repurchase of
  unvested stock.        --    --    (282,764)   (2)        (9)       --            --           --            --             (11)
 Compensation
  expense from
  stock options
  granted........        --    --         --    --           5        --            --           --            --               5
 Comprehensive
  loss:
 Net loss........        --    --         --    --         --         --            --           --         (7,474)        (7,474)
 Foreign
  currency
  translation
  adjustment.....        --    --         --    --         --         --            --            (3)          --              (3)
                                                                                                                     ---------------
 Total
  comprehensive
  loss...........        --    --         --    --         --         --            --           --            --          (7,477)
                   --------- ----- ----------- ------ ---------- ------------ ------------ ------------- ----------- ---------------
 Balance at
  December 31,
  1997...........  7,595,848    38  6,984,186    70      1,747        --            --            (3)      (11,100)        (9,248)
 Issuance of
  Series F stock.        --    --         --    --         --         --            --           --            --             --
 Series F
  issuance costs.        --    --         --    --         (54)       --            --           --            --             (54)
 Issuance of
  Series G stock.    751,660     4        --    --       1,996        --            --           --            --           2,000
 Series G
  issuance costs.        --    --         --    --         (14)       --            --           --            --             (14)
 Issuance of
  Series H stock
  and warrant....        --    --         --    --         --         --            --           --            --             --
 Series H
  issuance costs.        --    --         --    --         (29)       --            --           --            --             (29)
 Stock options
  exercised......        --    --   4,425,746    44        441       (192)          --           --            --             293
 Repurchase of
  unvested stock.        --    --     (56,232)  --          (5)       --            --           --            --              (5)
 Deferred stock
  compensation
  related to
  stock options..        --    --         --    --       8,671        --         (8,671)         --            --             --
 Amortization of
  deferred stock
  compensation...        --    --         --    --         --         --          2,475          --            --           2,475
 Payments
  received on
  notes
  receivable for
  purchase of
  common stock...        --    --         --    --         --          20           --           --            --              20
 Comprehensive
  loss:
 Net loss........        --    --         --    --         --         --            --           --        (26,197)       (26,197)
 Foreign
  currency
  translation
  adjustment,
  cumulative
  translation
  loss of $(11)
  at December
  31, 1998.......        --    --         --    --         --         --            --            (8)          --              (8)
                                                                                                                     ---------------
 Total
  comprehensive
  loss...........                                                                                                         (26,205)
                   --------- ----- ----------- ------ ---------- ------------ ------------ ------------- ----------- ---------------
 Balance at
  December 31,
  1998...........  8,347,508 $  42 11,353,700  $114    $12,753      $(172)      $(6,196)       $ (11)     $(37,297)      $(30,767)
                   ========= ===== =========== ====== ========== ============ ============ ============= =========== ===============

                            See accompanying notes.

                              VIGNETTE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                     Year ended December 31,
                                                     --------------------------
                                                      1996     1997      1998
                                                     -------  -------  --------
Operating activities
Net loss...........................................  $(3,626) $(7,474) $(26,197)
Adjustment to reconcile net loss to cash used in
 operating activities:
  Depreciation.....................................       41      198     1,068
  Noncash compensation expense.....................      --         5     2,475
  Acquired in-process research and development.....    1,865      --      2,000
  Loss on disposal of fixed assets.................      --        29       101
  Other noncash items..............................      --       --          4
  Changes in operating assets and liabilities:
    Accounts receivable, net.......................      --      (650)   (6,838)
    Note receivable from employee..................      --       --       (110)
    Prepaid expenses and other assets..............      (88)    (151)     (783)
    Accounts payable...............................      215      218       156
    Accrued expenses...............................       86    1,700     5,716
    Deferred revenue...............................      --     1,163     4,929
    Other liabilities..............................      --        28       251
                                                     -------  -------  --------
      Net cash used in operating activities........   (1,507)  (4,934)  (17,228)
Investing activities
Purchase of property and equipment.................     (318)    (694)   (2,179)
                                                     -------  -------  --------
      Net cash used in investing activities........     (318)    (694)   (2,179)
Financing activities
Proceeds from long-term debt and capital lease
 obligation........................................      279      701     1,837
Payments on long-term debt and capital lease
 obligation........................................      (40)     (62)      (56)
Proceeds from issuance of Series A Convertible
 Preferred Stock, net..............................      382      --        --
Proceeds from issuance of Series B Convertible
 Preferred Stock, net..............................    3,056      --        --
Series C Convertible Preferred Stock issuance
 costs.............................................      (25)     --        --
Proceeds from exercise of Series D Convertible
 Preferred Stock warrant...........................      --       107       --
Proceeds from issuance of Series E Convertible
 Preferred Stock, net..............................      --     9,874       --
Proceeds from issuance of Series F Convertible
 Preferred Stock, net..............................      --       --     14,246
Series G Convertible Preferred Stock issuance cost.      --       --        (14)
Proceeds from issuance of Series H Convertible
 Preferred Stock, net..............................      --       --      8,471
Proceeds from exercise of stock options............       16       24       312
Payments for repurchase of unvested common stock...      --       (11)       (5)
                                                     -------  -------  --------
      Net cash provided by financing activities....    3,668   10,633    24,791
Effect of exchange rate changes on cash and cash
 equivalents.......................................      --        (3)       (7)
                                                     -------  -------  --------
Net increase in cash and cash equivalents..........    1,843    5,002     5,377
Cash and cash equivalents at beginning of year.....       20    1,863     6,865
                                                     -------  -------  --------
Cash and cash equivalents at end of year ..........  $ 1,863  $ 6,865  $ 12,242
                                                     =======  =======  ========
Supplemental disclosure of cash flow information:
  Interest paid....................................  $     7  $    48  $    250
                                                     =======  =======  ========
Noncash activities:
  Convertible preferred stock issued to acquire in-
   process research and development................  $ 1,865  $   --   $  2,000
                                                     =======  =======  ========

                            See accompanying notes.

                             VIGNETTE CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1998

1. Business

  Vignette Corporation, or "the Company" is a global provider of e-Business software products and services, a new category of enterprise solutions designed to enable businesses to build sustainable online customer relationships, increase returns on their Internet-related investments and capitalize on Internet business opportunities. The consolidated financial statements include the accounts of the Company and its wholly-owned foreign subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

  The Company was incorporated in Delaware on December 19, 1995. Operations for the period from December 19, 1995 to December 31, 1995 were not significant.

2. Summary of Significant Accounting Policies

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and such differences could be material to the financial statements.

 Revenue Recognition

  Revenue from license fees and from sales of software products is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant Company obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

  Services revenue is primarily comprised of revenue from consulting fees, maintenance agreements and training. Services revenue from consulting and training billed on a time and materials basis is recognized as performed. Services revenue on fixed price service arrangements is recognized upon completion of specific contractual milestone events, or based on an estimated percentage of completion as work progresses. Maintenance agreements include the right to unspecified upgrades on an if-and-when available basis. Maintenance revenue is deferred and recognized on a straight-line basis as services revenue over the life of the related agreement, which is typically one year.

  Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

  The Company adopted Statement of Position 97-2, Software Revenue Recognition, or SOP 97-2, and Statement of Position 98-4, Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition, or SOP 98-4, as of January 1, 1998. SOP 97-2 and SOP 98-4 provide guidance for recognizing revenue on software transactions and supersede SOP 91-1. The adoption of SOP 97-2 and SOP 98-4 did not have a material impact on the Company's financial results. However, full implementation guidelines for this standard have not yet been issued. Once available, the current revenue accounting practices may need to change and such changes could affect the Company's future revenues and earnings.

  In December 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for

                             VIGNETTE CORPORATION

2. Summary of Significant Accounting Policies (continued)

transactions entered into in fiscal years beginning after March 15, 1999. The Company believes that the adoption of SOP 98-9 will not have a material effect on the Company's results of operations or financial condition.

 Cash Equivalents

  Cash equivalents consist primarily of cash deposits and investments with original maturities of ninety days or less when purchased.

 Property and Equipment

  Property and equipment are carried at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over the useful lives of the assets (generally 1.5 to 3 years). Amortization of assets recorded under capital leases is computed using the straight-line method over the shorter of the asset's useful life or the term of the lease and such amortization is included with depreciation expense.

 Research and Development

  Research and development expenditures are expensed to operations as incurred. Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through December 31, 1998, all software development costs have been expensed.

 Advertising Costs

  The Company expenses advertising costs as incurred. These expenses were approximately $1,000, $158,000 and $85,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

 Income Taxes

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Foreign Currency Transactions

  For the Company's foreign subsidiary, the functional currency has been determined to be the local currency, and therefore, assets and liabilities are translated at year end or period end exchange rates, and income statement items are translated at average exchange rates prevailing during the year or period. Such translation adjustments are recorded in aggregate as a component of stockholders' equity. Gains and losses from foreign currency denominated transactions are included in other income (expense) and are not material. No foreign operations existed for the year ended December 31, 1996.

 Stock-Based Compensation

  FASB Statement No. 123, Accounting for Stock-Based Compensation, (SFAS 123) prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options. As allowed by SFAS 123, the Company has elected to continue to account for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25).

                             VIGNETTE CORPORATION

2. Summary of Significant Accounting Policies (continued)

 Concentration of Credit Risk

  Financial instruments which potentially subject the Company to concentrations of credit risk consist of short-term investments and trade receivables. The Company's short-term investments, which are included in cash and cash equivalents for reporting purposes, are placed with high credit quality financial institutions and issuers. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. The following table summarizes the changes in allowance for doubtful accounts for trade receivables (in thousands):

     Balance at January 1, 1996......................................... $  --
     Additions charged to costs and expenses............................    --
     Write-off of uncollectible accounts................................    --
                                                                         ------
     Balance at December 31, 1996.......................................    --
     Additions charged to costs and expenses............................     92
     Write-off of uncollectible accounts................................    (55)
                                                                         ------
     Balance at December 31, 1997.......................................     37
     Additions charged to costs and expenses............................    273
     Write-off of uncollectible accounts................................    (13)
                                                                         ------
     Balance at December 31, 1998....................................... $  297
                                                                         ======

  Customers A and B accounted for 13% and 11%, respectively, of the Company's total revenue for the year ended December 31, 1997. No customers accounted for more than 10% of the Company's total revenue during the years ended December 31, 1996 and 1998.

 Net Loss Per Share

  The Company follows the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128). Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share has not been presented as the effect of the assumed exercise of stock options, warrants and contingently issued shares is antidilutive due to the Company's net loss.

  The Company's historical capital structure is not indicative of its prospective structure due to the automatic conversion of all shares of convertible preferred stock and redeemable convertible preferred stock into common stock concurrent with the closing of the Company's anticipated initial public offering. Accordingly, a pro forma calculation assuming the conversion of all outstanding shares as of December 31, 1998 of convertible preferred stock and redeemable convertible preferred stock into common stock upon the Company's initial public offering using the if-converted method from their respective dates of issuance is presented.

                             VIGNETTE CORPORATION

2. Summary of Significant Accounting Policies (continued)

  The following table presents the calculation of basic and pro forma basic net loss per share (in thousands, except per share data):

                                                     Year ended December 31,
                                                     --------------------------
                                                      1996     1997      1998
                                                     -------  -------  --------
   Net loss........................................  $(3,626) $(7,474) $(26,197)
                                                     =======  =======  ========
   Basic:
    Weighted-average shares of common stock
     outstanding...................................    6,524    6,950     9,802
    Weighted-average shares of common stock subject
     to repurchase.................................   (5,264)  (3,374)   (4,104)
                                                     -------  -------  --------
    Shares used in computing basic net loss per
     share.........................................    1,260    3,576     5,698
                                                     =======  =======  ========
    Basic net loss per share.......................  $ (2.88) $ (2.09) $  (4.60)
                                                     =======  =======  ========
   Pro forma:
    Shares used above..............................                       5,698
    Pro forma adjustment to reflect weighted effect
     of assumed conversion of convertible preferred
     stock.........................................                      30,110
                                                                       --------
    Shares used in computing pro forma basic net
     loss per share................................                      35,808
                                                                       ========
    Pro forma basic net loss per share.............                    $  (0.73)
                                                                       ========

 Segments

  Effective January 1, 1998, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. The adoption of Statement No. 131 did not have a significant effect on the disclosure of segment information as the Company continues to consider it business activities as a single segment.

 Derivative Instruments and Hedging Activities

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on results of operations or the financial position of the Company.

                              VIGNETTE CORPORATION

3. Redeemable Convertible Preferred Stock and Stockholders' Equity

 Summary of Preferred Stock

  As of December 31, 1998, there were 35,414,460 shares authorized to be designated as preferred stock. The eight classes of preferred stock designated as of December 31, 1998 are as follows (704,342 shares remain undesignated):

                                                 Shares Issued Consideration per
                                        Shares        and      Share Received on
                            Par Value Designated  Outstanding      Issuance
                            --------- ---------- ------------- -----------------
   Redeemable convertible
    preferred stock:
     Series A..............   $.01     1,603,488   1,573,970   $ .26 cash
     Series B..............   $.01     7,292,160   7,292,154     .42 cash
     Series E..............   $.01     9,280,524   9,280,494    1.08 cash
     Series F..............   $.01     5,374,372   5,374,336    2.67 cash
     Series H..............   $.01     2,282,264   2,048,176    4.15 cash
                                      ----------  ----------
                                      25,832,808  25,569,130
                                      ==========  ==========
   Convertible preferred
    stock:
     Series C..............   $.01     7,338,662   7,338,630   $ .26 technology
     Series D..............   $.01       786,988     257,218     .42 cash
     Series G..............   $.01       751,660     751,660    2.67 technology
                                      ----------  ----------
                                       8,877,310   8,347,508
                                      ==========  ==========

                             VIGNETTE CORPORATION

3. Redeemable Convertible Preferred Stock and Stockholders' Equity (continued)

  Each holder of Series A, B, E, F and H Preferred Stock may elect to require the Company to redeem on or after the dates specified below, and in the amounts specified below, any such shares which were purchased by the stockholder, net of any shares previously redeemed, plus any accrued and unpaid dividends:

                                      Percentage of Shares
                                       Acquired Which May              Redemption
     Mandatory Redemption Date            be Redeemed                    Amount
     -------------------------        --------------------           --------------
                                                                     (in thousands)
          April 22, 2005                       50%                      $18,129
          April 22, 2006                       75%                       27,194
          April 22, 2007                      100%                       36,258

  The Company's preferred stock has the following characteristics at December 31, 1998:

Description  Dividend Features Liquidation Preference Conversion Features Redemption Features
-----------  ----------------- ---------------------- ------------------- -------------------
Series A     Cumulative at an  $.26 per share         One for one subject $.26 per share
             annual rate of    plus accrued           to certain          plus accrued and
             $.02 per share    and unpaid             antidilution        unpaid dividends
             beginning         dividends (1)          adjustments, as
             January 1, 1999                          defined
             payable upon
             liquidation or
             conversion
Series B     Cumulative at an  $.42 per share         One for one subject $.42 per share
             annual rate of    plus accrued           to certain          plus accrued and
             $.03 per share    and unpaid             antidilution        unpaid dividends
             beginning         dividends (1)          adjustments, as
             January 1, 1999                          defined
             payable upon
             liquidation or
             conversion
Series C     Cumulative at an  $.26 per share         One for one subject None
             annual rate of    plus accrued           to certain
             $.02 per share    and unpaid             antidilution
             beginning         dividends (1)          adjustments, as
             January 1, 1999                          defined
             payable upon
             liquidation or
             conversion
Series D     Non-cumulative    $.42 per share         One for one subject None
             at the same rate  plus accrued           to certain
             as dividends      and unpaid             antidilution
             paid on common    dividends              adjustments, as
             stock payable                            defined
             upon liquidation
             or conversion
Series E     Cumulative at an  $1.08 per              One for one subject $1.08 per share
             annual rate of    share plus             to certain          plus accrued and
             $.07 per share    accrued and            antidilution        unpaid dividends
             beginning June    unpaid                 adjustments, as
             6, 2000 payable   dividends (1)          defined
             upon liquidation
             or conversion
Series F     Cumulative at an  $2.67 per              One for one subject $2.67 per share
             annual rate of    share plus             to certain          plus accrued and
             $.16 per share    accrued and            antidilution        unpaid dividends
             beginning April   unpaid                 adjustments, as
             22, 2001 payable  dividends (1)          defined
             upon liquidation
             or conversion
Series G     Same as Series D  $2.67 per              One for one subject None
                               share plus             to certain
                               accrued and            antidilution
                               unpaid                 adjustments, as
                               dividends              defined
Series H     Cumulative at an  $4.15 per              One for one subject $4.15 per share
             annual rate of    share plus             to certain          plus accrued and
             $.25 per share    accrued and            antidilution        unpaid dividends
             beginning         unpaid                 adjustments, as
             November 30,      dividends (1)          defined (2)
             2001 payable
             upon liquidation
             or conversion

--------
(1) In addition to the liquidation preference amount shown, the preferred stockholder also participates on a pro rata basis with common stockholders in the liquidation of additional proceeds, if any, as specified by the preferred stock agreement.
(2) The Series H Preferred Stock price of $4.15 per share is subject to certain downward adjustments, through an adjustment in the shares of common stock issuable upon conversion, in the event that the Company does not complete a public offering at a price per share approximately 25% higher than the price paid by the Series H preferred stockholders. The adjustments can reduce the per share value of the Series H Preferred Stock to as low as $2.67 per share.

                             VIGNETTE CORPORATION

3. Redeemable Convertible Preferred Stock and Stockholders' Equity (continued)

 Voting Rights

  Each share of common stock has one voting right. Each series of redeemable convertible preferred stock and convertible preferred stock have voting rights equal to the number of common shares into which all shares of a particular series of preferred stock could then be converted.

 Stock Option/Stock Issuance Plan

  The Company has a 1995 Stock Option/Stock Issuance Plan (the "Plan") whereby employees, members of the Board of Directors, and independent advisors may be granted options to purchase shares of the Company's common stock or may be issued shares of the Company's common stock directly. Options are immediately exercisable subject to a repurchase agreement. The stock options and the related exercised stock will generally vest over a four year cumulative period. The term of each option is no more than ten years from the date of grant. Options for 23,849,672 shares were authorized under the Plan at December 31, 1998. Stock issuances may be for purchase or as a bonus for services rendered to the Company.

  Upon certain events, the Company has repurchase rights for unvested shares equal to the original exercise price. The Company also has the right of first refusal for any proposed disposition of shares issued under the Plan.

  In 1998, the Company recorded total deferred stock compensation of $8,671,000 in connection with stock options granted during the year ended December 31, 1998. This amount represents the difference between the exercise price of stock options grants for 8,497,206 shares of common stock and the deemed fair value of the Company's common stock at the time of such grants which ranged from $.11 to $3.31 per share and $.15 to $6.61 per share, respectively. Such amount is being amortized over the vesting periods of the applicable options, resulting in amortization of $2,475,000 for the year ended December 31, 1998.

  A summary of the Company's stock option activity and related information through December 31, 1998 follows:

                                                       Range of     Weighted-
                                          Number of    Exercise      Average
                                            Shares      Prices    Exercise Price
                                          ----------  ----------- --------------
   Options outstanding--January 1, 1996.         --   $       --      $ --
     Granted............................   7,880,078   .01 -  .05       .01
     Exercised..........................  (6,748,884)  .01 -  .05       .01
     Canceled...........................         --
                                          ----------
   Options outstanding--December 31,
    1996................................   1,131,194   .03 -  .05       .04
     Granted............................   4,990,806   .05 -  .11       .08
     Exercised..........................    (517,674)  .05 -  .11       .05
     Canceled...........................  (1,251,374)  .05 -  .11       .05
                                          ----------
   Options outstanding--December 31,
    1997................................   4,352,952   .03 -  .11       .09
     Granted............................  11,706,468   .11 - 3.31      1.45
     Exercised..........................  (4,425,746)  .05 - 3.18       .12
     Canceled...........................    (792,520)  .05 - 2.42       .20
                                          ----------
   Options outstanding, December 31,
    1998................................  10,841,154   .03 - 3.31      1.55
                                          ==========
   Options available for grant at
    December 31, 1998...................   1,316,214
                                          ==========

                             VIGNETTE CORPORATION

3. Redeemable Convertible Preferred Stock and Stockholders' Equity (continued)

  The following is a summary of options outstanding and exercisable as of December 31, 1998:

                                   Number of Options           Weighted-Average
                              Outstanding and Exercisable Remaining Contractual Life Weighted-Average
   Range of Exercise Prices      at December 31, 1998             (in years)          Exercise Price
   ------------------------   --------------------------- -------------------------- ----------------
         $.03 to $.07                    451,908                     6.0                  $ .05
            $ .11                      1,997,052                     7.2                  $ .11
            $ .54                      2,846,282                     7.5                  $ .53
        $1.28 to $1.78                   908,906                     7.8                  $1.69
            $2.42                      1,036,224                     7.8                  $2.42
        $3.18 to $3.31                 3,600,782                     8.0                  $3.18
                                      ----------
                                      10,841,154                     7.6                  $1.55
                                      ==========

  A total of 5,197,446 shares of outstanding common stock were unvested at December 31, 1998 and may be repurchased by the Company should vesting requirements not be fulfilled.

  Pro forma information regarding net loss is required by Statement No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a minimum value option pricing model with the following assumptions:

                                                              Year ended
                                                             December 31,
                                                        -----------------------
                                                         1996    1997    1998
                                                        ------- ------- -------
   Risk-free interest rate.............................      6%      6%      6%
   Weighted-average expected life of the options....... 4 years 4 years 4 years
   Dividend rate.......................................      0%      0%      0%
   Assumed volatility..................................      0%      0%      0%
   Weighted average fair value of options granted:
     Exercise price equal to fair value of stock on
      date of grant....................................    $.01    $.02   $1.10
     Exercise price less than fair value of stock on
      date of grant....................................     --      --    $ .89

  For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except per share data):

                                                           Year ended
                                                          December 31,
                                                    --------------------------
                                                     1996     1997      1998
                                                    -------  -------  --------
   Pro forma stock-based compensation expense...... $     1  $    11  $    259
   Pro forma net loss.............................. $(3,627) $(7,485) $(26,456)
   Pro forma basic net loss per share.............. $ (2.88) $ (2.10) $  (4.65)

 Stock Plans

  In September 1998, the Board of Directors adopted the 1999 Equity Incentive Plan ("1999 Plan") subject to stockholder approval. Under the 1999 Plan, the eligible individuals are: employees, non-employee members of the Board of Directors and consultants. The types of awards that may be made under the 1999 Plan are options to purchase shares of common stock, stock appreciation rights, restricted shares and stock units. The Company has reserved 2,000,000 shares for issuance under the 1999 Plan subject to stockholder approval. As of December 31, 1998, stockholder approval had not yet occurred and, accordingly, no options had been granted under the 1999 Plan.

                             VIGNETTE CORPORATION

3. Redeemable Convertible Preferred Stock and Stockholders' Equity (continued)

  In September 1998, the Board of Directors adopted the Employee Stock Purchase Plan ("ESPP") subject to stockholder approval. The Company has reserved 1,500,000 shares of common stock for issuance under the ESPP subject to stockholder approval. As of January 1 each year, the number of shares reserved for issuance under the ESPP will be increased automatically to 2% of the total number of shares of common stock outstanding or, if less, 1,500,000 shares. As of December 31, 1998, stockholder approval had not yet occurred and, accordingly, no options had been granted under the ESPP.

  In September 1998, the Board of Directors adopted the 1999 Non-Employee Directors Option Plan subject to stockholder approval. Under the 1999 Non-Employee Directors Option Plan, non-employee members of the Board of Directors will be eligible for automatic option grants. A maximum of 500,000 shares of common stock has been authorized for issuance under the 1999 Non-Employee Directors Option Plan subject to stockholder approval. As of December 31, 1998, stockholder approval had not yet occurred and, accordingly, no options had been granted under the 1999 Non-Employee Directors Option Plan.

 Warrants

  In connection with the issuance of Series A Redeemable Convertible Preferred Stock in February 1996, the Company also issued a warrant to purchase 29,512 shares of Series A Redeemable Convertible Preferred Stock at $.26 per share to a corporation. The warrant is exercisable at any time before the later to occur of March 2006 or five years after a Qualified Public Offering, as that term is defined.

  A warrant to purchase 257,218 shares of Series D Convertible Preferred Stock was granted to a Board member at $.42 per share during 1996. The warrant was exercised in 1997.

  No amount was allocated to the value of the above warrants as such amounts were not significant.

  In December 1998, the Company entered into agreements with a company providing for available credit of up to $5 million and an equipment lease line of $1.25 million. In connection with such agreements, the Company issued a warrant to the company to purchase 180,716 shares of Series H Redeemable Convertible Preferred Stock at an exercise price of $4.15. The Company valued the warrant at $169,000 using the Black-Scholes model, an assumed volatility of 51%, a risk-free interest rate of 6%, a weighted-average expected life of 1 year, and a dividend rate of 0%.

 Reserved Shares of Common Stock

  At December 31, 1998, the Company had reserved 34,126,866 shares of its common stock for issuance upon conversion of its various series of preferred stock and exercise of its warrants. At December 31, 1998, another 12,157,368 shares of common stock were reserved for issuance under the Company's 1995 Stock Option/Stock Issuance Plan.

                             VIGNETTE CORPORATION

4. Long-term Debt

  Long-term debt consisted of the following (in thousands):

                                                                 December 31,
                                                                ---------------
                                                                 1997    1998
                                                                ------  -------
   Bank line of credit of $8,000--outstanding principal
    balance payable upon maturity in December 1999. Line bears
    interest at prime + .75% and is due monthly. .............   $ --   $ 1,500
   Bank line of credit of $2,000--outstanding principal
    balance payable monthly in thirty-six equal installments
    beginning December 1998. Line bears interest at prime +
    .75% and is due monthly. .................................     850    1,153
   Subordinated line of credit of $5,000 from a company--
    outstanding principal balance payable monthly in thirty
    equal installments beginning six months after the
    execution of an Advanced Request, as defined. Line bears
    interest at 12% and is due monthly........................     --       --
   Lease financing credit of $1,250 from a company--
    outstanding principal balance payable monthly in thirty-
    six equal installments beginning upon execution of an
    Equipment Schedule under the Master Lease Agreement, as
    defined. Line bears interest at 7.5% and is due monthly...     --       --
                                                                ------  -------
                                                                   850    2,653
   Less current portion.......................................     (24)  (1,895)
                                                                ------  -------
   Long-term portion..........................................  $  826  $   758
                                                                ======  =======
   Available for future borrowings............................  $2,150  $13,597
                                                                ======  =======

  The borrowings under the lines of credit are collateralized by all tangible and intangible property of the Company.

  The aggregate maturities of long-term debt at December 31, 1998 are as follows (in thousands):

            1999.................................. $1,895
            2000..................................    395
            2001..................................    363
                                                   ------
                                                   $2,653
                                                   ======

  As of December 31, 1997 and 1998, all of the Company's outstanding long-term debt has a variable interest rate and, accordingly, the Company believes the carrying value of the long-term debt approximates its fair value.

5. Lease Commitments

  The Company has financed the acquisition of certain computers and equipment through sale-leaseback transactions which are accounted for as financings. Included in property and equipment at December 31, 1997 and 1998 are the following assets held under capital leases (in thousands):

                                                                  December 31,
                                                                  -------------
                                                                  1997    1998
                                                                  ------ ------
   Property and equipment........................................ $  65  $   65
   Less accumulated depreciation.................................   (31)    (65)
                                                                  -----  ------
                                                                  $  34  $  --
                                                                  =====  ======

                             VIGNETTE CORPORATION

5. Lease Commitments (continued)

  Future minimum lease payments for assets under capital leases at December 31, 1998 are $7,000 all of which is due to be paid by December 31, 1999.

  The Company leases its office facilities and office equipment under various operating lease agreements. Future minimum payments as of December 31, 1998, under these leases, are as follows (in thousands):

            1999.................................. $2,058
            2000..................................  1,943
            2001..................................  1,957
            2002..................................  2,015
            2003..................................  1,847
            Thereafter............................    --
                                                   ------
                                                   $9,820
                                                   ======

  Rent expense for the years ended December 31, 1996, 1997 and 1998 was $95,000, $263,000 and $1,512,000, respectively.

6. Income Taxes

  As of December 31, 1998, the Company had net operating loss and research and development credit carryforwards of approximately $27,023,000 and $560,000, respectively. The net operating loss and credit carryforwards will expire at various dates, beginning in 2011, if not utilized.

  The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. The Company's utilization of the net operating losses will be subject to a substantial annual limitation due to an "ownership change" resulting from the sales of private equity securities. The annual limitation may result in the expiration of net operating losses before utilization.

                             VIGNETTE CORPORATION

6. Income Taxes (continued)

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes as of December 31, 1997 and 1998 are as follows (in thousands):

                                                                December 31,
                                                              -----------------
                                                               1997      1998
                                                              -------  --------
   Deferred tax liabilities:
     Depreciable assets...................................... $   (19) $    --
     Other...................................................      (9)      (47)
                                                              -------  --------
                                                                  (28)      (47)
   Deferred tax assets:
     Depreciable assets......................................     --        118
     Deferred revenue........................................     --      1,143
     Tax carryforwards.......................................   3,704    10,558
     Software development costs..............................     383       153
     Amortization of deferred stock compensation.............     --        918
     Accrued liabilities and other...........................      92       440
                                                              -------  --------
                                                                4,179    13,330
                                                              -------  --------
   Net deferred tax assets...................................   4,151    13,283
   Valuation allowance for net deferred tax assets...........  (4,151)  (13,283)
                                                              -------  --------
   Net deferred taxes........................................ $   --   $    --
                                                              =======  ========

  The Company has established a valuation allowance equal to the net deferred tax asset due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance increased by approximately $2,805,000 during the year ended December 31, 1997 and $9,132,000 during the year ended December 31, 1998.

  Undistributed earnings of the Company's foreign subsidiary were immaterial as of December 31, 1998. Those earnings are considered to be permanently reinvested and, accordingly, no provision for U.S. federal and/or state income taxes has been provided thereon.

  The Company's provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

                               Year ended
                              December 31,
                            ---------------------
                            1996    1997    1998
                            -----   -----   -----
   Federal statutory rate.. (34.0)% (34.0)% (34.0)%
   State taxes, net of
    federal benefit........  (3.0)   (3.0)   (2.7)
   In-process research and
    development............   --      --      2.7
   Change in valuation
    allowance..............  37.0    37.0    34.8
   Other...................   --      --      (.8)
                            -----   -----   -----
                                0 %     0 %     0 %
                            =====   =====   =====

                             VIGNETTE CORPORATION

7. Acquired In-Process Research and Development

  During May 1998, the Company acquired from RandomNoise, Inc. certain in-process research and development effort, a developed product and an insignificant amount of equipment in exchange for $100,000 in cash and 751,660 shares of the Company's Series G Convertible Preferred Stock valued at $2.67 share or $2,000,000. Substantially all of the $2,100,000 purchase price was allocated to the acquired in-process research and development efforts based upon the following: (i) the Company assigned no value to the developed product as the Company does not intend to sell, support or enhance such product and the Company believes it has no alternative future use; (ii) the $2.67 per share ascribed to the Company's Series G Convertible Preferred Stock was based on the value per share received from the issuance of Series F Redeemable Convertible Preferred Stock, which occurred in April 1998; and (iii) the allocation of the entire $2,100,000 purchase price was determined to be reasonable based on the Company's estimate of costs it would incur if it had performed this effort internally.

  The in-process research and development effort relates to the development of visual development tool technology using graphical user interface ("GUI") technology not present in the developed product acquired from RandomNoise and not possessed by the Company and at the time of purchase the results of the in-process research and development effort had not progressed to a stage where they met technological feasibility. At the time of the transaction, the Company estimated that an additional 90 person months or $900,000 in costs would be required to complete the beta version of the new GUI-based technology tool, which is expected to be released in February 1999. The additional person months were required to add certain key elements, including: the ability to integrate with database oriented dynamic publishing systems; database interfacing capabilities; enhanced and consistent application performance; memory requirements consistent with those of the Company's other product; multiple Internet browser recognition capabilities; standardized documentation; and automated testing capabilities. As this was the Company's first attempt to develop GUI-based technology, at the time of the transaction there existed a significant amount of uncertainty as to the Company's ability to complete the development of a new product within a timeframe acceptable to the market and ahead of competitors. Additionally, the amount of development required to enable the acquired in-process research and development to be compatible with the Company's primary product was significant, which increased the uncertainty surrounding its successful development. If the Company is not successful in completing the development within the contemplated timeframe, the Company believes that although sales of its primary product to certain customers may be delayed, it will not have a significant adverse effect on the Company's results from operations.

  The Company has incurred approximately 92 person months or $920,000 in costs related to development of the acquired in-process research and development and estimates that approximately 13 person months or $130,000 in costs will be required to complete the development. The Company currently anticipates releasing the completed product in the first quarter of 1999.

  During July 1996, the Company acquired from CNET, certain software and related intellectual property rights for 7,338,630 shares of the Company's Series C Convertible Preferred Stock valued at $1,865,000. At the time the software technology was acquired, a significant amount of uncertainty surrounded the successful development of the product as the Company was still in its formation stage and was unproven in its ability to successfully develop and market any software product. Also, a significant amount of technical risk existed, as the viability of the intended product would be jeopardized if the Company were not successful in programming a user interface, programming an installation and configuration capability, porting the software to operate on more recent versions or additional platforms such as Netscape browser, Sybase, Oracle and Informix database software, and adding quality assurance test suites. These key elements were subsequently developed by the Company and led to a beta product released in December 1996. All of the $1,865,000 purchase price was allocated to acquired in-process research and development efforts.

                             VIGNETTE CORPORATION

8. Employee 401(k) Plan

  In 1997, the Company established a voluntary defined contribution retirement plan qualifying under Section 401(k) of the Internal Revenue Code of 1986. The Company made no contributions in the years ended December 31, 1997 and 1998.

9. Segments of Business and Geographic Area Information

  The Company considers its business activities to constitute a single segment.

  A summary of the Company's operations by geographic area follows (in thousands):

                                                     Year ended December 31,
                                                     --------------------------
                                                      1996     1997      1998
                                                     -------  -------  --------
   Revenue:
     United States
       Domestic..................................... $   --   $ 2,948  $ 12,471
       Other........................................     --        76       522
                                                     -------  -------  --------
         Total United States........................     --     3,024    12,993
     Europe and Australia...........................     --       --      3,212
                                                     -------  -------  --------
         Total revenue.............................. $   --   $ 3,024  $ 16,205
                                                     =======  =======  ========
   Net loss:
     United States.................................. $(3,626) $(7,447) $(25,756)
     Europe and Australia...........................     --       (27)     (441)
                                                     -------  -------  --------
         Total...................................... $(3,626) $(7,474) $(26,197)
                                                     =======  =======  ========
   Identifiable assets:
     United States..................................          $ 8,417  $ 20,486
     Europe and Australia...........................               82     2,295
                                                              -------  --------
         Total......................................          $ 8,499  $ 22,781
                                                              =======  ========

10. Subsequent Stock Splits

  On December 2, 1998, the Company's Board of Directors approved a 1.9674701-for-1 stock split of common and preferred stock. Such stock split was also approved by a majority of the Company's stockholders on February 16, 1999. All common and preferred stock information has been adjusted to reflect the stock split as if such split had taken place at the inception of the Company.

  On December 1, 1999, the Company effected a two-for-one forward stock split in the form of a stock dividend. Stockholders received one additional share for every share of Vignette common stock held on the record date of November 15, 1999. These shares were paid after market close on December 1, 1999. All Vignette common stock, preferred stock, and per share information has been adjusted to reflect the stock dividend as if such stock dividend had taken place at the inception of the Company.

11. Subsequent Events (Unaudited)

  During the nine months ended September 30, 1999, the Company recorded additional deferred stock compensation in the amount of approximately $13.0 million representing the difference between the exercise price of stock option grants for approximately 1,082,872 shares of common stock and the deemed fair value of the Company's common stock at the time of such grants. Such amount will be amortized over the vesting periods of the applicable options.

                             VIGNETTE CORPORATION

 Initial Public Offering

  In February 1999, the Company completed an initial public offering in which the Company sold 8,560,000 shares of its common stock for net proceeds to the Company of $73.9 million. Upon closing of the initial public offering, each outstanding share of the Company's Redeemable Convertible Preferred Stock and Convertible Preferred Stock was automatically converted into one share of common stock of the Company resulting in the issuance of 33,916,638 shares of common stock.

 Business Combination

  Effective June 30, 1999, Vignette acquired 100 percent of the outstanding stock and assumed all outstanding stock options of Diffusion, Inc. ("Diffusion"), a developer of multi-channel information delivery solutions, in exchange for 786,542 shares of Vignette common stock. The total cost of the acquisition, including transaction costs, was approximately $31.2 million.

 Supplemental Stock Option Plan

  On July 1, 1999, the Company's Board of Directors adopted the 1999 Supplemental Stock Option Plan ("1999 Supplemental Plan"). Under the 1999 Supplemental Plan, the eligible individuals are employees and consultants. Officers may not participate in the 1999 Supplemental Plan. The type of award that may be made under the 1999 Supplemental Plan is nonstatutory stock options. With limited restrictions, if options expire under the 1999 Supplemental Plan, then those shares will again become available for new option grants under the 1999 Supplemental Plan. The Company has reserved 8,000,000 shares for issuance under the 1999 Supplemental Plan.

 Investment

  In October 1999, the Company purchased equity securities of Vitessa (formerly ECDirect) in exchange for $22.9 million in cash. The investment represents a 15% ownership position in Vitessa, and provides a strategic partnership in which Vignette will integrate Vitessa's core technology for distributed e-commerce into Vignette's e-Business applications.

                              VIGNETTE CORPORATION

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
                                 (in thousands)

                                                                  September 30,
                                                                      1999
                                                                  -------------
ASSETS
Current assets:
  Cash and cash equivalents......................................   $ 73,702
  Accounts receivable, net.......................................     23,502
  Prepaid expenses and other.....................................      2,386
                                                                    --------
    Total current assets.........................................     99,590
Property and equipment, net......................................      5,493
Intangibles, net.................................................     15,380
Acquired technology..............................................      5,985
Other assets.....................................................      5,616
                                                                    --------
    Total assets.................................................   $132,064
                                                                    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses..........................   $ 16,579
  Deferred revenue...............................................     29,728
  Current portion of long-term debt and capital lease obligation.        274
  Other current liabilities......................................      1,151
                                                                    --------
    Total current liabilities....................................     47,732
Long-term debt and capital lease obligation, less current
 portion.........................................................          8
                                                                    --------
    Total liabilities............................................     47,740
Stockholders' equity.............................................     84,324
                                                                    --------
    Total liabilities and stockholders' equity...................   $132,064
                                                                    ========


                            See accompanying notes.

                              VIGNETTE CORPORATION

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                            Nine Months Ended
                                                              September 30,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
Revenue:
  Product license.......................................... $ 24,562  $  5,152
  Services.................................................   23,681     4,359
                                                            --------  --------
Total revenue..............................................   48,243     9,511
Cost of revenue:
  Product license..........................................    1,930       510
  Services.................................................   19,968     5,579
                                                            --------  --------
Total cost of revenue......................................   21,898     6,089
Gross profit...............................................   26,345     3,422
Operating expenses:
  Research and development.................................   10,231     4,840
  Sales and marketing......................................   28,819     9,398
  General and administrative...............................    5,986     3,451
  Purchased in-process research and development,
   acquisition-related and other charges...................   15,183     2,089
  Amortization of deferred stock compensation..............    4,118       867
  Amortization of intangibles..............................      898       --
                                                            --------  --------
Total operating expenses...................................   65,235    20,645
                                                            --------  --------
Loss from operations.......................................  (38,890)  (17,223)
Other income, net..........................................    2,039       204
                                                            --------  --------
Net loss................................................... $(36,851) $(17,019)
                                                            ========  ========
Basic net loss per share................................... $  (0.86) $  (3.86)
                                                            ========  ========
Shares used in computing basic net loss per share..........   42,866     4,410
                                                            ========  ========


                            See accompanying notes.

                             VIGNETTE CORPORATION

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                             Nine Months Ended
                                                               September 30,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
Operating activities
Net loss...................................................  $(36,851) $(17,019)
Adjustments to reconcile net loss to net cash used in
 operating activities:
 Depreciation..............................................     1,807       737
 Non cash compensation expense.............................     4,118       867
 Amortization of intangibles...............................       898       --
 Purchased in-process research and development,
  acquisition-related and other charges....................    14,512     2,000
 Loss on disposal of fixed assets..........................       --        101
 Changes in operating assets and liabilities net of effects
  from purchase of business:
 Accounts receivable, net..................................   (15,899)   (4,333)
 Prepaid expenses and other assets.........................    (2,341)     (872)
 Accounts payable and accrued expenses.....................     6,436     4,941
 Deferred revenue..........................................    22,919     3,672
 Other liabilities.........................................       729       173
                                                             --------  --------
  Net cash used in operating activities....................    (3,672)   (9,733)
Investing activities
Purchase of property and equipment.........................    (5,368)   (1,049)
Purchase of business, net of cash acquired.................        56       --
Purchase of equity securities..............................    (4,025)      --
                                                             --------  --------
  Net cash used in investing activities....................    (9,337)   (1,049)
Financing activities
Proceeds from issuance of common stock, net................    73,914       --
Proceeds from issuance of series F convertible preferred
 stock, net................................................       --     14,246
Payments for series G convertible preferred stock issuance
 costs.....................................................       --        (14)
Proceeds from long-term debt and capital lease obligation..       --      1,837
Payments on long-term debt and capital lease obligation....    (2,734)      (17)
Proceeds from exercise of stock options....................     3,163       265
Proceeds from repayment of shareholder notes receivable....        59       --
Payments for repurchase of unvested common stock...........        (8)       (1)
                                                             --------  --------
  Net cash provided by financing activities................    74,394    16,316
Effect of exchange rate on cash and cash equivalents.......        75        (2)
                                                             --------  --------
Net increase in cash and cash equivalents..................    61,460     5,532
Cash and cash equivalents at beginning of period...........    12,242     6,865
                                                             --------  --------
Cash and cash equivalents at end of period.................  $ 73,702  $ 12,397
                                                             ========  ========

Supplemental schedule for noncash investing and financing activities:

  Effective June 30, 1999, the Company purchased all of the outstanding capital stock of Diffusion, Inc. in exchange for 786,542 shares of the Company's common stock. In conjunction with the acquisition, the fair value of assets acquired and liabilities assumed were as follows:

   Fair value of assets acquired....................................... $34,503
   Liabilities assumed.................................................  (3,269)
                                                                        -------
   Fair value of common stock issued and transaction costs............. $31,234
                                                                        =======

                            See accompanying notes.

                             VIGNETTE CORPORATION

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                              September 30, 1999

1. General and Basis of Financial Statements

  The unaudited interim condensed consolidated financial statements include the accounts of Vignette Corporation and its wholly-owned subsidiaries (collectively, the "Company" or "Vignette"). All material intercompany accounts and transactions have been eliminated in consolidation.

  In February 1999, the Company completed an initial public offering in which the Company sold 8,560,000 shares of its common stock for net proceeds to the Company of $73.9 million. Upon closing of the initial public offering, each outstanding share of the Company's Redeemable Convertible Preferred Stock and Convertible Preferred Stock was automatically converted into one share of common stock of the Company resulting in the issuance of 33,916,638 shares of common stock.

  The financial statements included herein reflect all adjustments, consisting only of normal recurring adjustments, which in the opinion of management are necessary to fairly state the Company's financial position, results of operations and cash flows for the periods presented. These financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31, 1998, which are contained in the Company's Registration Statement filed on Form S-1, as amended, on February 18, 1999 (File No. 333-68345) as well as with other documents filed with the Securities and Exchange Commission. The results of operations for the nine-month periods ended September 30, 1999 and 1998 are not necessarily indicative of results that may be expected for any other interim period or for the full fiscal year.

2. Net Loss Per Share

  Basic net loss per share is based on the weighted effect of all common shares issued and outstanding and is calculated by dividing net loss available to common stockholders by the weighted average shares outstanding during the period. Diluted net loss per share is calculated by dividing net loss available to common stockholders by the weighted average number of common shares used in the basic net loss per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive common shares outstanding. Diluted net loss per share has not been presented as the effect of the assumed exercise of stock options, warrants and contingently issued shares is antidilutive due to the Company's net loss for the indicated period.

  The Company's historical capital structure is not indicative of its prospective structure due to the automatic conversion of all shares of convertible preferred stock and redeemable convertible preferred stock into common stock concurrent with the closing of the Company's recent initial public offering. Accordingly, a pro forma calculation assuming the conversion of all outstanding shares as of September 30, 1999 and 1998 of convertible preferred stock and redeemable convertible preferred stock into common stock upon the Company's initial public offering using the if-converted method from their respective dates of issuance is presented below.

                             VIGNETTE CORPORATION

  The following table presents the calculation of basic and pro forma basic net loss per share (in thousands, except per share data):

                                                            Nine Months Ended
                                                              September 30,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
   Net loss...............................................  $(36,851) $(17,019)
                                                            ========  ========
   Basic:
     Shares used in computing basic net loss..............    42,866     4,410
                                                            ========  ========
     Basic net loss per share.............................  $  (0.86) $  (3.86)
                                                            ========  ========
   Pro forma:
     Shares used above....................................    42,866     4,410
     Pro forma adjustment to reflect weighted effect of
      assumed conversion of convertible preferred stock...     6,088    29,334
                                                            --------  --------
     Shares used in computing pro forma basic net loss per
      share...............................................    48,954    33,744
                                                            ========  ========
     Pro forma basic net loss per share...................  $  (0.75) $  (0.50)
                                                            ========  ========

3. Comprehensive Loss

  The components of comprehensive loss are as follows (in thousands):

                                                            Nine Months Ended
                                                              September 30,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
   Net loss................................................ $(36,851) $(17,019)
   Foreign currency translation adjustments................       75        (2)
                                                            --------  --------
   Comprehensive loss...................................... $(36,776) $(17,021)
                                                            ========  ========

4. Business Combinations


  Effective June 30, 1999, Vignette acquired 100 percent of the outstanding stock and assumed all outstanding stock options of Diffusion, Inc. ("Diffusion"), a developer of multi-channel information delivery solutions, in exchange for 786,542 shares of Vignette common stock. The total cost of the acquisition, including transaction costs, was approximately $31.2 million.

  The acquisition was accounted for as a purchase business combination. Accordingly, the results of operations of Diffusion have been included with those of the Company for periods subsequent to the date of acquisition, and the effective date of the acquisition. The following table presents the allocation of the purchase price (in thousands):

   In-process research and development................................  $11,600
   Acquired technology................................................    6,300
   Workforce..........................................................      900
   Excess of cost over fair value of net assets acquired..............   15,063
   Net fair value of tangible assets acquired and liabilities assumed.   (2,629)
                                                                        -------
                                                                        $31,234
                                                                        =======

                             VIGNETTE CORPORATION

  Included in the acquired net assets of Diffusion was in-process research and development efforts related to the development of Diffusion Server 4.0. Diffusion Server 4.0 was expected to expand the delivery capabilities, user features and functionality of the existing Diffusion Server 3.0 multi-channel platform as well as add new components. The Company intends to re-work the acquired technology and integrate it with Vignette's products.

  A significant amount of uncertainty existed surrounding the successful development and completion of the research and development acquired, which was estimated to be 88% complete at the date of the acquisition. The Company was uncertain of its ability to complete the development of a new product within a timeframe acceptable to the market and ahead of competitors. Additionally, the amount of development required to enable the acquired in-process research and development to be compatible with StoryServer was significant. The results of the in-process research and development effort at the time of purchase had not progressed to a stage where they met technological feasibility as they lacked many key elements including standardized implementation capabilities and a scalable and extensible architecture.

  The Company assigned values of $11.6 million to in-process research and development and $6.3 million to existing core technology based upon a modified discounted cash flow model. The Company based the cash flow projections for revenue on the projected incremental increase in revenue that the Company expected to receive from the completed acquired in-process research and development. Diffusion expected revenue to commence with the product's release in December 1999 and continue throughout its economic life of five years. The Company deducted estimated operating expenses from estimated revenue to arrive at estimated pre-tax cash flows. Projected operating expenses included cost of goods sold, selling general and administrative expense, and research and development expense. The Company estimated operating expenses as a percent of revenue based on Diffusion's historical results for the fiscal years ended December 31, 1996 to 1998. Projected results for the fiscal years ended December 31, 1999 to 2001 were also used in combination with past operating results and industry averages. The Company also deducted capital charges, or cash flow attributable to other assets such as working capital and assembled workforce, from pre-tax operating income to isolate the cash flow solely attributable to the in-process research and development. Income taxes were then deducted to arrive at after-tax cash flows. The Company discounted the after-tax cash flow projections using a risk-adjusted rate of return of 23%. In using the discounted model, the Company excluded the costs to complete the in-process technology from the research and development expense for 1999, and the Company reflected the percentage completion of the in-process research and development in each year's projected cash flow.

  In connection with the transaction, the Company has incurred charges totaling $15.2 million for the write-off of in-process research and development (based upon an independent third party appraisal), acquisition-related expenses and integration costs in the consolidated statement of operations for the nine months ended September 30, 1999. The amounts allocated to acquired technology and workforce were determined based upon a valuation performed by an independent third party appraiser and are being amortized over a five-year period. The excess of cost over fair value of net assets acquired is being amortized over a seven-year period.

  The unaudited pro forma combined results of operations of Vignette and Diffusion for the nine months ended September 30, 1999 and 1998 after giving effect to certain pro forma adjustments are as follows (in thousands, except per share data):

                                                            Nine months ended
                                                              September 30,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
   Revenue................................................. $ 48,676  $ 10,420
   Operating loss..........................................  (29,203)  (24,137)
   Net loss................................................  (27,148)  (23,795)
   Basic net loss per share................................ $  (0.63) $  (4.60)

                             VIGNETTE CORPORATION

5. Subsequent Events

  On December 1, 1999, the Company effected a two-for-one forward stock split in the form of a stock dividend. Stockholders received one additional share for every share of Vignette common stock held on the record date of November 15, 1999. These shares were paid after market close on December 1, 1999. All Vignette common stock, preferred stock and per share information has been adjusted to reflect the stock dividend as if such stock dividend had taken place at the inception of the Company.

  In October 1999, the Company purchased equity securities of Vitessa (formerly ECDirect) in exchange for $22.9 million in cash. The investment represents a 15% ownership position in Vitessa, and provides a strategic partnership in which Vignette will integrate Vitessa's core technology for distributed e-commerce into Vignette's e-Business applications.

              UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

  Effective June 30, 1999, Vignette Corporation ("Vignette" or the "Company") acquired 100 percent of the outstanding stock and assumed all outstanding stock options of Diffusion, Inc. ("Diffusion"), a provider of multi-channel information delivery solutions, in exchange for 786,542 shares of Vignette common stock. The total cost of the acquisition, including transaction costs, was approximately $31.2 million. The acquisition was accounted for as a purchase business combination.

  Attached are unaudited pro forma condensed statements of operations for Vignette Corporation for the year ended December 31, 1998 and for the nine months ended September 30, 1999, including related notes thereto. These statements, including the weighted average number of shares used in the calculation of the pro forma per share data, assume the acquisition had been consummated on January 1, 1998. A condensed balance sheet at June 30, 1999, which reflects the acquisition as of the effective date of June 30, 1999, is included in the Company's Form 10-Q filed on August 13, 1999.

  The unaudited pro forma condensed statements of operations are based on the historical financial statements of the Company as of September 30, 1999 and Diffusion as of June 30, 1999. The operations of Diffusion for the period from July 1, 1999 through September 30, 1999 have been included in the Vignette historical financial statements. They are not necessarily indicative of the combined entity's operations had the acquisition actually occurred on the dates indicated, nor are they necessarily indicative of future operations. The pro forma adjustments and the assumptions on which they are based are described in the accompanying notes to the unaudited pro forma condensed statements of operations.

  These unaudited pro forma condensed statements of operations are based on and should be read in conjunction with the historical consolidated financial statements and related notes thereto of the Company for the year ended December 31, 1998 and the nine months ended September 30, 1999 and the financial statements and notes thereto of Diffusion for the year ended December 31, 1998 and the six months ended June 30, 1999.

                              VIGNETTE CORPORATION

             UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

                      For the Year Ended December 31, 1998
                     (in thousands, except per share data)

                                                         Pro Forma
                                   Vignette  Diffusion  Adjustments   Pro Forma
                                  Historical Historical  (Note 2)     Combined
                                  ---------- ---------- -----------   ---------
Revenue:
  Product license................  $  8,584   $   752     $   --      $  9,336
  Services.......................     7,621       330         --         7,951
                                   --------   -------     -------     --------
Total revenue....................    16,205     1,082         --        17,287
Cost of revenue:
  Product license................       964        43         --         1,007
  Services.......................     9,340       175         --         9,515
                                   --------   -------     -------     --------
Total cost of revenue............    10,304       218         --        10,522
Gross profit.....................     5,901       864         --         6,765
Operating expenses:
  Research and development.......     6,962     1,795         --         8,757
  Sales and marketing............    15,880     3,529         --        19,409
  General and administrative.....     4,864     1,268         --         6,132
  Purchased in-process research
   and development, acquisition-
   related and other
   charges.......................     2,089       --          --         2,089
  Amortization of deferred stock
   compensation..................     2,475       --          --         2,475
  Amortization of intangibles....       --        --        3,547 (a)    3,547
                                   --------   -------     -------     --------
Total operating expenses.........    32,270     6,592       3,547       42,409
                                   --------   -------     -------     --------
Loss from operations.............   (26,369)   (5,728)     (3,547)     (35,644)
Other income, net................       172       174         --           346
                                   --------   -------     -------     --------
Net loss.........................  $(26,197)  $(5,554)    $(3,547)    $(35,298)
                                   ========   =======     =======     ========
Basic net loss per share.........  $  (4.60)                          $  (5.47)
                                   ========                           ========
Shares used in computing basic
 net loss per share..............     5,698                              6,456
                                   ========                           ========


                            See accompanying notes.

                              VIGNETTE CORPORATION

             UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

                  For The Nine Months Ended September 30, 1999
                     (in thousands, except per share data)

                                                         Pro Forma
                                   Vignette   Diffusion Adjustments   Pro Forma
                                  Historical Historical  (Note 2)     Combined
                                  ---------- ---------- -----------   ---------
Revenue:
  Product license................  $ 24,562   $   190     $   --      $ 24,752
  Services.......................    23,681       243         --        23,924
                                   --------   -------     -------     --------
Total revenue....................    48,243       433         --        48,676
Cost of revenue:
  Product license................     1,930         6         --         1,936
  Services.......................    19,968        80         --        20,048
                                   --------   -------     -------     --------
Total cost of revenue............    21,898        86         --        21,984
Gross profit.....................    26,345       347         --        26,692
Operating expenses:
  Research and development.......    10,231       876         --        11,107
  Sales and marketing............    28,819     1,827         --        30,646
  General and administrative.....     5,986     1,344         --         7,330
  Purchased in-process research
   and development, acquisition-
   related and other charges.....    15,183       --      (15,183)(b)      --
  Amortization of deferred stock
   compensation..................     4,118       --          --         4,118
  Amortization of intangibles....       898       --        1,796 (a)    2,694
                                   --------   -------     -------     --------
Total operating expenses.........    65,235     4,047     (13,387)      55,895
                                   --------   -------     -------     --------
Loss from operations.............   (38,890)   (3,700)     13,387      (29,203)
Other income, net................     2,039        16         --         2,055
                                   --------   -------     -------     --------
Net loss.........................  $(36,851)  $(3,684)    $13,387     $(27,148)
                                   ========   =======     =======     ========
Basic net loss per share.........  $  (0.86)                          $  (0.63)
                                   ========                           ========
Shares used in computing basic
 net loss per share..............    42,866                             43,366
                                   ========                           ========


                            See accompanying notes.

          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1. General

  The Company accounted for the acquisition of Diffusion, Inc. as a purchase business combination. The accompanying unaudited pro forma condensed financial statements reflect an aggregate purchase price of approximately $31.2 million, consisting of the fair value of common stock issued ($30.9 million) as well as transaction costs ($313,000). The following table presents the allocation of the purchase price (in thousands):

   In-process research and development................................  $11,600
   Acquired technology................................................    6,300
   Workforce..........................................................      900
   Excess of cost over fair value of net assets acquired..............   15,063
   Net fair value of tangible assets acquired and liabilities assumed.   (2,629)
                                                                        -------
                                                                        $31,234
                                                                        =======

  The allocation of in-process research and development, acquired technology and workforce was based upon an independent valuation.

2. Unaudited Pro Forma Condensed Statements of Operations

  The accompanying unaudited pro forma condensed statements of operations have been prepared as if the acquisition was consummated as of January 1, 1998. Pro forma adjustments were made to reflect the:

    (a) Amortization of acquired intangibles, with amortization periods of five years for amounts allocated to acquired technology and workforce and seven years for the excess of cost over fair value of net assets acquired.

    (b) Exclusion of the one-time impact for the write-off of in-process research and development, acquisition-related expenses and integration costs recorded by the Company in connection with the acquisition.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Diffusion, Inc.

  We have audited the accompanying balance sheets of Diffusion, Inc. as of December 31, 1998 and 1997, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diffusion, Inc. at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming Diffusion, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred operating losses since inception and has insufficient cash and cash equivalents on hand at December 31, 1998 to fund its operations for the next fiscal year. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                          /s/ Ernst & Young LLP

Palo Alto, California
February 27, 1999

                                DIFFUSION, INC.

                                 BALANCE SHEETS
                    (in thousands, except number of shares)

                                                   December 31,
                                                 -----------------   June 30,
                                                   1998     1997       1999
                                                 --------  -------  -----------
                                                                    (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents..................... $  1,864  $ 1,118   $     30
  Short-term investments........................      998      998        --
  Accounts receivable, net of allowance of $24
   and $22 at December 31, 1998 and 1997........      212      196        115
  Prepaid expenses and other current assets.....      149      191        332
                                                 --------  -------   --------
    Total current assets........................    3,223    2,503        477
Property and equipment, net.....................      240      442        156
Other assets....................................       19      125         19
                                                 --------  -------   --------
                                                 $  3,482  $ 3,070   $    652
                                                 ========  =======   ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.............................. $    221  $   367   $    661
  Accrued compensation..........................      377      297        351
  Deferred revenue..............................      209      228        643
  Other accrued liabilities.....................      427      264        264
  Current portion of capital lease obligations..      233      264        174
                                                 --------  -------   --------
    Total current liabilities...................    1,467    1,420      2,093
Long-term portion of capital lease obligations..      130      229         82
Commitments
Shareholders' equity (deficit):
  Redeemable convertible preferred stock: no par
   value; 14,000,000 shares authorized,
   designated Series A; 3,161,500 shares issued
   and outstanding at December 31, 1998 and
   1997, at amounts paid in (aggregate
   liquidation preference of $1,581); Series B;
   3,075,000 shares issued and outstanding at
   December 31, 1998 and 1997, at amounts paid
   in (aggregate liquidation preference of
   $4,505); Series C; 2,857,144 shares issued
   and outstanding at December 31, 1998 and
   1997, at amounts paid in (aggregate
   liquidation preference of $5,100); Series D;
   3,375,870 shares issued and outstanding at
   December 31, 1998 (none in 1997), at amounts
   paid in (aggregate liquidation preference of
   $(6,042))....................................   17,094   11,088     17,094
  Common stock: no par value; 25,000,000 shares
   authorized; 3,574,928 and 3,435,712 shares
   issued and outstanding at December 31, 1998
   and 1997.....................................      278      266        336
  Shareholder notes receivable..................     (218)    (218)       --
  Accumulated deficit...........................  (15,269)  (9,715)   (18,953)
                                                 --------  -------   --------
Shareholders' equity (deficit)..................    1,885    1,421     (1,523)
                                                 --------  -------   --------
                                                 $  3,482  $ 3,070   $    652
                                                 ========  =======   ========

                            See accompanying notes.

                                DIFFUSION, INC.

                            STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                                Six months
                                              Years ended          ended
                                             December 31,        June 30,
                                            ----------------  ----------------
                                             1998     1997     1999     1998
                                            -------  -------  -------  -------
                                                                (unaudited)
Net revenues:
  Product revenues......................... $   752  $   479  $   190  $   550
  Service revenues.........................     330       83      243      143
                                            -------  -------  -------  -------
Total net revenues.........................   1,082      562      433      693
Costs and expenses:
  Costs of revenues........................     218      297       86      173
  Research and development.................   1,795    1,629      876      882
  Sales and marketing......................   3,529    3,324    1,827    1,735
  General and administrative...............   1,268    1,478    1,344      677
                                            -------  -------  -------  -------
Total costs and expenses...................   6,810    6,728    4,133    3,467
                                            -------  -------  -------  -------
Loss from operations.......................  (5,728)  (6,166)  (3,700)  (2,774)
Other income, net..........................     174      178       16       60
                                            -------  -------  -------  -------
Net loss................................... $(5,554) $(5,988) $(3,684) $(2,714)
                                            =======  =======  =======  =======


                            See accompanying notes.

                                DIFFUSION, INC.

                       STATEMENT OF SHAREHOLDERS' EQUITY
               (in thousands, except share and per share amounts)

                             Redeemable
                            Convertible
                          Preferred Stock     Common Stock   Shareholder                 Total
                         ------------------ ----------------    Notes    Accumulated Shareholders'
                           Shares   Amount   Shares   Amount Receivable    Deficit      Equity
                         ---------- ------- --------- ------ ----------- ----------- -------------
Balances as of December
 31, 1996...............  6,236,500 $ 6,022 1,885,978  $ 30     $ --      $ (3,727)     $2,325
 Issuance of Series C
  redeemable convertible
  preferred stock, net
  of $34 issuance costs.  2,857,144   5,066       --    --        --           --        5,066
 Issuance of common
  stock to lessors......        --      --     16,500     3       --           --            3
 Exercise of common
  stock options.........        --      --    180,234    30       (15)         --           15
 Issuance of common
  stock in exchange for
  shareholder notes
  receivable............        --      --  1,353,000   203      (203)         --          --
 Net loss...............        --      --        --    --        --        (5,988)     (5,988)
                         ---------- ------- ---------  ----     -----     --------      ------
Balances as of December
 31, 1997...............  9,093,644  11,088 3,435,712   266      (218)      (9,715)      1,421
 Issuance of Series D
  redeemable convertible
  preferred stock, net
  of issuance costs of
  $37...................  3,375,870   6,006       --    --        --           --        6,006
 Exercise of common
  stock options.........        --      --    139,216    12       --           --           12
 Net loss...............        --      --        --    --        --        (5,554)     (5,554)
                         ---------- ------- ---------  ----     -----     --------      ------
Balances as of December
 31, 1998............... 12,469,514 $17,094 3,574,928  $278     $(218)    $(15,269)     $1,885
                         ========== ======= =========  ====     =====     ========      ======


                            See accompanying notes.

                                DIFFUSION, INC.

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                Six months
                                             Years ended           ended
                                             December 31,        June 30,
                                           -----------------  ----------------
                                             1998     1997     1999     1998
                                           --------  -------  -------  -------
                                                                (unaudited)
Operating activities
Net loss.................................  $ (5,554) $(5,988) $(3,684) $(2,714)
Adjustments to reconcile net loss to net
 cash used in operating activities:
  Depreciation and amortization..........       355      398      137      204
  Changes in operating assets and
   liabilities:
    Accounts receivable..................       (16)    (196)      97     (302)
    Prepaid expenses and other current
     assets..............................        42     (135)    (183)      66
    Accounts payable.....................      (146)     157      440     (101)
    Accrued compensation.................        80      242      (26)      90
    Deferred revenue.....................       (19)     228      434       48
    Other accrued liabilities............       163      253     (163)     117
                                           --------  -------  -------  -------
      Net cash used in operating
       activities........................    (5,095)  (5,041)  (2,948)  (2,592)
                                           --------  -------  -------  -------
Investing activities
Capital expenditures.....................       --      (127)     (53)     --
Purchases of available-for-sale
 securities..............................   (14,663)    (502)     --       --
Sale of available-for-sale securities....    14,663      --       998      --
Proceeds from repayment of shareholder
 notes receivable........................       --       --       218      --
Other assets.............................       106      (60)     --       107
                                           --------  -------  -------  -------
      Net cash provided by (used in)
       investing activities..............       106     (689)   1,163      107
                                           --------  -------  -------  -------
Financing activities
Principal payments under capital lease
 obligations.............................      (283)    (208)    (107)    (108)
Proceeds from issuance of common stock...        12       18       58        6
Net proceeds from issuance of preferred
 stock...................................     6,006    5,066      --     6,006
                                           --------  -------  -------  -------
      Net cash provided by (used in)
       financing activities..............     5,735    4,876      (49)   5,904
                                           --------  -------  -------  -------
Net increase (decrease) in cash and cash
 equivalents.............................       746     (854)  (1,834)   3,419
Cash and cash equivalents at beginning of
 period..................................     1,118    1,972    1,864    1,118
                                           --------  -------  -------  -------
Cash and cash equivalents at end of
 period..................................  $  1,864  $ 1,118  $    30  $ 4,537
                                           ========  =======  =======  =======
Supplemental disclosure of cash flow
 information
Cash paid for interest...................  $     38  $    43  $    14  $    21
                                           ========  =======  =======  =======
Supplemental schedule of noncash
 investing and financing activities
Property and equipment acquired under
 capital lease obligations...............  $    153  $   308  $   --   $    30
                                           ========  =======  =======  =======
Issuance of common stock in exchange for
 shareholder notes receivable............  $    --   $   218  $   --   $   --
                                           ========  =======  =======  =======

                            See accompanying notes.

                                DIFFUSION, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1998

1. Summary of the Company and Significant Accounting Policies

 The Company

  Diffusion, Inc. (the "Company") was incorporated on April 20, 1995. The Company is a provider of Customer Relationship Management ("CRM") solutions for automating personalized, closed-loop interactions between an enterprise and its customers. The Diffusion CRM System is an "electronic relationship manager" that delivers appropriate information such as transaction occurrence and status to specific individuals via their preferred media: email, fax, pager, phone, Web, or printer.

  The Company is subject to a number of risks associated with companies in a similar stage of development, including dependence on key employees for technology development and support, volatility of the software industry, potential competition from larger more established companies, the successful development and marketing of its products, and the ability to obtain adequate financing to support its growth.

  At December 31, 1998, the Company has incurred an accumulated deficit of approximately $15,269,000. The Company will require additional financing to fund ongoing operations and to meet existing repayment obligations for 1998. While the Company plans to obtain additional financing to meet these needs, the additional financing sources have not yet been identified. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. See Note 8.

 Interim Financial Statements

  In the opinion of management, the unaudited interim financial statements at June 30, 1999 and for the six months ended June 30, 1999 and 1998 include all adjustments, consisting only of normal recurring accruals, necessary to present fairly the Company's financial position at June 30, 1999, and results of operations and cash flows for the six months ended June 30, 1999 and 1998. Results for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the entire year.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

 Research and Development

  Research and development expenditures are charged to operations as incurred. Statement of Financial Accounting Standard No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon the completion of a working model. Costs incurred by the Company between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, all research and development costs have been charged to operations as incurred.

 Revenue Recognition

  The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended by Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2." The Company derives

                                DIFFUSION, INC.

revenue from the sale of software licenses, post-contract support ("support"), and other services. Support includes telephone technical support, bug fixes, and rights to upgrades on a when-and-if-available basis. Services range from installation, training, and basic postimplementation consulting to meet specific customer needs.

  Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant Company obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. Revenue allocable to support is recognized on a straight-line basis over the period support is provided and revenue allocable to the software services is recognized as the services are performed.

 Cash Equivalents and Short-Term Investments

  Cash equivalents and short-term investments consist of money market funds and U.S. government obligations. For purposes of the accompanying statement of cash flows, the Company considers all such liquid instruments with an original maturity date of three months or less to be cash equivalents.

 Available-for-Sale Securities

  Management determines the appropriate classification of marketable debt securities ("securities") at the time of purchase. At December 31, 1998 and 1997, the Company's securities are classified as available-for-sale and consist of money market funds and short-term investments. The amortized cost of these investments approximates their fair value. Fair values for investment securities are based on quoted market prices. All marketable securities available-for-sale mature within one year of date of purchase. Unrealized gains and losses are not material, and have, therefore, not been shown separately. Gross realized gains and losses on sales of available-for-sale securities were immaterial.

 Depreciation and Amortization

  The Company records property and equipment at cost and calculates depreciation using the straight-line method over the estimated useful lives of the assets, generally two years. Equipment held under capital leases is amortized on a straight-line basis over the shorter of the lease term or the lives of the respective assets, generally two years.

 Stock-Based Compensation

  As permitted under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), the Company accounts for employee stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for the employee stock option grants.

 Concentration of Credit Risk

  Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash investments. The Company's cash investments generally consist of money market funds with qualified financial institutions, commercial paper issued by companies with strong credit ratings, and U.S. government obligations.

                                DIFFUSION, INC.

  Revenues from distributors and customers representing 10% or more of total revenue during fiscal 1998 and 1997 are as follows:

                                                                       1998  1997
                                                                       ----  ----
   Customer:
     A................................................................  47%   --
     B................................................................  --    52%
     C................................................................  --    17%
     D................................................................  --    17%

 Comprehensive Income

  As of January 1, 1998, the Company adopted Financial Accounting Standards Board's Statement No. 130, "Reporting Comprehensive Income" ("Statement 130"). Statement 130 establishes new rules for the reporting and display of comprehensive income and its components. Comprehensive loss is the same as net loss for all periods presented as there are no adjustments reported in shareholders' equity which are to be included in the computation. Accordingly, the adoption of this statement had no impact on the Company's net loss or shareholders' equity.

 Recently Issued Accounting Standards

  In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires companies to capitalize certain qualifying computer software costs which are incurred during the application development stage and amortize them over the software's estimated useful life. The Company is required to adopt SOP 98-1 effective January 1, 1999. The Company does not currently expect the adoption of SOP 98-1 to be material to its consolidated financial position or results of operations.

  In December 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 requires use of the "residual method" for recognition of revenue when vendor-specific objective evidence (VSOE) exists for undelivered elements but does not exist for delivered elements of a software arrangement. The Company will be required to comply with the provisions of SOP 98-9 for transactions entered into beginning January 1, 2000.

2. Property and Equipment

  Property and equipment consist of the following:

                                                                  December 31,
                                                                  -------------
                                                                   1998   1997
                                                                  ------ ------
                                                                       (in
                                                                   thousands)
   Computer hardware and software................................ $  941 $  799
   Office furniture and fixtures.................................    243    232
                                                                  ------ ------
                                                                   1,184  1,031
   Less accumulated depreciation and amortization................    944    589
                                                                  ------ ------
                                                                  $  240 $  442
                                                                  ====== ======

  As of December 31, 1998 and 1997, property and equipment includes amounts held under capital leases of $937,000 and $784,000 and related allowance for amortization of $887,000 and $490,000, respectively.

                                DIFFUSION, INC.

3. Commitments

 Leases

  The Company leases its principal office under a noncancelable operating lease agreement that expires in October 1999. In 1997 and 1996, the Company entered into a $500,000 and $700,000 equipment lease line of credit, respectively. In total, approximately $243,000 and $396,000 remained available at December 31, 1998 and 1997, respectively. The borrowings under the form of notes payable bear interest of approximately 8% and are secured by substantially all of the assets held by the Company.

  As of December 31, 1998, minimum lease payments under all noncancelable lease agreements were as follows:

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
                                                                (in thousands)
   Year ended December 31,
     1999.....................................................  $252     $140
     2000.....................................................   106      --
     2001.....................................................    30      --
                                                                ----     ----
   Total minimum lease payments...............................   388     $140
                                                                         ====
   Less amount representing interest..........................    25
                                                                ----
   Present value of minimum lease payments....................   363
   Less current portion.......................................   233
                                                                ----
   Long-term capital lease obligations........................  $130
                                                                ====

  Rent expense was approximately $229,000, $196,000, and $608,000 for the years ended December 31, 1998 and 1997, and for the period from inception (April 20, 1995) to December 31, 1998, respectively.

4. Shareholders' Equity

 Redeemable Convertible Preferred Stock

  Each share of Series A, B, C, and D preferred stock is convertible into common stock at the exchange rate in effect at the time of conversion, currently one-to-one, and is subject to appropriate adjustment for common stock splits, stock dividends, and similar transactions. Conversion is automatic upon the closing of an initial public offering of common stock in which the aggregate gross proceeds to the Company are at least $15,000,000 with a minimum offering price of $5.00 per share.

  Each holder of Series A, B, C, and D preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such preferred stock are convertible.

  Each holder of preferred stock is entitled to receive, when and as declared by the board of directors, noncumulative dividends at the annual rate of $0.04, $0.12, $0.15, and $0.14 per share of Series A, B, C, and D preferred stock, respectively, payable in preference and priority to any payment of any dividend on common stock.

  In the event of liquidation, the holders of preferred stock are entitled to a liquidation preference equal to $0.50, $1.47, $1.79, and $1.79 for all Series A, B, C, and D preferred stock, respectively, plus all declared but

                                DIFFUSION, INC.

4. Shareholders' Equity (continued)

unpaid dividends for each outstanding share of Series A, B, C, and D preferred stock, respectively; then their pro rata share (determined as if all outstanding shares of preferred stock are converted to common stock) until aggregate distributions on each outstanding share of Series A, B, C, and D preferred stock total $1.13, $3.30, $4.02, and $4.03 per share, respectively. Any remaining assets shall be distributed on a pro rata basis among the holders of the common stock.

  At any time after October 6, 2001, the holders of not less than 75% of the preferred stock then outstanding may elect, by written notice to the Company, to have the outstanding Series A, B, C, and D preferred stock redeemed, in whole or in part, by paying in cash $0.50, $1.47, $1.79, and $1.79 per share, respectively, for the preferred stock then outstanding (appropriately adjusted for any dilution), plus an amount equal to all declared and unpaid dividends on the outstanding shares of Series A, B, C, and D preferred stock.

 Common Stock

  In October 1995, under a stock purchase agreement, the Company issued 1,722,000 common shares to an employee and founder of the Company at a price of $0.0116 per share; 75% of these shares are subject to repurchase rights which expire ratably over the 48 months following the date of the stock purchase agreement. Upon termination of service, any unvested shares may be repurchased by the Company at the issuance price. At December 31, 1998 and 1997, 269,063 and 591,938 shares were subject to repurchase, respectively.

  In January 1997, under a stock purchase agreement, the Company issued 1,353,000 common shares to an employee of the Company at a price of $0.15 per share in exchange for a promissory note bearing interest at not less than 5.63% per annum. Following the date of the stock purchase agreement, 92% of these shares are subject to repurchase rights which expire ratably over 44 months. A further 82,350 shares were issued upon immediate exercise of an option granted in September 1997 at a price of $0.18 per share; 75% of these shares are subject to repurchase rights which expire ratably over the 36 months following the date of the stock purchase agreement. These shares were also issued in exchange for a promissory note. Upon termination of service, any unvested shares may be repurchased by the Company at the issuance price. At December 31, 1998 and 1997, 515,239 and 874,063 shares were subject to repurchase.

  The Company has reserved 12,469,514 shares of its common stock for issuance upon conversion of its Series A, B, C, and D preferred stock, and 3,544,636 common shares for issuance under the option plans.

 Stock Option Plans

  As discussed in Note 1, the Company has elected to follow Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  During 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan"). Under the 1997 Plan, up to 1,800,000 shares of the Company's common stock may be granted to eligible participants.

  During 1995, the Company adopted the 1995 General Stock Option Plan (the "1995 Plan"). Under the 1995 Plan, up to 1,102,500 shares of the Company's common stock may be granted to eligible participants. Also during 1995, the Company adopted the 1995 Executive Stock Option Plan (the "Executive Plan," altogether known as the "Plans"). Under the Executive Plan, up to 2,214,000 shares of the Company's common stock may be granted to directors and/or executive officers of the Company. Under the Plans, options to purchase common

                                DIFFUSION, INC.

4. Shareholders' Equity (continued)

stock may be granted at no less than 85% of the fair value on the date of the grant (110% of fair value in certain instances), as determined by the board of directors. Options generally are immediately exercisable, subject to repurchase rights of the Company, which lapse over a 48-month period, and have a maximum term of 10 years.

  Pro forma information regarding net income (loss) is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the minimum value method option pricing model with the following weighted-average assumptions for 1996 and 1997, respectively: risk-free interest rates of 5.0% to 6.3% a dividend yield of 0%, and a weighted-average expected life of the option of four years.

  The effect of applying Statement 123 to the Company's stock option awards did not result in pro forma net loss that was materially different from historical amounts reported. Therefore, such pro forma information is not separately presented herein. Future pro forma net income/loss results may be materially different from actual amounts reported.

  A summary of activity under the Plans is as follows:

                                     Shares                            Weighted-
                                   Available                            Average
                                      for        Options    Price Per  Exercise
                                     Grant     Outstanding    Share      Price
                                   ----------  ----------- ----------- ---------
Balance at December 31, 1996.....   1,329,614   1,887,386  $0.03-$0.15   $0.07
  Additional shares authorized,
   net of reductions.............     647,086         --       --         --
  Options granted................  (1,439,750)  1,439,750  $0.15-$0.18   $0.18
  Options exercised..............         --     (180,234) $0.15-$0.18   $0.17
  Options canceled...............     638,700    (638,700) $0.15-$0.18   $0.18
                                   ----------   ---------
Balance at December 31, 1997.....   1,175,650   2,508,202  $0.03-$0.18
  Options granted................  (1,320,813)  1,320,813     $0.18      $0.18
  Options exercised..............         --     (139,216) $0.05-$0.18   $0.09
  Options canceled...............     956,401    (956,401)
                                   ----------   ---------
Balance at December 31, 1998.....     811,238   2,733,398  $0.03-$0.18
                                   ==========   =========
                                            1998                   1997
                                   ----------------------- ---------------------
                                                Weighted-              Weighted-
                                                 Average                Average
                                    Options       Price      Options     Price
                                   ----------  ----------- ----------- ---------
Exercisable at end of year.......   2,733,398   $    0.12    2,508,202   $0.10
                                   ==========   =========  ===========   =====
Weighted-average fair value of
 options granted during the year.               $    0.04                $0.04
                                                =========                =====

  Exercise prices for options outstanding as of December 31, 1998 ranged from $0.05 to $0.18. The weighted-average remaining contractual life of those options is 8 years. Options subject to repurchase by the Company total 48,857 and 84,809 at December 31, 1998 and 1997, respectively.

5. Employee Benefit Plans

  The Company has a 401(k) plan which stipulates that all full-time employees can elect to contribute to the 401(k) plan, subject to certain limitations, up to 18% of salary on a pretax basis. The Company has the option to provide matching contributions but has not done so to date.

                                DIFFUSION, INC.

6.  Income Taxes

  As of December 31, 1998, the Company had federal net operating loss carryforwards of approximately $14,200,000. The Company also had federal research and development tax credit carryforwards of approximately $200,000. The net operating loss and credit carryforwards will expire at various dates beginning on 2010 through 2018, if not utilized.

  Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in expiration of net operating losses and credits before utilization.

  As of December 31, 1998 and 1997, the Company had deferred tax assets of approximately $6,100,000 and $3,800,000, respectively. The net deferred tax asset has been fully offset by a valuation allowance. The valuation allowance for deferred tax assets increased by approximately $2,300,000 during the year ended December 31, 1997. Deferred tax assets primarily relate to net operating loss carryforwards.

7.  Year 2000 Issue (Unaudited)

  Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four-digit entries in order to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies will need to be upgraded to comply with Year 2000 requirements. Significant uncertainty exists concerning the potential effects associated with this issue. Although the Company believes that its products and services are Year 2000 compliant, there can be no assurance that Year 2000 errors or defects will not be discovered in the Company's current and future products or services. Any failure by the Company to make its products Year 2000 compliant could result in a decrease in revenue and an increase in the allocation of resources to address Year 2000 problems without additional revenue commensurate with such dedication of resources, or an increase in litigation costs relating to losses suffered by the Company's customers due to such Year 2000 problems.

  The Company has conducted a preliminary assessment of its internal information technology ("IT") and non-IT systems to identify the systems that could be affected by the Year 2000 issue. Based on this preliminary assessment, the Company currently has no reason to believe that its IT and non-IT systems are not Year 2000 compliant. The Company intends to continue to assess the Year 2000 compliance of its internal systems.

  To date, the Company has not made any material expenditures related to the Year 2000 compliance of its internal information technology systems and the Company does not currently anticipate spending any material amounts for Year 2000 remediation. There can be no assurance that Year 2000 errors or defects will not be discovered in the Company's internal IT and non-IT systems. In the event Year 2000 errors or defects are discovered in the Company's internal IT and non-IT systems and the Company is not able to remedy such errors or defects in a timely manner or the cost to remedy such errors or defects is significant, there would be a material adverse effect on the Company's business, results of operation, or financial condition.

  The Company relies on third-party vendors and service providers for various products and services. There can be no assurance that third parties' failure to ensure Year 2000 compliance would not have an adverse impact on the Company's financial condition or results of operations.

  The Company currently does not have a specific contingency plan intended to mitigate the effects of any potential Year 2000 disruption. However, the Company would formulate such a plan in the future, if necessary.

                                DIFFUSION, INC.

                  NOTES TO FINANCIAL STATEMENTS--(Concluded)

8. Subsequent Event (Unaudited)

  On June 30, 1999, Vignette Corporation ("Vignette") acquired 100 percent of the outstanding stock and assumed all outstanding stock options of the Company in exchange for 786,542 shares of Vignette common stock. The total cost of the acquisition, including transaction costs, was approximately $31.2 million. The acquisition was accounted for as a purchase business combination.

                        [LOGO OF VIGNETTE APPEARS HERE]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC Registration fee.................................................. $ 68,591
NASD fee..............................................................   25,173
Nasdaq National Market listing fee....................................   17,500
Printing and engraving expenses.......................................  200,000
Legal fees and expenses...............................................  250,000
Accounting fees and expenses..........................................  100,000
Blue sky fees and expenses............................................   15,000
Transfer agent fees...................................................    2,500
Miscellaneous fees and expenses.......................................  121,236
                                                                       --------
    Total............................................................. $800,000
                                                                       ========

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended, referred to below as the Securities Act. Article VII, Section 6, of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is made to the Underwriting Agreement contained in Exhibit 1.1 hereto, which contains provisions indemnifying officers and directors of the Registrant against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

  Since inception, the Registrant has issued and sold the following securities:

   1. The Registrant granted stock options to purchase 24,577,352 shares of common stock at exercise prices ranging from $.005 to $3.31 per share to employees, consultants and directors pursuant to its various stock option plans through February 18, 1999.

   2. From its inception through December 31, 1998 the Registrant issued and sold an aggregate of 11,692,304 shares of its common stock to employees, consultants and directors for aggregate consideration of approximately $569,495 pursuant to exercises of options granted under its various stock option plans.

   3. In February 1996, the Registrant issued and sold 1,573,970 shares of its Series A Preferred Stock for an aggregate purchase price of $400,000 to a group of investors pursuant to a Stock Purchase Agreement.

   4. In February, June and July 1996, the Registrant issued and sold 7,292,154 shares of its Series B Preferred Stock for an aggregate purchase price of approximately $3,057,750 to CNET, Inc. pursuant to a Stock Purchase Agreement.

   5. In July 1996, the Registrant issued and sold 7,338,630 shares of its Series C Preferred Stock and for technology valued at approximately $1,865,000 to CNET, Inc. pursuant to a Stock Purchase Agreement.

   6. In December 1996, the Registrant issued a warrant to purchase 257,218 shares of its Series D Preferred Stock to James Treybig. In August 1997, this warrant was exercised in full for an aggregate purchase price of approximately $107,857.

   7. In June and July 1997, the Registrant issued and sold 9,280,494 shares of its Series E Preferred Stock for an aggregate purchase price of approximately $10,000,006 to a group of investors pursuant to Stock Purchase Agreements.

   8. In April 1998, the Registrant issued and sold 5,374,336 shares of its Series F Preferred Stock for an aggregate purchase price of approximately $14,300,010 to a group of investors pursuant to a Stock Purchase Agreement.

   9. In May 1998, the Registrant issued and sold 751,660 shares of its Series G Preferred Stock valued at approximately $2,000,000 to RamdomNoise, Inc. for technology pursuant to a Stock Purchase Agreement.

  10. In November 1998, the Registrant issued and sold 2,048,176 shares of its Series H Preferred Stock for an aggregate purchase price of approximately $8,500,000 to a group of investors pursuant to a Stock Purchase Agreement.

  11. In December 1998, the Registrant issued warrants to purchase 180,716 shares of its Series H Preferred Stock at an exercise price of $4.15 per share to Comdisco, Inc. in connection with a loan and equipment lease.

  The issuances described in Items 15(1) and (2) were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act. The issuances of the securities described in Items 15(3)-(11) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Act as transactions by an issuer not involving any public offering. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

 (a) Exhibits

 Exhibit No                             Description
 ----------                             -----------
 1.1        Form of Underwriting Agreement.
 2.1/3/     Agreement between Registrant and Diffusion, Inc. dated May 10,
            1999.
 3.1/2/     Certificate of Incorporation of the Registrant, as amended to date.
 3.3/2/     Bylaws of the Registrant.
 4.1        Reference is made to Exhibits 3.1, 3.2 and 4.3.
 4.2/2/     Specimen common stock certificate.
 4.3/2/     Fifth Amended and Restated Registration Rights Agreement dated
            November 30, 1998.
 5.1        Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
            Hachigian, LLP.
 10.1/2/    Form of Indemnification Agreements.
 10.2/2/    1995 Stock Option/Stock Issuance Plan and forms of agreements thereunder.
 10.3/2/    1999 Equity Incentive Plan.
 10.4/2/    Employee Stock Purchase Plan.
 10.5/2/    1999 Non-Employee Directors Option Plan.
 10.6/2/    Security and Loan Agreement dated March 24, 1998 between the
            Registrant and Imperial Bank.
 10.7/2/    Lease Agreement dated June 20, 1996 between the Registrant and
            David B. Barrow, Jr.
 10.8/2/    First Supplement to Lease Agreement dated November 4, 1997 between
            Registrant and 3410 Far West, Ltd.
 10.9/2/    Second Supplement to Lease Agreement dated February 23, 1998 between Registrant and 3410 Far West, Ltd.
 10.10/2/   Office Lease Agreement dated August 4, 1998 between Registrant and
            B.O. III, Ltd.
 10.11/2/   "Prism" Development and Marketing Agreement dated July 19, 1996 between the Registrant and CNET, Inc.
 10.12/2/   Letter Amendment to "Prism" Development and Marketing Agreement
            between the Registrant and CNET, Inc. dated August 15, 1998 and attachments thereto.
 10.13/2/   Software License Agreement dated April 6, 1998 between Registrant and Net Perceptions, Inc.
 10.14/2/   StoryServer Q2 Volume Purchase Agreement between Registrant and
            Tribune Interactive Inc.
 10.15/2/   Protege Software (Holdings) Confidential Professional Services
            Agreement dated November 15, 1997.
 10.16/2/   Subordinated Loan and Security Agreement dated December 3, 1998 between Registrant and Comdisco, Inc.
 10.17/2/   Master Lease Agreement dated December 3, 1998 between Registrant and Comdisco, Inc.
 21.1/5/    Subsidiaries of the Registrant.
 23.1       Consent of Independent Auditors.
 23.2       Consent of Independent Auditors.
 23.3       Consent of Counsel. Reference is made to Exhibit 5.1.
 24.1/5/    Power of Attorney.
 27.1/4/    Financial Data Schedule.

--------

(1) To be filed by amendment.

(2) Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-68345).

(3) Incorporated by reference to the Registrant's Form 8-K filed on July 15, 1999 (File No. 000-25375).
(4) Incorporated by reference to the Registrant's 10-Q filed on November 15, 1999 (File No. 000-25375).
(5) Previously filed.

 (b) Financial Statement Schedules

  All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

  The Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on this 3rd day of December, 1999.

                                          Vignette Corporation

                                                 /s/ Gregory A. Peters
                                          By: _________________________________
                                                     Gregory A. Peters
                                               President and Chief Executive
                                                          Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

      /s/ Gregory A. Peters            President, Chief Executive  December 3, 1999
______________________________________  Officer and Director
          Gregory A. Peters             (Principal Executive
                                        Officer)

        /s/ Joel G. Katz*              Chief Financial Officer     December 3, 1999
______________________________________  (Principal Financial and
             Joel G. Katz               Accounting Officer)
                                        and Secretary

      /s/ Robert E. Davoli*            Director                    December 3, 1999
______________________________________
           Robert E. Davoli

    /s/ Steven G. Papermaster*         Director                    December 3, 1999
______________________________________
        Steven G. Papermaster
      /s/ John D. Thornton*            Director                    December 3, 1999
______________________________________
           John D. Thornton
      /s/ Joseph A. Marengi*           Director                    December 3, 1999
______________________________________
          Joseph A. Marengi
*     /s/ Gregory A. Peters            Director                    December 3, 1999
   ___________________________________
         Gregory A. Peters
             Attorney-in-fact

                               INDEX TO EXHIBITS

 Exhibit No                             Description
 ----------                             -----------
 1.1        Form of Underwriting Agreement.
 2.1/3/     Agreement between Registrant and Diffusion, Inc. dated May 10,
            1999.
 3.1/2/     Certificate of Incorporation of the Registrant, as amended to date.
 3.3/2/     Bylaws of the Registrant.
 4.1        Reference is made to Exhibits 3.1, 3.2 and 4.3.
 4.2/2/     Specimen common stock certificate.
 4.3/2/     Fifth Amended and Restated Registration Rights Agreement dated
            November 30, 1998.
 5.1        Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
            Hachigian, LLP.
 10.1/2/    Form of Indemnification Agreements.
 10.2/2/    1995 Stock Option/Stock Issuance Plan and forms of agreements thereunder.
 10.3/2/    1999 Equity Incentive Plan.
 10.4/2/    Employee Stock Purchase Plan.
 10.5/2/    1999 Non-Employee Directors Option Plan.
 10.6/2/    Security and Loan Agreement dated March 24, 1998 between the
            Registrant and Imperial Bank.
 10.7/2/    Lease Agreement dated June 20, 1996 between the Registrant and
            David B. Barrow, Jr.
 10.8/2/    First Supplement to Lease Agreement dated November 4, 1997 between
            Registrant and 3410 Far West, Ltd.
 10.9/2/    Second Supplement to Lease Agreement dated February 23, 1998 between Registrant and 3410 Far West, Ltd.
 10.10/2/   Office Lease Agreement dated August 4, 1998 between Registrant and
            B.O. III, Ltd.
 10.11/2/   "Prism" Development and Marketing Agreement dated July 19, 1996 between the Registrant and CNET, Inc.
 10.12/2/   Letter Amendment to "Prism" Development and Marketing Agreement
            between the Registrant and CNET, Inc. dated August 15, 1998 and attachments thereto.
 10.13/2/   Software License Agreement dated April 6, 1998 between Registrant and Net Perceptions, Inc.
 10.14/2/   StoryServer Q2 Volume Purchase Agreement between Registrant and
            Tribune Interactive Inc.
 10.15/2/   Protege Software (Holdings) Confidential Professional Services
            Agreement dated November 15, 1997.
 10.16/2/   Subordinated Loan and Security Agreement dated December 3, 1998 between Registrant and Comdisco, Inc.
 10.17/2/   Master Lease Agreement dated December 3, 1998 between Registrant and Comdisco, Inc.
 21.1/5/    Subsidiaries of the Registrant.
 23.1       Consent of Independent Auditors.
 23.2       Consent of Independent Auditors.
 23.3       Consent of Counsel. Reference is made to Exhibit 5.1.
 24.1/5/    Power of Attorney.
 27.1/4/    Financial Data Schedule.

--------

(1) To be filed by amendment.

(2) Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-68345).

(3) Incorporated by reference to the Registrant's Form 8-K filed on July 15, 1999 (File No. 000-25375).

(4) Incorporated by reference to the Registrant's 10-Q filed on November 15, 1999 (File No. 000-25375).

(5) Previously filed.